SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

Quarterly information

March 31, 2015

(A free translation of the original report in Portuguese as published in

Brazil containing Quarterly Information (ITR) prepared in

accordance with accounting practices adopted in Brazil)

Report on the revision of quarterly information - ITR

To

Shareholders and Management of

Gafisa S.A.

São Paulo - SP

We have reviewed the individual and consolidated interim financial information from Gafisa S.A. (“Company”), contained within the Quarterly Information Report (ITR) for the quarter ended March 31st, 2015, including the balance sheet as of March 31st, 2015 and the related statement of income, comprehensive income, changes in equity and in cash flow for the three-month period then ended, including explanatory notes.

The Company’s management is responsible for the individual interim financial information in accordance with the Technical Pronouncement of the Accounting Pronouncements Committee (CPC) 21 – Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and Intermantional Accounting Standard IAS 34 – Interim Financial Reporting, which considers the Technical Orientation - OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities Commission (CVM) and the Brazilian Federal Accounting Council (CFC), as well as for the presentation of these interim information in compliance with the standards issued by the CVM, applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review according to the Brazilian and international review standards of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of inquiries, mainly of the people responsible for the financial and accounting matters, and the application of analytical and other review procedures. An interim review is substantially less in scope than an audit conducted in accordance with auditing standards. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit. Therefore, we did not express an audit opinion.

Conclusion from the individual and consolidated interim financial information prepared in accordance with CPC 21(R1)

Based on our review, we are not aware of any fact that could lead us to believe that the individual and consolidated interim financial information included in the Quarterly Information referred above was not prepared, in all material aspects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information -  ITR, and presented in accordance with the standards issued by the Brazilian Securities Commission - CVM.

Conclusion about the consolidated interim financial information prepared in accordance with IAS 34, which considers the Guideline OCPC 04 on the application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, issued by the Committee for Accounting Pronouncements (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and by the Federal Accounting Council (CFC)

Based on our review, we are not aware of any fact that makes us believe that the consolidated interim financial information included in the Quarterly Information referred above was not prepared, in all material aspects, in accordance with IAS 34, which considers Guidance OCPC 04 on the application of Technical Interpretation ICPC02 to the Brazilian Real Estate Development Entities, issued by the Committee for Accounting Pronouncements (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and the Federal Accounting Council (CFC), applicable to the preparation of Quarterly Information and presented in accordance with the standards issued by the Brazilian Securities Commission - CVM.

Emphasis of matter

As described in Note 2, the individual  and consolidated interim financial information was prepared in accordance with accounting practices adopted in Brazil (CPC21 (R1)). The consolidated interim financial information prepared in accordance with IFRS applicable to the Brazilian Real Estate Development Entities (IAS34, for interim financial information), also considers the Technical Orientation - OCPC04, edited by the Accounting Pronouncements Committee (CPC). This Technical Orientation refers to the revenue recognition of this sector and involves matters related to the meaning and application of the concept of continuous transfer of the risks, benefits and control over real estate unit sales, as further described in Note 2. Our conclusion is not modified regarding this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statement of value added for the three-month period ended March 31, 2015, prepared under the responsibility of the Company’s management, the presentation of which in the interim financial information is required in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to Quarterly Information - ITR, and considered as supplemental information by the International Financial Reporting Standards (IFRS), which do not require the disclosure of the statement of value added. These statements have been submitted to the same review procedures previously described above and, based on our review, we are not aware of any fact that leads us to believe that they were not fairly stated, in all material respects, according to the individual and consolidated interim financial information taken as a whole.

São Paulo, May 7th, 2015

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Giuseppe Masi

Accountant CRC 1SP176273/O-7

Company data
Capital Composition	1
Individual financial statements
Balance sheet - Assets	2
Balance sheet - Liabilities	3
Statement of income	4
Statement of comprehensive income (loss)	5
Statement of cash flows	6
Statements of changes in Equity
1/1/2015 to 3/31/2015	7
1/1/2014 to 3/31/2014	8
Statement of value added	9
Consolidated Financial Statements
Balance sheet - Assets	10
Balance sheet Liabilities	11
Statement of income	12
Statement of comprehensive income (loss)	13
Statement of cash flows	14
Statements of changes in Equity
1/1/2015 to 3/31/2015	15
1/1/2014 to 3/31/2014	16
Statement of value added	17
Comments on performance	18
Notes to interim financial information	57
Other information deemed relevant by the Company	95
Reports and statements
Report on review of interim financial information	98
Management statement of interim financial information	100
Management statement on the report on review of interim financial information	101

COMPANY DATA/ CAPITAL COMPOSITION

Number of shares	CURRENT QUARTER 3/31/2015
(in thousands)
Paid-in Capital
Commom	378,066
Preferred	-
Total	378,066
Treasury shares
Commom	10,807
Preferred	-
Total	10,807

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 3/31/2015	PRIOR YEAR 12/31/2014
1	Total Assets	6,428,780	6,477,381
1.01	Current Assets	2,428,994	2,477,653
1.01.01	Cash and cash equivalents	34,536	33,792
1.01.01.01	Cash and banks	20,803	24,501
1.01.01.02	Securities purchased under agreement to resell	13,733	9,291
1.01.02	Short-term investments	550,385	582,042
1.01.02.01	Short-term investments	550,385	582,042
1.01.03	Accounts receivable	735,530	748,910
1.01.03.01	Trade accounts receivable	735,530	748,910
1.01.03.01.01	Receivables from clients of developments	711,358	724,696
1.01.03.01.02	Receivables from clients of construction and services rendered	24,172	24,214
1.01.04	Inventories	967,383	932,681
1.01.04.01	Inventories to sell	967,383	932,681
1.01.07	Prepaid expenses	7,106	8,036
1.01.07.01	Prepaid expenses and others	7,106	8,036
1.01.08	Other current assets	134,054	172,192
1.01.08.01	Non current assets for sale	6,072	6,072
1.01.08.03	Other	127,982	166,120
1.01.08.03.01	Other accounts receivable and other	53,513	61,355
1.01.08.03.03	Receivables from related parties	74,469	104,765
1.02	Non current assets	3,999,786	3,999,728
1.02.01	Non current assets	964,772	916,283
1.02.01.03	Accounts receivable	300,417	275,531
1.02.01.03.01	Receivables from clients of developments	300,417	275,531
1.02.01.04	Inventories	504,842	487,735
1.02.01.09	Other non current assets	159,513	153,017
1.02.01.09.03	Other accounts receivable and other	89,602	84,897
1.02.01.09.04	Receivables from related parties	69,911	68,120
1.02.02	Investments	2,976,976	3,022,609
1.02.02.01	Interest in associates and affiliates	2,889,157	2,934,790
1.02.02.02	Interest in subsidiaries	87,819	87,819
1.02.02.02.01	Interest in subsidiaries - goodwill	87,819	87,819
1.02.03	Property and equipment	19,920	22,129
1.02.03.01	Operation property and equipment	19,920	22,129
1.02.04	Intangible assets	38,118	38,707
1.02.04.01	Intangible assets	38,118	38,707

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 3/31/2015	PRIOR YEAR 12/31/2014
2	Total Liabilities	6,428,780	6,477,381
2.01	Current liabilities	1,875,459	1,973,022
2.01.01	Social and labor obligations	45,489	38,507
2.01.01.02	Labor obligations	45,489	38,507
2.01.01.02.01	Salaries, payroll charges and profit sharing	45,489	38,507
2.01.02	Suppliers	66,900	57,369
2.01.02.01	Local suppliers	66,900	57,369
2.01.03	Tax obligations	40,173	38,386
2.01.03.01	Federal tax obligations	40,173	38,386
2.01.04	Loans and financing	780,707	758,572
2.01.04.01	Loans and financing	450,831	443,802
2.01.04.02	Debentures	329,876	314,770
2.01.05	Other obligations	838,873	977,154
2.01.05.01	Payables to related parties	447,755	596,047
2.01.05.02	Other	391,118	381,107
2.01.05.02.04	Obligations for purchase of real estate and advances from customers	229,168	228,991
2.01.05.02.05	Other obligations	135,361	128,567
2.01.05.02.06	Payables to venture partners	6,081	6,081
2.01.05.02.07	Obligations assumed on the assignment of receivables	12,431	14,128
2.01.05.02.08	Derivative financial instruments	8,077	3,340
2.01.06	Provisions	103,317	103,034
2.01.06.01	Tax, labor and civel lawsuits	103,317	103,034
2.01.06.01.01	Tax lawsuits	218	218
2.01.06.01.02	Labor lawsuits	12,496	11,151
2.01.06.01.04	Civel lawsuits	90,603	91,665
2.02	Non current liabilities	1,486,369	1,449,014
2.02.01	Loans and financing	1,286,393	1,234,984
2.02.01.01	Loans and financing	744,681	750,272
2.02.01.01.01	Loans and financing in local currency	744,681	750,272
2.02.01.02	Debentures	541,712	484,712
2.02.02	Other obligations	98,014	121,098
2.02.02.02	Other	98,014	121,098
2.02.02.02.03	Obligations for purchase of real estate and advances from customers	56,159	74,022
2.02.02.02.04	Other liabilities	15,884	17,162
2.02.02.02.05	Payables to venture partners	4,713	4,713
2.02.02.02.06	Obligations assumed on the assignment of receivables	18,451	20,368
2.02.02.02.07	Derivative financial instruments	2,807	4,833
2.02.03	Deferred taxes	26,126	26,126
2.02.03.01	Deferred income tax and social contribution	26,126	26,126
2.02.04	Provisions	75,836	66,806
2.02.04.01	Tax, labor and civel lawsuits	75,836	66,806
2.02.04.01.02	Tax and labor lawsuits	38,429	34,352
2.02.04.01.04	Civel lawsuits	37,407	32,454
2.03	Equity	3,066,952	3,055,345
2.03.01	Capital	2,740,662	2,740,662
2.03.02	Capital Reserves	71,989	69,897
2.03.02.04	Granted options	143,206	141,114
2.03.02.07	Reserve for expenditure swith public offering	-71,217	-71,217
2.03.04	Income Reserve	222,650	244,786
2.03.04.01	Legal Reserve	31,593	31,593
2.03.04.02	Statutory Reserve	218,038	292,252
2.03.04.09	Treasury shares	-26,981	-79,059
2.03.05	Accumulated losses/profit	31,651	-

INDIVIDUAL FINANCIAL STATEMENTS - INCOME (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 1/1/2015 to 3/31/2015	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2014 to 3/31/2014
3.01	Gross Sales and/or Services	270,401	236,110
3.01.01	Revenue from real estate development	297,181	259,656
3.01.03	Taxes on real estate sales and services	-26,780	-23,546
3.02	Cost of sales and/or services	-203,174	-165,407
3.02.01	Cost of real estate development	-203,174	-165,407
3.03	Gross profit	67,227	70,703
3.04	Operating expenses/income	-19,313	-100,453
3.04.01	Selling expenses	-11,523	-15,956
3.04.02	General and administrative expenses	-28,884	-31,501
3.04.05	Other operating expenses	-35,082	-21,622
3.04.05.01	Depreciation and amortization	-7,889	-10,136
3.04.05.02	Other operating expenses	-27,193	-11,486
3.04.06	Equity pick-up	56,176	-31,374
3.05	Income (loss) before financial results and income taxes	47,914	-29,750
3.06	Financial	-12,807	-7,471
3.06.01	Financial income	18,156	29,635
3.06.02	Financial expenses	-30,963	-37,106
3.07	Income before income taxes	35,107	-37,221
3.08	Income and social contribution taxes	-3,456	-2,568
3.08.01	Current	-3,456	-2,568
3.09	Income (loss) from continuing operation	31,651	-39,789
3.11	Income (loss) for the period	31,651	-39,789
3.99	Earnings per share
3.99.01	Basic earnings per share
3.99.01.01	ON	0.0862	-0.0977
3.99.02	Diluted earnings per share
3.99.02.01	ON	0.0856	-0.0977

INDIVIDUAL FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 1/1/2015 to 3/31/2015	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2014 to 3/31/2014
4.01	Income (loss) for the period	31,651	-39,789
4.03	Comprehensive income (loss) for the period	31,651	-39,789

INDIVIDUAL FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 1/1/2015 to 3/31/2015	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2014 to 3/31/2014
6.01	Net cash from operating activities	-60,089	-61,172
6.01.01	Cash generated in the operations	38,269	54,813
6.01.01.01	Loss before income and social contribution taxes	35,107	-37,221
6.01.01.02	Equity pick-up	-56,176	31,374
6.01.01.03	Stock options expenses	2,091	3,570
6.01.01.04	Unrealized interest and finance charges, net	14,706	26,768
6.01.01.05	Financial instruments	2,756	186
6.01.01.06	Depreciation and amortization	7,889	10,136
6.01.01.07	Provision for legal claims	18,711	15,519
6.01.01.08	Provision for profit sharing	6,000	3,828
6.01.01.09	Warranty provision	7,244	-849
6.01.01.10	Decrease of permanent assets	142	247
6.01.01.11	Allowance for doubtful accounts	626	263
6.01.01.14	Provision for penalties due to delay in construction works	-827	992
6.01.02	Variation in Assets and Liabilities	-98,358	-115,985
6.01.02.01	Trade accounts receivable	-15,747	82,769
6.01.02.02	Properties for sale	-51,809	-92,183
6.01.02.03	Other accounts receivable	150	7,112
6.01.02.04	Prepaid expenses	930	3,278
6.01.02.05	Obligations for purchase of land and adv. from customers	-17,686	-16,730
6.01.02.06	Taxes and contributions	1,787	-11,104
6.01.02.07	Suppliers	9,531	5,852
6.01.02.08	Salaries and payable charges	983	-294
6.01.02.09	Transactions with related parties	-14,627	-3,792
6.01.02.10	Other obligations	-8,414	-12,213
6.01.02.11	Income tax and social contribution payable	-3,456	-78,680
6.02	Net cash from investing activities	25,921	416,142
6.02.01	Purchase of property and equipment and intangible assets	-5,234	-9,282
6.02.02	Redemption of short-term investments	-503	-6,817
6.02.03	Purchase of short-term investments	701,769	903,779
6.02.04	Increase in investments	-670,111	-474,163
6.02.05	Received dividends	-	2,625
6.03	Net cash from financing activities	34,912	-335,303
6.03.02	Increase in loans, financing and debentures	178,731	117,363
6.03.03	Payment of loans, financing and debentures	-119,893	-205,080
6.03.04	Repurchase of treasury shares	-22,135	-22,728
6.03.05	Paid dividends	-	-117,125
6.03.06	Obligation with investors	-1,791	-7,733
6.03.07	Payables to venture partners	-	-100,000
6.05	Net decrease of cash and cash equivalents	744	19,667
6.05.01	Cash and cash equivalents at the beginning of the period	33,792	39,032
6.05.02	Cash and cash equivalents at the end of the period	34,536	58,699

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 1/1/2015 to 3/31/2015 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,740,662	-19,824	334,507	-	-	3,055,345
5.03	Opening adjusted balance	2,740,662	-19,824	334,507	-	-	3,055,345
5.04	Capital transactions with shareholders	-	54,170	-74,214	-	-	-20,044
5.04.03	Realization of granted options	-	2,091	-	-	-	2,091
5.04.04	Acquired treasury shares	-	-22,135	-	-	-	-22,135
5.04.08	Canceled treasury shares	-	74,214	-74,214	-	-	-
5.05	Total of comprehensive loss	-	-	-	31,651	-	31,651
5.05.01	Income for the period	-	-	-	31,651	-	31,651
5.07	Closing balance	2,740,662	34,346	260,293	31,651	-	3,066,952

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 1/1/2014 to 3/31/2014 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,740,662	-18,687	468,749	-	-	3,190,724
5.03	Opening adjusted balance	2,740,662	-18,687	468,749	-	-	3,190,724
5.04	Capital transactions with shareholders	-	-44,579	-	-	-	-44,579
5.04.03	Realization of granted options	-	3,589	-	-	-	3,589
5.04.04	Acquired treasury shares	-	-48,168	-	-	-	-48,168
5.05	Total of comprehensive loss	-	-	-	-39,789	-	-39,789
5.05.01	Loss for the period	-	-	-	-39,789	-	-39,789
5.07	Closing balance	2,740,662	-63,266	468,749	-39,789	-	3,106,356

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 1/1/2015 to 3/31/2015	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2014 to 3/31/2014
7.01	Revenues	297,181	259,656
7.01.01	Real estate development, sale and services	297,807	259,919
7.01.04	Allowance for doubtful accounts	-626	-263
7.02	Inputs acquired from third parties	-203,790	-158,022
7.02.01	Cost of Sales and/or Services	-178,212	-146,398
7.02.02	Materials, energy, outsourced labor and other	-25,578	-11,624
7.03	Gross added value	93,391	101,634
7.04	Retentions	-7,889	-10,136
7.04.01	Depreciation and amortization	-7,889	-10,136
7.05	Net added value produced by the Company	85,502	91,498
7.06	Added value received on transfer	74,332	-1,739
7.06.01	Equity pick-up	56,176	-31,374
7.06.02	Financial income	18,156	29,635
7.07	Total added value to be distributed	159,834	89,759
7.08	Added value distribution	159,834	89,759
7.08.01	Personnel and payroll charges	33,635	38,449
7.08.01.01	Direct compensation	33,635	38,449
7.08.02	Taxes and contributions	36,020	32,532
7.08.02.01	Taxes and contributions	36,020	32,532
7.08.03	Compensation – Interest	58,528	58,567
7.08.03.01	Compensation – Interest	58,528	58,567
7.08.04	Compensation – Company capital	31,651	-39,789
7.08.04.03	Retained losses	31,651	-39,789

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 3/31/2015	PRIOR YEAR 12/31/2014
1	Total Assets	7,333,898	7,205,852
1.01	Current Assets	4,805,799	4,691,211
1.01.01	Cash and cash equivalents	224,743	109,895
1.01.01.01	Cash and banks	83,829	85,059
1.01.01.02	Securities purchased under agreement to resell	41,771	24,836
1.01.01.03	Resources custody of third parties	99,143	-
1.01.02	Short-term investments	891,425	1,047,359
1.01.02.01	Short-term investments	891,425	1,047,359
1.01.02.01.02	Short-term investments	891,425	1,047,359
1.01.03	Accounts receivable	1,476,007	1,440,498
1.01.03.01	Trade accounts receivable	1,476,007	1,440,498
1.01.03.01.01	Receivables from clients of developments	1,418,894	1,400,490
1.01.03.01.02	Receivables from clients of construction and services rendered	57,113	40,008
1.01.04	Inventories	1,788,967	1,695,817
1.01.07	Prepaid expenses	15,322	15,442
1.01.07.01	Prepaid expenses and other	15,322	15,442
1.01.08	Other current assets	409,335	382,200
1.01.08.01	Non current assets for sale	113,489	110,563
1.01.08.03	Other	295,846	271,637
1.01.08.03.01	Other accounts receivable	124,268	128,905
1.01.08.03.02	Receivables from related parties	171,578	142,732
1.02	Non Current assets	2,528,099	2,514,641
1.02.01	Non current assets	1,407,504	1,420,654
1.02.01.03	Accounts receivable	417,746	384,821
1.02.01.03.01	Receivables from clients of developments	417,746	384,821
1.02.01.04	Inventories	768,789	816,525
1.02.01.09	Other non current assets	220,969	219,308
1.02.01.09.03	Other accounts receivable and other	114,489	112,241
1.02.01.09.04	Receivables from related parties	106,480	107,067
1.02.02	Investments	1,001,235	968,393
1.02.02.01	Interest in associates and affiliates	1,001,235	968,393
1.02.03	Property and equipment	44,641	48,691
1.02.03.01	Operation property and equipment	44,641	48,691
1.02.04	Intangible assets	74,719	76,903
1.02.04.01	Intangible assets	49,243	51,427
1.02.04.02	Goodwill	25,476	25,476

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 3/31/2015	PRIOR YEAR 12/31/2014
2	Total Liabilities	7,333,898	7,205,852
2.01	Current liabilities	2,371,484	2,270,869
2.01.01	Social and labor obligations	72,244	65,039
2.01.01.02	Labor obligations	72,244	65,039
2.01.01.02.01	Salaries, payroll charges and profit sharing	72,244	65,039
2.01.02	Suppliers	102,391	95,131
2.01.03	Tax obligations	110,933	114,424
2.01.03.01	Federal tax obligations	110,933	114,424
2.01.04	Loans and financing	1,074,971	1,054,445
2.01.04.01	Loans and financing	546,115	550,058
2.01.04.01.01	In Local Currency	546,115	550,058
2.01.04.02	Debentures	528,856	504,387
2.01.05	Other obligations	907,628	838,796
2.01.05.01	Paybales to related parties	204,763	156,503
2.01.05.02	Other	702,865	682,293
2.01.05.02.04	Obligations for purchase of real estate and advances from customers	498,857	490,605
2.01.05.02.05	Payables to venture partners	8,717	6,317
2.01.05.02.06	Other obligations	165,453	157,896
2.01.05.02.07	Obligations assumed on assignment of receivables	21,761	24,135
2.01.05.02.08	Derivative financial instruments	8,077	3,340
2.01.06	Provisions	103,317	103,034
2.01.06.01	Tax, labor and civel lawsuits	103,317	103,034
2.01.06.01.01	Tax lawsuits	218	218
2.01.06.01.02	Labor lawsuits	12,496	11,151
2.01.06.01.04	Civel lawsuits	90,603	91,665
2.02	Non current liabilities	1,891,523	1,876,580
2.02.01	Loans and financing	1,562,982	1,532,079
2.02.01.01	Loans and financing	821,270	847,367
2.02.01.01.01	Loans and financing in local currency	821,270	847,367
2.02.01.02	Debentures	741,712	684,712
2.02.02	Other obligations	145,387	173,221
2.02.02.02	Other	145,387	173,221
2.02.02.02.03	Obligations for purchase of real estate and advances from customers	76,059	101,137
2.02.02.02.04	Other obligations	33,327	30,544
2.02.02.02.05	Payables to venture partners	4,713	4,713
2.02.02.02.06	Obligations assumed on assignment of receivables	28,481	31,994
2.02.02.02.07	Derivative financial instruments	2,807	4,833
2.02.03	Deferred taxes	39,164	34,740
2.02.04	Provisions	143,990	136,540
2.02.04.01	Tax, labor and civel lawsuits	143,990	136,540
2.02.04.01.01	Tax lawsuits	189	196
2.02.04.01.02	Labor lawsuits	72,504	70,167
2.02.04.01.04	Civel lawsuits	71,297	66,177
2.03	Equity	3,070,891	3,058,403
2.03.01	Capital	2,740,662	2,740,662
2.03.01.01	Capital	2,740,662	2,740,662
2.03.02	Capital Reserves	71,989	69,897
2.03.02.04	Granted options	143,206	141,114
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.04	Income Reserve	222,650	244,786
2.03.04.01	Legal Reserve	31,593	31,593
2.03.04.02	Statutory Reserve	218,038	292,252
2.03.04.09	Treasury shares	-26,981	-79,059
2.03.05	Retained earnings/accumulated losses	31,651	-
2.03.09	Non-controlling interest	3,939	3,058

CONSOLIDATED FINANCIAL STATEMENTS - INCOME (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 1/1/2015 to 3/31/2015	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2014 to 3/31/2014
3.01	Gross Sales and/or Services	519,501	432,701
3.01.01	Revenue from real estate development	564,854	468,642
3.01.03	Taxes on real estate sales and services	-45,353	-35,941
3.02	Cost of sales and/or services	-370,301	-335,353
3.02.01	Cost of real estate development	-370,301	-335,353
3.03	Gross profit	149,200	97,348
3.04	Operating expenses/income	-97,223	-123,232
3.04.01	Selling expenses	-27,113	-30,782
3.04.02	General and administrative expenses	-43,668	-51,419
3.04.05	Other operating expenses	-45,224	-40,014
3.04.05.01	Depreciation and amortization	-11,669	-14,022
3.04.05.02	Other operating expenses	-33,555	-25,992
3.04.06	Equity pick-up	18,782	-1,017
3.05	Income (loss) before financial results and income taxes	51,977	-25,884
3.06	Financial	-8,216	-7,914
3.06.01	Financial income	32,612	44,196
3.06.02	Financial expenses	-40,828	-52,110
3.07	Income before income taxes	43,761	-33,798
3.08	Income and social contribution taxes	-12,160	-6,597
3.08.01	Current	-6,860	-7,064
3.08.02	Deferred	-5,300	467
3.09	Income (loss) from continuing operation	31,601	-40,395
3.11	Income (loss) for the period	31,601	-40,395
3.11.01	Income (loss) attributable to the Company	31,651	-39,789
3.11.02	Net income attributable to non-controlling interests	-50	-606
3.99	Earnings per share
3.99.01	Basic earnings per share
3.99.01.01	ON	0.0862	-0.0977
3.99.02	Diluted earnings per share
3.99.02.01	ON	0.0856	-0.0977

CONSOLIDATED FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 1/1/2015 to 3/31/2015	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2014 to 3/31/2014
4.01	Income (loss) for the period	31,601	-40,395
4.03	Consolidated comprehensive income (loss) for the period	31,601	-40,395
4.03.01	Income (loss) attributable to Gafisa	31,651	-39,789
4.03.02	Net income attributable to the noncontrolling interests	-50	-606

CONSOLIDATED FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 1/1/2015 to 3/31/2015	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2014 to 3/31/2014
6.01	Net cash from operating activities	-51,127	-54,109
6.01.01	Cash generated in the operations	88,294	30,655
6.01.01.01	Loss before income and social contribution taxes	43,761	-33,798
6.01.01.02	Stock options expenses	2,618	3,589
6.01.01.03	Unrealized interest and finance charges, net	16,414	23,956
6.01.01.04	Depreciation and amortization	11,669	14,022
6.01.01.05	Write-off of property and equipment, net	216	1,715
6.01.01.06	Provision for legal claims	26,070	26,149
6.01.01.07	Warranty provision	6,925	-3,478
6.01.01.08	Provision for profit sharing	2,914	4,789
6.01.01.09	Allowance for doubtful accounts	317	-4,586
6.01.01.10	Provision for realization of non-financial assets – properties for sale	-	-2,294
6.01.01.11	Provision for penalties due to delay in construction works	-2,079	-612
6.01.01.12	Financial instruments	2,756	186
6.01.01.13	Equity pick-up	-18,782	1,017
6.01.01.15	Write-off of investment	-4,505	-
6.01.02	Variation in Assets and Liabilities	-139,421	-84,764
6.01.02.01	Trade accounts receivable	-65,295	178,657
6.01.02.02	Properties for sale	-57,683	-77,087
6.01.02.03	Other accounts receivable	10,231	8,236
6.01.02.04	Transactions with related parties	1,514	-58,011
6.01.02.05	Prepaid expenses	120	4,857
6.01.02.06	Suppliers	7,259	59,194
6.01.02.07	Obligations for purchase of land and adv. from customers	-16,820	-45,335
6.01.02.08	Taxes and contributions	-3,491	-26,272
6.01.02.09	Salaries and payable charges	4,289	-864
6.01.02.10	Other obligations	-7,385	-43,457
6.01.02.11	Income tax and social contribution paid	-12,160	-84,682
6.02	Net cash from investing activities	150,108	419,622
6.02.01	Purchase of property and equipment and intangible assets	-5,651	-12,738
6.02.02	Redemption of short-term investments	1,180,350	1,115,783
6.02.03	Short-term investments obtained	-1,024,416	-680,534
6.02.04	Investments increase	-175	-5,514
6.02.05	Received dividends	-	2,625
6.03	Net cash from financing activities	15,867	-391,205
6.03.02	Loans and financing obtained	200,321	175,391
6.03.03	Payment of loans and financing	-165,306	-315,039
6.03.04	Paid dividends	-	-117,125
6.03.06	Payables to venture partners	2,400	-100,464
6.03.07	Loans with related parties	587	-11,240
6.03.08	Purchase of treasury shares	-22,135	-22,728
6.05	Net increase of cash and cash equivalents	114,848	-25,692
6.05.01	Cash and cash equivalents at the beginning of the period	109,895	215,194
6.05.02	Cash and cash equivalents at the end of the period	224,743	189,502

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 1/1/2015 TO 3/31/2015 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders equity	Non Controlling interest	Total equity Consolidated
5.01	Opening balance	2,740,662	-19,824	334,507	-	-	3,055,345	3,058	3,058,403
5.03	Opening adjusted balance	2,740,662	-19,824	334,507	-	-	3,055,345	3,058	3,058,403
5.04	Capital transactions with shareholders	-	54,170	-74,214	-	-	-20,044	931	-19,113
5.04.01	Increase capital	-	-	-	-	-	-	931	931
5.04.03	Realization of granted options	-	2,091	-	-	-	2,091	-	2,091
5.04.04	Acquired treasury shares	-	-22,135	-	-	-	-22,135	-	-22,135
5.04.08	Canceled treasury shares	-	74,214	-74,214	-	-	-	-	-
5.05	Total of comprehensive income (loss)	-	-	-	31,651	-	31,651	-50	31,601
5.05.01	Income (loss) for the period	-	-	-	31,651	-	31,651	-50	31,601
5.07	Closing balance	2,740,662	34,346	260,293	31,651	-	3,066,952	3,939	3,070,891

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 1/1/2014 TO 3/31/2014 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders equity	Non Controlling interest	Total equity Consolidated
5.01	Opening balance	2,740,662	-18,687	468,749	-	-	3,190,724	23,759	3,214,483
5.03	Opening adjusted balance	2,740,662	-18,687	468,749	-	-	3,190,724	23,759	3,214,483
5.04	Capital transactions with shareholders	-	-44,579	-	-	-	-44,579	-	-44,579
5.04.03	Realization of granted options	-	3,589	-	-	-	3,589	-	3,589
5.04.04	Acquired treasury shares	-	-48,168	-	-	-	-48,168	-	-48,168
5.05	Total of comprehensive income (loss)	-	-	-	-39,789	-	-39,789	-606	-40,395
5.05.01	Income (loss) for the period	-	-	-	-39,789	-	-39,789	-606	-40,395
5.07	Closing balance	2,740,662	-63,266	468,749	-39,789	-	3,106,356	23,153	3,129,509

CONSOLIDATED STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 1/1/2015 to 3/31/2015	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2014 to 3/31/2014
7.01	Revenues	569,359	468,642
7.01.01	Real estate development, sale and services	560,333	438,604
7.01.04	Allowance for doubtful accounts	9,026	30,038
7.02	Inputs acquired from third parties	-384,576	-329,298
7.02.01	Cost of sales and/or services	-340,199	-300,608
7.02.02	Materials, energy, outsourced labor and other	-44,377	-28,690
7.03	Gross added value	184,783	139,344
7.04	Retentions	-11,669	-14,022
7.04.01	Depreciation and amortization	-11,669	-14,022
7.05	Net added value produced by the Company	173,114	125,322
7.06	Added value received on transfer	51,394	43,179
7.06.01	Equity pick-up	18,782	-1,017
7.06.02	Financial income	32,612	44,196
7.07	Total added value to be distributed	224,508	168,501
7.08	Added value distribution	224,508	168,501
7.08.01	Personnel and payroll charges	50,376	53,491
7.08.01.01	Direct compensation	50,376	53,491
7.08.02	Taxes and contributions	67,803	63,750
7.08.02.01	Taxes and contributions	67,803	63,750
7.08.03	Compensation – Interest	74,678	91,049
7.08.03.01	Interest	74,678	86,855
7.08.03.02	Interest	-	4,194
7.08.04	Compensation – Company capital	31,651	-39,789
7.08.04.03	Retained losses	31,651	-39,789

FOR IMMEDIATE RELEASE - São Paulo, May 7, 2015 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported financial results for the first quarter ended March 31, 2015.

1Q15 Conference Call

May 8, 2015

> 9:00 am US EST
In English (simultaneous translation
from Portuguese)
+ 1-516-3001066 US EST
Code: Gafisa

>  10:00 am Brasília Time
In Portuguese
Telephones:
+55-11-3728-5971 (Brazil)
Code: Gafisa

Replay:

+55-11-3127-4999 (Brazil)
Código: 54383195
+55-11-3127-4999 (USA)
Code: 72019378
IR Website: www.gafisa.com.br/ri

IR Contacts

Danilo Cabrera
Mariana Suarez

Phone: +55 11 3025-9242 / 9978
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ri

Media Relations

Máquina da Notícia  - Comunicação Integrada

Fernando Kadaoka

Phone: +55 11 3147-7498
Fax: +55 11 3147-7900

E-mail: fernando.kadaoka@maquina.inf.br

Shares

GFSA3 – Bovespa
GFA – NYSE
Total shares outstanding: : 378.066.162[1]Average daily trading volume (90 days²):
R$9.0 million
(1) Including 10.806.616 treasury shares

(2) Until March 31, 2015

GAFISA RELEASES
1Q15 RESULTS

MANAGEMENT COMMENTS AND HIGHLIGHTS

The first quarter of 2015 marked a turning point in Gafisa’s profitability. We are pleased to report that consolidated net income totaled R$31.6 million, of which the Tenda segment contributed R$11.4 million thanks to the increasing contribution of more profitable projects launched under the New Model. The Gafisa segment achieved net income of R$20.2 million, driven by the sale of inventory, cost reductions and equity income from Alphaville. This achievement is the result of the successful execution of our turnaround plan, which is based on three strategic pillars: improved operating efficiency, risk management and capital discipline.

The results are aligned with the Company’s strategy of improving operating performance and increasing profitability, despite challenges in the broader operating environment. These include  interest rate, inflation and exchange rate movements which are directly impacting both consumer and investor confidence.

Within this context, we would like to highlight a substantial year-over-year increase in margin due to the solid performance of Gafisa’s and Tenda’s projects. The consolidated adjusted gross margin reached 34.5% in the first quarter, which is approximately 4 percentage points higher than the previous year. The Gafisa segment maintained stable results, with an adjusted gross margin of 36.9% in the quarter. At the same time, the increasing contribution of newer and more profitable projects launched under the New Model within Tenda led the segment to record an adjusted gross margin of 30.0%, which is considerably higher than 1Q14.

In keeping with the shift to a more conservative strategy amid greater risk aversion in the market, the Gafisa segment launched only one project during the quarter. Instead, we focused our efforts on reducing inventory levels, which accounted for approximately 92% of net pre-sales of R$179.8 million in the quarter. It is also worth highlighting strong delivery volumes in the Gafisa segment during the period: totaling 1,847 units and R$569.5 million in PSV, which equates to almost half of full year 2014 deliveries. The result benefited the level of transfers, which reached R$198.0 million, but negatively impacted cancellations, which reached R$124.8 million in 1Q15.

We ended the first quarter having achieved a 9.8%, or R$2.1 billion, reduction in inventory in the Gafisa segment. As a result, just 12.6% relates to completed projects. Of this amount, 44%, or R$115 million, pertains to discontinued locations. The performance of inventory sales contributed to the sales speed, which was 8.0% in 1Q15.

Amid the likely continuation of current economic conditions, we expect to take a conservative approach to launch activity throughout the remainder of the year. We will seek to balance the placement of new products in the market, prioritizing those with more liquidity, in order to achieve satisfactory sales and profitability levels.

Turning to the Tenda segment, we entered into 2015 with the intention of winding-down our remaining legacy projects. Accordingly, there are only 2 construction sites where work remains underway, and these should be delivered in the coming months. Our focus is on increasing the segment’s scale through higher launch volumes under the New Model. In 1Q15, 6 projects/phases were launched, totaling R$238.3 million, located in the states of São Paulo, Rio de Janeiro, Bahia and Pernambuco.

One of the most important highlights of the quarter in the Tenda segment was the strong level of sales speed achieved. The first quarter result of 23.3% reflected greater product availability after two quarters with high volume of launches, strong demand in the low income segment and the strong reduction in the volume of dissolutions observed during the period. As a result, net pre-sales increased significantly, totaling R$243.5 million, the highest level since the 4Q10.

Tenda delivered 6 projects during the quarter, representing 1,687 units and R$216.3 million in PSV, of which 50% (739 units, or R$102.3 million) were under the New Model.

The Tenda segment’s solid operating performance positively impacted its financial result, with adjusted gross income reaching R$53.8 million in 1Q15. The adjusted gross margin remained in the range of 28-30%, as it has since 2Q14.

Tenda has continued its efforts to achieve greater economies of scale by increasing launches and implementing strategies designed to ensure strong sales speed. The evolution in recent operating results in the last three quarters reinforces our confidence in the New Model.

On a consolidated basis, Gafisa and Tenda launched R$313.6 million in 1Q15, with net pre-sales of R$423.3 million. Adjusted gross profit was R$179.3 million, with margin of 34.5% in the quarter.

We are focused on achieving greater efficiency and productivity over the course of the business cycle, both in Gafisa and Tenda. In terms of selling and administrative expenses, the Gafisa segment achieved a 16.5% reduction on a year-over-year basis and a 21.7% decline compared with the fourth quarter of 2014. In the Tenda segment, the decrease was 9.6% y-o-y and 21.6% compared to 4Q14.

As a result of these initiatives, consolidated net income for the quarter was a positive result of R$31.6 million, consisting of net income of R$20.2 million from Gafisa and R$11.4 million at Tenda.

At the end of March 2015, the Net Debt / Shareholder’s Equity ratio reached 50.0%, slightly higher than the 47.1% registered in the previous quarter. Excluding financing for projects, the Net Debt / Shareholder’s Equity ratio was negative 15.7%. In the 1Q15, due to a higher volume of landbank acquisitions at Tenda, the Company recorded operating cash generation of R$15.1 million, with cash consumption of R$69.8 million.

Work related to the potential separation of the Gafisa and Tenda business units is continuing, with the goal of meeting the conditions deemed necessary for implementation of the plan. Since the beginning of 2014, a number of steps have already been completed, while some of the actions are still underway, including, for example, defining the appropriate capital structure for each of the business units. Taking into consideration that this is a necessary step in the separation process, it is still not possible to determine when the potential separation will be concluded, with the possibility that it could extend into 2016.

Finally, we would like to highlight our satisfaction with the evolution of the business cycles at both Gafisa and Tenda. In recent years, both companies have strengthened and improved their operating and financial cycles, positioning them well for the challenges facing the sector in 2015. The Company has maintained its focus on achieving superior operating performance and continues to be guided, at all times, by capital discipline, the achievement of higher profitability and the generation of value for its shareholders and other stakeholders.

Sandro Gamba Chief Executive Officer – Gafisa S.A.	Rodrigo Osmo Chief Executive Officer – Tenda S.A.

MAIN CONSOLIDATED FIGURES

Table 1. Operating and Financial Highlights – (R$000, and % Company)

	1Q15	4Q14	Q/Q (%)	1Q14	Y/Y (%)
Launches	313,581	241,549	30%	535,379	-41%
Launches, Units	1,950	1,660	17%	1,866	5%
Net Pre-sales	423,344	303,888	39%	239,323	77%
Pre-sales, Units	1,908	1,215	57%	767	149%
Pre-sales of Launches	59,716	150,409	-60%	58,171	3%
Sales over Supply (SoS)	12.8%	8.9%	390 bps	7.5%	530 bps
Delivered projects (PSV)	785,748	726,213	8%	557,508	41%
Delivered projects, Units	3,534	3,036	16%	1,796	97%
Net Revenue	519,501	649,276	-20%	432,701	20%
Adjusted Gross Profit[1]	179,302	196,068	-9%	132,093	36%
Adjusted Gross Margin[1]	34.5%	30.2%	430 bps	30.5%	400 bps
Adjusted EBITDA[2]	96,363	71,725	34%	26,470	264%
Adjusted EBITDA Margin[2]	18.6%	11.0%	750 bps	6.1%	1,250 bps
Net Income (Loss)	31,651	8,045	293%	(39,791)	180%
Backlog Revenues	930,601	1,025,195	-9%	1,641,262	-43%
Backlog Results[3]	367,567	396,444	-7%	593,755	-38%
Backlog Margin[3]	39.5%	38.7%	83 bps	36.2%	332 bps
Net Debt + Investor Obligations	1,535,215	1,440,300	7%	1,403,824	9%
Cash and cash equivalents	1,116,168	1,157,254	-4%	1,563,226	-29%
Shareholders’ Equity	3,066,952	3,055,345	0%	3,106,358	-1%
Shareholders’ Equity + Minority	3,070,891	3,058,403	0%	3,129,511	-2%
Total Assets	7,333,898	7,205,851	2%	7,618,111	-4%
(Net Debt + Obligations) / (SE + Minority)	50.0%	47.1%	290 bps	44.9%	513 bps

1) Adjusted by capitalized interests.

2) Adjusted by expenses with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638

FINANCIAL RESULTS

•         Net revenue recognized by the “PoC” method was R$340.1 million in the Gafisa segment and R$179.4 million in the Tenda segment. This resulted in consolidated revenue of R$519.5 million in the first quarter, an increase of 20.1% year on year, and a reduction of 20.0% from the previous quarter.

•         Adjusted gross profit for 1Q15 was R$149.2 million, up from R$97.3 million in 1Q14 and stable from the R$150.6 million in the previous quarter. Adjusted gross margin reached 34.5% versus 30.5% in the prior-year period and 30.2% in the 4Q14. Gafisa’s contribution was an adjusted gross profit of R$125.5 million, with an adjusted gross margin of 36.9%, while Tenda’s contribution was an adjusted gross profit of R$53.8 million, with a margin of 30.0% in 1Q15.

•         Adjusted EBITDA was R$96.4 million in 1Q15, with margin of 18.6%, an increase of 12.4 p.p. y-o-y and of 750 bps q-o-q. The Gafisa segment reported adjusted EBITDA of R$58.3 million, while the Tenda segment’s adjusted EBITDA was positive R$21.1 million. Please note that consolidated adjusted EBITDA includes Alphaville equity income, while the Gafisa segment’s adjusted EBITDA is net of this effect.

•         The Company reported positive net income of R$31.6 million in the first quarter. Gafisa reported a net profit of R$20.2 million, while Tenda reported a profit of R$11.4 million.

•         Operating cash generation reached R$15.1 million in the 1Q15. In the period, net cash consumption of R$69.8 million was recorded.

OPERATING RESULTS

•         Launches totaled R$313.6 million in the 1Q15, encompassing 7 projects in the states of São Paulo, Rio de Janeiro, Bahia and Pernambuco, compared to R$241.5 million in 4Q14. The Gafisa segment accounted for 24% of the first quarter launches, while the Tenda segment accounted for the remaining 76%.

•         Net pre-sales totaled R$423.3 million in the 1Q15, of which R$179.8 million related to Gafisa and R$243.5 million to Tenda. The result is well above net pre-sales totaling R$239.3 million in the 1Q14. Consolidated sales from launches in the quarter represented 14.1% of the total, while sales from inventory comprised the remaining 85.9%.

•         Consolidated sales over supply (SoS) reached 12.8% in 1Q15, compared to 8.9% in 4Q14 and 7.5% in 1Q14. Over the past 12 months, Gafisa’s SoS was 27.9%, while Tenda’s was 42.2%.

•         Consolidated inventory at market value decreased R$249.7 million in the quarter, reaching R$2.9 billion. Gafisa’s inventory totaled R$2.1 billion and Tenda’s inventory totaled R$803.5 million.

•         Throughout the first quarter, the Company delivered 15 projects/phases, totaling 3,534 units, representing R$785.7 million in PSV. The Gafisa segment delivered 1,847 units, while the Tenda segment delivered the remaining 1,687 units.

ANALYSIS OF RESULTS

GAFISA SEGMENT

Results Benefited from Growth in Revenues and Consistent Gross Margin, Reduction in Selling, General and Administrative Expenses and the contribution of Alphaville Results

Table 2. Gafisa Segment – Operating and Financial Highlights – (R$000, and % Gafisa)

	1Q15	4Q14	Q/Q (%)	1Q14	Y/Y (%)
Launches	75,227	-	-	289,145	-74%
Net pre-sales	179,807	177,294	1%	187,555	-4%
Net pre-sales of Launches	14,436	57,770	-75%	37,915	-62%
Sales over Supply (SoS)	8.0%	7.2%	80 bps	7.9%	10 bps
Delivered projects (Units)	1,847	1,412	31%	524	252%
Net Revenue	340,058	490,947	-31%	326,750	4%
Adjusted Gross Profit[1]	125,502	150,806	-17%	116,530	8%
Adjusted Gross Margin[1]	36.9%	30.7%	620 bps	35.7%	120 bps
Adjusted EBITDA[2]	58,289	81,843	-29%	54,810	6%
Adjusted EBITDA Margin[2]	17.1%	16.7%	47 bps	16.8%	30 bps
Net Income (Loss)	20,205	36,819	-45%	(2,331)	967%
Backlog Revenues	742,154	894,344	-17%	1,429,230	-48%
Backlog Results[3]	294,093	356,254	-17%	526,273	-44%
Backlog Margin[3]	39.6%	39.8%	-20 bps	36.8%	280 bps

1) Adjusted by capitalized interests.

2) Adjusted by expenses with stock option plans (non-cash), minority. EBITDA from Gafisa segment does not consider the equity income from Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

Solid first quarter revenue performance reflects strong revenues from inventory sales, which represented 92.0% of net sales in the first quarter. In addition, equity income at Alphaville increased to R$16.9 million, versus a result of R$6.4 million which was not recorded in 4Q14. Another point worth highlighting is the reduction in selling, general and administrative expenses, which were 16.5% less than 1Q14 and 21.7% less than 4Q14. This reflects ongoing efforts in the Gafisa segment to increase efficiencies and improve cost management.

The adjusted gross margin ended the quarter at 36.9%, returning to the average levels presented in previous quarters, due to the absence of non-recurring items that impacted the gross margin in the previous quarter. These profitability levels ratify the equilibrium and stability of the gross margin in the Gafisa segment, observed since the beginning of 2013, and the solid performance of its projects, resulting from the continuous evolution of the Company's business cycle.

Net Income

Net income for the period was R$20.2 million, compared to a loss of R$2.3 million in the year ago period. Excluding the R$17.0 million in equity income from Alphaville, the Gafisa segment’s net income in the 1Q15 was R$3.2 million, higher than R$ 1.1 million recorded in 1Q14.

Table 3 – Gafisa Segment – Net Income (R$ Million)

Gafisa Segment (R$ 000)	1Q15	4Q14	1Q14
Adjusted Gross Profit	125.5	150.8	116.5
Adjusted Gross Margin	36.9%	30.7%	35.7%
Net Profit	20.2	36.8	(2.3)
Equity Income from Alphaville¹	17.0	20.7	(3.4)
Net Profit Ex-Alphaville	3.2	16.1	1.1

TENDA SEGMENT

Higher Volume of New Model Projects and Consolidation of Operational Cycle Resulted in Increased Revenues and Profitability

Table 4. Tenda Segment – Operating and Financial Highlights – (R$000, and % Tenda)

	1Q15	4Q14	Q/Q (%)	1Q14	Y/Y (%)
Launches	238,354	241,549	-1%	181,445	31%
Net pre-sales	243,537	126,594	92%	51,767	370%
Net pre-sales of Launches	45,280	92,638	-51%	20,256	124%
Sales over Supply (SoS)	23.3%	13.3%	1,000 bps	6.4%	1,690 bps
Delivered projects (Units)	1,687	1,624	4%	1,272	33%
Net Revenue	179,443	158,329	13%	105,951	69%
Adjusted Gross Profit[1]	53,800	45,262	19%	15,563	246%
Adjusted Gross Margin[1]	30.0%	28.6%	140 bps	14.7%	1,530 bps
Adjusted EBITDA[2]	21,114	(30,856)	168%	(24,913)	185%
Adjusted EBITDA Margin[2]	11.8%	-19.5%	3,125 bps	-23.5%	3,530 bps
Net Income (Loss)	11,446	(28,774)	140%	(37,460)	131%
Backlog Revenues	188,447	130,851	44%	212,031	-11%
Backlog Results[3]	73,474	40,190	83%	67,482	9%
Backlog Margin[3]	39.0%	30.7%	829 bps	31.8%	720 bps

1) Adjusted by capitalized interests.

2) Adjusted by expenses with stock option plans (non-cash), minority. Tenda does not hold equity in Alphaville.

3) Backlog results net of PIS/COFINS taxes – 3.65%, and excluding the impact of PVA (Present Value Adjustment) method according to Law 11,638.

The first quarter of the year was marked by the continued evolution of Tenda’s operational cycle, supported by an increase in the number of launches in the segment and higher net sales, as a result of the significant reduction in cancellations since the implementation of changes in the sales process (August/2014). As a result, the financial results of the Tenda segment improved significantly.

There was a strong increase in adjusted gross profit in the quarter, reaching R$53.8 million in 1Q15. In addition, the adjusted gross margin remained stable between 28 - 30%, which is in line with the range observed since the second quarter of 2014. This reflects the operational consolidation of projects executed under the New Model, which have demonstrated improved performance and profitability, as well as the decreasing contribution of legacy projects in the Tenda segment's revenue mix.

Furthermore, as observed in recent quarters, adjustments to the expense structure also benefited the quarter’s results. General and administrative expenses decreased 22.1% compared to the prior year, mainly due to the reduced operational complexity of the segment, the reduction in the number of legacy projects and reversal of the remaining bonus provision for 2014. Importantly, the Tenda segment achieved better cost management despite an increase in the number of launches and gross sales of 31.5% and 22.4%, respectively.

Net Income

As a result of the above cost reductions and the increased contribution of more profitable projects launched under the New Mode, Tenda returned to profitability for the first time since 2Q11 (this excludes the 4Q13, which was impacted by the sale of stake in Alphaville). The Tenda segment achieved net income of R$11.4 million in 1Q15, compared with net losses of R$28.8 million in 4Q14 and R$37.5 million in 1Q14.

Table 5 – Tenda Segment – Net Income (R$ Million)

Tenda Segment (R$ 000)	1Q15	4Q14	1Q14
Adjusted Gross Profit	53.8	45.3	15.6
Adjusted Gross Margin	30.0%	28.6%	14.7%
Net Profit	11.4	(28.8)	(37.5)

RECENT EVENTS

UPDATED STATUS OF THE SPIN-OFF PROCESS AND RECENT DEVELOPMENTS

Since an evaluation of the potential separation of the GafIsa and Tenda business units commenced in February 2014, a variety of activities have been executed in order to make the two business units independent of one another, from both an operational perspective as well as a capital structure perspective. We highlight the following actions that have already been completed: (i) separation of the administrative structures, with implementation of the changes required to processes and systems, (ii) definition of policies and corporate governance, (iii) preparation of Tenda for having its shares traded in the market, and (iv) performance of due diligence and studies of the various impacts the separation could have on operational, organizational, financial and market-related aspects of the Companies.

Definition of the capital structure is one of the processes that is still ongoing, and the Company continues to work with financial institutions in order to achieve the conditions deemed necessary for the capital structure model, considering the business cycles of each of the business units.

As communicated in a Material Fact released to the market on April 29, these discussions are ongoing and are taking longer than had been expected initially. As a result, considering that this definition is a necessary step in the separation process, it is not yet possible to determine when the potential separation will be concluded with precision, and it is possible that the process could extend into 2016.

Additionally, in the same Material Fact, the Company informed the market that it had been contacted by groups interested in evaluating the potential acquisition of an equity stake in Gafisa and Tenda, either together or separately. At this time, no proposals have been accepted or any contracts entered into by the Companies, with the exception of confidentiality agreements due to requests for information by the interested parties involved in these studies. The Administrations of Gafisa and Tenda, in accordance with their fiduciary responsibilities, will evaluate any proposals that could result in the creation of value for the Companies and will communicate to their shareholders and the market in general any evolution in these discussions through presentation of a formal proposal.

These discussions have no impact on the work related to the potential separation of Gafisa and Tenda, the continuity of the Companies’ business plans and current initiatives targeting the creation of value already in progress, which seek to maximize shareholder returns while improving financial performance.

Reaffirming our commitment to our shareholders, since the end of 2013, through the variety of buyback programs offered during the period, we have acquired 63.2 million shares. Of this amount, 57.5 million, representing 15.2% of total shares issued by the Company, have already been cancelled. In 1Q15, through the old buyback program, the Company acquired 10.9 million shares, which amounted to disbursements of R$22.1 million. Furthermore, the Company started a new share buyback program, which began in February of this year, with a limit of up to 27 million common shares. When added to the 10.8 million shares currently held in treasury, the total corresponds to approximately 10% of the total common shares issued by the Company.

The Company will keep its shareholders and the market informed of any developments related to the subjects mentioned above.

Gafisa Segment

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with average unit prices above R$250,000.00..

Operating Results

Launches and Pre-Sales

First quarter 2015 launches reached R$75.2 million, representing 1 project/phase located in the city of Jundiaí, São Paulo state. Sales of this project started in March, and the sales speed reached 19.2%.

The Gafisa segment’s 1Q15 gross pre-sales totaled R$304.6 million. Dissolutions reached R$124.8 million and net pre-sales reached R$179.8 million in the quarter. It is worth noting that even though only one project was launched during the previous two quarters, in 1Q15, the SoS of the Gafisa segment was slightly higher than the previous year, due to improved performance in the sale of inventory.

The Company continues to concentrate its efforts on the sale of remaining units. As a result, approximately 92.0% of net sales during the period related to projects launched up to the end of 2012, resulting in an improvement in the inventory profile of the Gafisa segment.

Table 6. Gafisa Segment – Launches and Pre-sales (R$000)

	1Q15	4Q14	Q/Q (%)	1Q14	Y/Y (%)
Launches	75,227	-	-	289,145	-74%
Pre-Sales	179,807	177,294	1%	187,555	-4%

Sales over Supply (SoS)

The sales velocity was 8.0% in 1Q15, slightly above the 7.2% recorded in 4Q14 and in line with 7.9% of the previous year. On a last 12 months basis, Gafisa’s SoS reached 27.9%.

Dissolutions

Uncertain economic conditions continued into the start of 2015 and directly impacted consumer confidence and the level of dissolutions in the first quarter. In the Gafisa segment, due to this challenging operating environment, the level of dissolutions increased in 1Q15, reaching R$124.8 million compared to R$84.9 million in 4Q14 and R$80.4 million in 1Q14. It is also worth noting that this higher level of dissolutions was also impacted by the increased volume of deliveries in the quarter, with 1,847 units, totaling R$569.5 million in PSV.

During the last three years, the Company has been working on initiatives to achieve a higher quality of credit analysis in its sales. In doing so, the Company hopes to reduce the level of dissolutions throughout the construction and delivery cycle. Assertiveness in the credit review process at the time of the sale has generated greater efficiency in the process of transferring Gafisa customers to financial institutions, despite deteriorating macroeconomic conditions, especially from the second half of 2014.

In 1Q15, 255 Gafisa units were cancelled, and 102 units derived from dissolutions and returned to inventory were already resold in the period.

Inventory

Gafisa is maintaining its focus on inventory reduction initiatives. Projects launched in previous years represented about 92.0% of net sales in the period. The market value of Gafisa segment inventory reached R$2.1 billion in the 1Q15, 9.8% lower when compared to R$2.3 billion in the previous quarter. Finished units outside of core markets accounted for R$115.0 million, or 5.6% of total inventory.

Table 7. Gafisa Segment – Inventory at Market Value (R$000)

	Inventories BoP 3Q14	Launches	Dissolutions	Pre-Sales	Adjusts + Other	Inventories BoP 4Q14	% Q/Q
São Paulo	1,560,182	75,227	100,311	(220,950)	(47,419)	1,467,350	-6%
Rio de Janeiro	591,949	-	15,371	(58,711)	(60,357)	488,251	-18%
Other Markets	143,066	-	9,124	(24,951)	(12,204)	115,036	-20%
Total	2,295,197	75,227	124,805	(304,612)	(119,979)	2,070,637	-10%

* The period adjustments are a reflection of updates related to the project scope, release date and inflationary update in the period.

During the same period, finished units comprised R$261.7 million, or 12.6% of total inventory. Inventory from projects launched outside core markets, currently exclusively comprised of finished units, represent
R$115.0 million, down 55.2% when compared to the R$256.9 million recorded last year. The Company has seen more consistent sales velocity in these markets over the past few quarters, and believes that between the end of 2015 and beginning of 2016 it will have monetized a large portion of its inventory in non-core markets.

It is worth noting that the largest share of Gafisa’s inventory, approximately 68% or R$1.4 billion, is concentrated in projects that are to be delivered from early 2016 onwards. This will account for the sale of inventory in the coming quarters, rather than finished units.

Table 8. Gafisa Segment – Inventory at Market Value – Construction Status (R$000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units¹	Total 4Q14
São Paulo	61,733	86,373	1,110,665	108,800	99,779	1,467,350
Rio de Janeiro	-	43,677	140,064	257,665	46,846	488,251
Other Markets	-	-	-	-	115,036	115,036
Total	61,733	130,049	1,250,730	366,465	261,661	2,070,637

1)      Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPCs 18, 19 and 36.

Landbank

Gafisa segment landbank, with a PSV of approximately R$6.1 billion, is comprised of 33 different projects/ phases, amounting to nearly 11.3 thousand units, 78% located in São Paulo and 22% in Rio de Janeiro. The largest portion of land acquired through swap agreements is in Rio de Janeiro, thereby impacting the total amount of land acquired through swaps, which reached 57% in the first quarter.

Table 9. Gafisa Segment – Landbank (R$000)

	PSV (% Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	4,802,512	42.4%	41.6%	0.8%	9,649	10,258
Rio de Janeiro	1,315,335	89.0%	89.0%	0.0%	1,651	2,051
Total	6,117,847	56.8%	56.2%	0.6%	11,300	12,309

Table 10. Gafisa Segment – Changes in the Landbank (4Q14 x 1Q15 - R$000)

	Initial Landbank	Land Acquisition	Launches	Adjusts	Final Landbank
São Paulo	4,875,918	-	75,227	1,821	4,802,512
Rio de Janeiro	1,301,089	-	-	14,245	1,315,335
Total	6,177,007	-	75,227	16,066	6,117,847

The adjustments of the quarter reflect updates related to project scope, expected launch date and inflationary adjustments to landbank during the period.

Gafisa Vendas

During 1Q15, Gafisa Vendas – the Company’s independent sales unit, with operations in São Paulo and Rio de Janeiro - accounted for 69% of gross sales of the quarter. Gafisa Vendas currently has a team of 467 highly trained, dedicated consultants, combined with an online sales force.

Delivered Projects

During 1Q15, Gafisa delivered 9 projects/phases and 1,847 units and R$569.5 million in PSV. In this quarter, Gafisa delivered its last project in non-core markets.

Currently, Gafisa has 36 projects under construction, all of them on schedule to set out in the Company’s business plan.

Transfers

Over the past few years, the Company has been taking steps to refine and improve the performance of its receivables / transfer process, in an attempt to achieve better performance in the return on invested capital. Currently, our guideline is to transfer 90% of eligible units up to 90 days after the delivery of the project. In accordance with this policy, transfers reached R$198.0 million in PSV in the first quarter.

Table 11. Gafisa Segment – Delivered Project

	1Q15	4Q14	Q/Q (%)	1Q14	Y/Y (%)
PSV Transferred ¹	198,014	270,214	-27%	231,807	-145%
Delivered Projects	9	8	13%	4	125%
Delivered Units	1,847	1,412	31%	524	252%
Delivered PSV²	569,459	520,005	10%	458,420	24%

1) PSV refers to potential sales value of the units transferred to financial institutions.

2) PSV = Potential sales value of delivered units.

Financial Results

Revenues

Net revenues for the Gafisa segment in 1Q15 totaled R$340.1 million, up 4.1% versus 1Q14 and decrease, due to seasonality effects, of 30.7%. The expansion compared to the 1Q14 is the effect of the higher concentration of inventory sales, due to the lower volume of launches in the last two quarters.

In 1Q15, approximately 99.2% of Gafisa segment revenues were derived from projects located in Rio de Janeiro/São Paulo, while 0.8% were derived from projects in non-core markets. The table below provides additional details.

Table 12. Gafisa Segment – Revenue Recognition (R$000)

		1Q15				1Q14
Launches	Pre-sales	% Sales	Revenue	% Revenue	Pre-sales	% Sales	Revenue	% Revenue
2015	14,436	8.0%	-	0.0%	-	0.0%	-	0.0%
2014	59,353	33.0%	41,343	12.2%	37,915	20.2%	-	0.0%
2013	27,125	15.1%	58,455	17.2%	51,495	27.5%	25,220	7.7%
≤ 2012	78,893	43.9%	240,260	70.7%	98,146	52.3%	301,530	92.3%
Total	179,807	100.0%	340,058	100.0%	187,555	100.0%	326,750	100.0%
SP + RJ	163,980	91.2%	337,414	99.2%	162,615	86.7%	309,448	94.7%
Other Markets	15,827	8.8%	2,643	0.8%	24,940	13.3%	17,302	5.3%

Gross Profit & Margin

Gross profit for the Gafisa segment in 1Q15 was R$98.1 million compared to the R$101.1 million in 1Q14, and R$88.9 million in the prior year period. Gross margin for the quarter was 28.9%. Excluding financial impacts, the adjusted gross margin reached 36.9% in 1Q15 compared to 30.7% in the 4Q14 and 35.7% in the prior year. In the 1Q15, excluding the non-recurring effects recorded in the last quarter of 2014, the Gafisa segment adjusted gross margin was 36.9%, signaling the maintenance of consistent and balanced levels of operational profitability since the beginning of 2013. This is a result of the strategic consolidation in the metropolitan regions of São Paulo and Rio de Janeiro and the completion of older projects in other non-core markets.

The table below contains more details on the breakdown of Gafisa’s gross margin in 1Q15.

Table 13. Gafisa Segment – Gross Margin (R$000)

	1Q15	4Q14	Q/Q (%)	1Q14	Y/Y (%)
Net Revenue	340,058	490,947	-31%	326,750	4%
Gross Profit	98,147	101,114	-3%	88,890	10%
Gross Margin	28.9%	20.6%	830 bps	27.2%	170 bps
(-) Financial Costs	(27,355)	(49,692)	-45%	(27,640)	-1%
Adjusted Gross Profit	125,502	150,806	-17%	116,530	8%
Adjusted Gross Margin	36.9%	30.7%	620 bps	35.7%	120 bps

Table 14. Gafisa Segment – Gross Margin Composition (R$000)

	SP + RJ	Other Markets	1Q15
Net Revenue	337,414	2,643	340,058
Adjusted Gross Profit	125,130	372	125,502
Adjusted Gross Margin	37.1%	14.1%	36.9%

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$43.0 million in the 1Q15, a decrease of 16.5% y-o-y and of 21.7% q-o-q.

Selling expenses decreased 25.8% y-o-y, reflecting the lower volume of launches, and went down by 45.7% q-o-q, due to the partial recognition of expenses related to 3Q14 launches, which were concentrated at the end of period and recorded in the subsequent period.

The segment’s general and administrative expenses reached R$28.9 million in 1Q15, in line with the previous quarter and a y-o-y reduction of 11.0% compared to 1Q14, mainly due to the reduction in Personnel expenses.

The reduction in the level of SG&A expenses in the Gafisa segment reflects the Company's commitment to improve operational efficiency and achieve costs and expenses that are appropriate for the current point of the business cycle and business outlook.

Table 15. Gafisa Segment – SG&A Expenses (R$000)

	1Q15	4Q14	Q/Q (%)	1Q14	Y/Y (%)
Selling Expenses	14,092	25,930	-46%	18,995	-26%
G&A Expenses	28,887	28,947	0%	32,449	-11%
Total SG&A Expenses	42,979	54,877	-22%	51,444	-16%
Launches	75,227	-	-	289,145	-74%
Net Pre-Sales	179,807	177,294	1%	187,555	-4%
Net Revenue	340,058	490,947	-31%	326,750	4%

The Other Operating Revenues/Expenses line totaled R$28.5 million, an increase of 23.0% compared to the 4Q14, and a decrease of 43.0% compared to the previous year. This increase reflects the higher level of litigation expenses related to increased deliveries of older projects held in 2012, 2013 and 2014.

The table below contains more details on the breakdown of this expense.

Table 16. Gafisa Segment – Other Operating Revenues/ Expenses (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Litigation expenses	(19,965)	(21,450)	-7%	(16,002)	25%
Expenses w/ upgrading the balance of the stock options program for AUSA shares	-	(3,816)	-	-	-
Other	(8,556)	2,072	-513%	(3,946)	117%
Total	(28,521)	(23,194)	23%	(19,948)	43%

Strong deliveries over the past two years, including delayed projects in other markets, were instrumental in the increase of the contingency level. Given Gafisa’s narrowed footprint to São Paulo and Rio de Janeiro and the delivery of outstanding legacy projects in other markets, the Company expects to record a reduction in this potential liability over the course of the coming years.

Adjusted EBITDA

Adjusted EBITDA for the Gafisa segment totaled R$58.3 million in 1Q15, up 6.3% compared to R$54.8 million in the prior year period, but a seasonal reduction compared to R$81.8 million recorded in 4Q14. Y-o-Y, 1Q15 EBITDA was impacted by the following factors: (i) increase in revenues; (ii) decrease of R$8.5 million in the level of SG&A Expenses; and (iii) addition of R$8.6 million in expenses related to contingencies, recognized on Other Revenues/Expenses. It is worth noting that adjusted EBITDA for the Gafisa segment does not include equity income from Alphaville.

The adjusted EBITDA margin, using the same criteria, presented a slight expansion, reaching 17.1%, compared with a margin of 16.8% in the previous year, and 16.7% in 4Q14.

Table 17. Gafisa Segment – Adjusted EBITDA (R$000)

	1Q15	4Q14	Q/Q (%)	1Q14	Y/Y (%)
Net (Loss) Profit	20,205	36,819	-45%	(2,331)	967%
(+) Financial Results	9,744	(9,065)	207%	7,824	25%
(+) Income taxes	7,350	(11,072)	166%	4,022	83%
(+) Depreciation & Amortization	8,279	33,346	-75%	11,206	-26%
(+) Capitalized interests	27,355	49,692	-45%	27,640	-1%
(+) Expense w Stock Option Plan	2,090	2,087	0%	3,570	-41%
(+) Minority Shareholders	228	774	-71%	(548)	142%
(-) Alphaville Effect Result	(16,960)	(20,738)	-18%	(3,427)	395%
Adjusted EBITDA	58,289	81,843	-29%	54,810	6%
Net Revenue	340,058	490,947	-31%	326,750	4%
Adjusted EBITDA Margin	17.1%	16.7%	47 bps	16.8%	30 bps

1) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$294.1 million in 1Q15. The consolidated margin for the quarter was 39.6%, an increase of 280 bps compared to the result posted last year.

Table 18. Gafisa Segment – Results to be recognized (REF) (R$000)

	1Q15	4Q14	Q/Q (%)	1Q14	Y/Y (%)
Revenues to be recognized	742,154	894,344	-17%	1,429,230	-48%
Costs to be recognized (units sold)	(448,061)	(538,090)	-17%	(902,957)	-50%
Results to be recognized	294,093	356,254	-17%	526,273	-44%
Backlog Margin	39.6%	39.8%	-20 bps	36.8%	280 bps

Tenda Segment

 Focuses on affordable residential developments, classified within the Range II of Minha Casa, Minha Vida Program.500.

Operating Results

Launches and Sales

First quarter launches totaled R$238.3 million and included 6 projects/phases in the states of São Paulo, Rio de Janeiro, Bahia and Pernambuco. The brand accounted for 76% of launches in the quarter.

During 1Q15, gross sales reached R$299.9 million, dissolutions were R$56.3 million, totaling net pre-sales of R$243.5 million. The result is much higher than the same period of the previous year and the best result in terms of net pre-sales since the 4Q10.

Sales from units launched during 1Q15 accounted for 18.6% of total sales.

Table 19. Tenda Segment – Launches and Pre-sales (R$000)

	1Q15	4Q14	Q/Q (%)	1Q14	Y/Y (%)
Launches	238,354	241,549	-1%	181,445	31%
PresSales	243,537	126,594	92%	51,767	370%

Sales over Supply (SoS)

In 1Q15, sales velocity (sales over supply) was 23.3%, and considering the last 12 months, Tenda SoS ended 1Q15 at 42.2%.

Below is a breakdown on Tenda SoS, divided between legacy and New Model throughout 1Q15.

Tabela 20. SoS Gross Revenue (Ex-Dissolutions)

	1Q14	2Q14	3Q14	4Q14	1Q15
New Model	29.8%	32.2%	20.3%	22.0%	32.7%
Legacy	30.9%	35.8%	28.3%	17.5%	20.1%
Total	30.5%	34.3%	24.4%	20.2%	28.6%

Tabela 21. SoS Net Revenue

	1Q14	2Q14	3Q14	4Q14	1Q15
New Model	18.8%	25.3%	11.8%	18.8%	30.9%
Legacy	-1.6%	17.7%	-2.0%	5.0%	7.0%
Total	6.4%	20.8%	4.8%	13.3%	23.3%

Dissolutions

The level of dissolutions in the Tenda segment totaled R$56.3 million in 1Q15, a decrease of 15.0% from 4Q14 and of 70.8% compared to 1Q14.

As expected, the amendment to the process of recognizing new sales in August 2014 reduced the level of dissolutions during the period. Approximately 77.6% of the dissolutions in the period were related to old projects.

Table 22. PSV Dissolutions – Tenda Segment (R$ thousand and % of gross sales by model)

	1Q14	% GS	2Q14	% GS	3Q14	% GS	4Q14	% GS	1Q15	% GS
New Model	34,715	36.8%	24,977	21.5%	31,640	42.1%	18,003	14.3%	12,594	4.2%
Legacy Projects	158,450	105.2%	92,637	50.6%	114,697	107.1%	48,281	71.7%	43,737	14.6%
Total	193,164	78.9%	117,614	39.3%	146,337	80.3%	66,285	34.4%	56,332	18.8%

Table 23. Tenda Segment – Net Pre-sales by Market (R$ million)

	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15
New Model
Gross Sales	-	-	-	-	13.6	57.0	59.7	84.5	94.3	116.3	75.2	125.6	232.6
Dissolutions	-	-	-	-	-	(2.1)	(7.4)	(6.3)	(34.2)	(25.1)	(31.6)	(18.0)	(12.6)
Net Sales	-	-	-	-	13.6	54.9	52.3	78.2	60.2	91.2	43.5	107.6	220.0
Legacy Projects
Gross Sales	249.1	344.9	293.8	287.9	225.6	270.7	223.9	154.2	150.6	183.0	107.1	67.3	67.3
Dissolutions	(339.6)	(329.1)	(263.7)	(317.6)	(232.5)	(155.7)	(126.0)	(68.8)	(159.0)	(92.5)	(114.7)	(48.3)	(43.7)
Net Sales	(90.4)	15.7	30.0	(29.7)	(6.9)	115.0	97.9	85.4	(8.4)	90.6	(7.6)	19.0	23.5
Total
Dissolutions (Units)	3,157	2,984	2,202	2,509	1,700	1,172	924	491	1,270	820	948	428	367
Gross Sales	249.1	344.9	293.8	287.9	239.3	327.7	283.6	238.7	244.9	299.3	182.2	192.9	299.9
Dissolutions	(339.6)	(329.1)	(263.7)	(317.6)	(232.5)	(157.8)	(133.5)	(75.1)	(193.2)	(117.6)	(146.3)	(66.3)	(56.3)
Net Sales	(90.4)	15.7	30.0	(29.7)	6.8	169.8	150.1	163.6	51.8	181.7	35.9	126.6	243.5
Total (R$)	(90.4)	15.7	30.0	(29.7)	6.8	169.8	150.1	163.6	51.8	181.7	35.9	126.6	243.5
MCMV	(95.7)	21.5	8.0	(3.6)	36.2	142.6	119.2	122.4	57.2	151.4	39.0	116.7	217.7
Out of MCMV	6.3	(5.7)	22.1	(26.0)	(29.4)	29.2	30.9	41.2	(5.4)	30.3	(3.1)	9.9	25.8

Tenda remains focused on the completion and delivery of legacy projects, and is dissolving contracts with ineligible clients, so as to sell the units to new qualified customers.

Tenda had 367 units cancelled and returned to inventory in the first quarter, and another 106 units already in inventory after dissolutions were resold to qualified customers during the same period. The sale and transfer process plays an important role in the New Tenda Business Model. It is expected that within a period of up to 90 days, the effective sale and transfer process will be complete.

Tenda Segment Transfers

In the 1Q15, 1,387 units were transferred to financial institutions, representing R$174.0 million in net pre-sales.

Table 24. Tenda Segment – PSV Transferred – Tenda (R$000)

	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15
New Model	-	26,609	52,466	42,921	49,776	69,563	59,736	67,621	114,939
Legacy Projects	274,358	249,699	230,613	145,038	139,721	154,155	100,361	74,773	59,110
PSV transferred[1]	274,358	276,308	283,079	187,959	189,497	223,717	160,097	142,393	174,049

1) PSV transferred refers to the conclusion of the transfer operation.

Tenda Segment Delivered Projects

During 1Q15, Tenda delivered 6 projects/phases and 1,687 units, reaching a PSV of R$216.3 million. It is worth noting that from Tenda’s legacy projects, there are only two remaining construction sites, with 900 remaining units to be delivered in the next months.

Inventory

The market value of Tenda inventory was R$803.5 million at the end of the 1Q15, down 3.0% when compared to R$828.7 million at the end of 4Q14, even taking into consideration the large volume of launches in the quarter. Inventory related to the remaining units for the Tenda segment totaled R$311.8 million or 38.8% of the total, down 14.6% over 4Q14 and 37.0% as compared to the prior year period. During the quarter, inventory comprising units within the Minha Casa Minha Vida program totaled R$628.9 million, or 78.3% of total inventory, while units outside the program totaled R$174.6 million in the 1Q15, up 6.8% q-o-q due to a revision in the pricing policy of some projects outside MCMV, and down 32.9% y-o-y.

Table 25. Tenda Segment – Inventory at Market Value (R$000) – by Region

	Inventories FP 4Q14	Launches	Dissolutions	Pre-Sales	Price Adjustment + Others	Inventories FP 1Q15	% Q/Q
São Paulo	217,194	114,273	16,124	(108,325)	(368)	238,898	10%
Rio Grande do Sul	26,601	-	7,259	(9,122)	(4,934)	19,805	-26%
Rio de Janeiro	227,920	33,660	5,769	(65,152)	(777)	201,420	-12%
Bahia	121,101	51,181	2,611	(48,831)	3,198	129,260	7%
Pernambuco	32,818	39,240	1,790	(22,608)	1,363	52,603	60%
Minas Gerais	118,514	-	18,583	(36,987)	(5,211)	94,900	-20%
Others	84,517	-	4,195	(8,845)	(13,258)	66,609	-21%
Total Tenda	828,665	238,354	56,332	(299,869)	(19,988)	803,495	-3%
MCMV	665,152	238,354	24,069	(241,759)	(56,907)	628,909	-5%
Out of MCMV	163,514	-	32,262	(58,109)	36,919	174,586	7%

¹ The quarter adjustments reflect updates related to project scope, expected launch date and inflationary adjustments to landbank during the period..

Table 26. Tenda Segment – Inventory at Market Value (R$000) – Construction Status

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units¹	Total 1Q15
New Model - MCMV	122,068	194,328	103,065	71,040	1,159	491,661
Legacy – MCMV	-	-	56,348	8,415	72,485	137,248
Legacy – Out of MCMV	-	-	-	26,281	148,305	174,586
Total Tenda	122,068	194,328	159,413	105,736	221,949	803,495

1) Inventory at market value includes projects in partnership. This indicator is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPC’s 18, 19 and 36.

Tenda Segment Landbank

Tenda segment landbank, with a PSV of approximately R$4.1 billion, is comprised of 112 different projects/phases, of which 16% are located in São Paulo, 13% in Rio Grande do Sul, 28% in Rio de Janeiro, 5% in Minas Gerais, 31% in Bahia and 7% in Pernambuco. Altogether these amount to more than 30 thousand units.

Table 27. Tenda Segment – Landbank (R$000)

	PSV (% Tenda)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Tenda)	Potential Units (100%)
São Paulo	663,898	0%	0%	0%	4,292	4,292
Rio Grande do Sul	518,399	15%	15%	2%	3,660	3,860
Rio de Janeiro	1,136,324	9%	9%	0%	7,943	8,023
Bahia	1,278,855	11%	11%	0%	10,120	10,420
Pernambuco	285,985	26%	26%	0%	2,190	2,240
Minas Gerais	191,035	56%	56%	0%	1,190	1,272
Total	4,074,495	13%	13%	0%	29,396	30,107

Table 28. Tenda Segment – Changes in the Landbank (4Q14 x 1Q15 - R$000)

	Initial Landbank	Land Acquisition	Dissolutions	Adjusts	Final Landbank
São Paulo	665,129	90,708	114,273	22,334	663,898
Rio Grande do Sul	461,128	61,864	-	(4,593)	518,399
Rio de Janeiro	1,091,156	72,716	33,660	6,112	1,136,324
Bahia	1,249,572	82,982	51,181	(2,519)	1,278,855
Pernambuco	324,361	-	39,240	864	285,985
Minas Gerais	163,540	27,495	-	0	191,035
Total	3,954,886	335,765	238,354	22,198	4,074,495

In 1Q15, the Company acquired 12 new land plots with potential PSV of R$335.8 million, representing an acquisition cost of R$24.5 million, of which 94% was paid for in cash and 6% in swap agreements.

New Model Update and Turnaround

Tenda starts 2015 keeping the growth pace of its New Business Model launches, which is based on three pillars: operational efficiency, risk management, and capital discipline.

Currently, the Company continues to operate in six macro regions: São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Salvador and Recife, with a total of 27 projects and a launched PSV of R$1,165.5 million to date. Below is a brief description of the performance of these projects, except for projects launched at the end of 1Q15.

It is worth noting that the Tenda segment has delivered 7 projects, totaling 2,459 units and R$313.9 million in PSV, all of them reaching the performance and profitability drivers established for the New Model.

Table 29. Tenda – New Model Monitoring 2013, 2014 and 2015

	Novo Horizonte	Vila Cantuária	Itaim Paulista	Verde Vida F1	Jaraguá	Viva Mais	Campo Limpo
Launch	mar/13	mar/13	may/13	jul/13	aug/13	nov/13	dec/13
State	SP	BA	SP	BA	SP	RJ	SP
Units	580	440	240	339	260	300	300
Total PSV (R$000)	67.8	45.9	33.1	37.9	40.9	40.4	48.0
Sales	580	436	239	332	258	290	299
% Sales	100%	99%	100%	98%	99%	97%	100%
SoS Avg (Month)	14%	6%	8%	5%	12%	6%	10%
Transferred	580	431	239	313	258	205	297
% Transferred (Sales)	100%	99%	100%	94%	100%	71%	99%
Work Progress	100%	100%	100%	100%	100%	100%	100%

	Verde Vida F2	Pq. Rio Maravilha	Candeias	Pq das Flores	Palácio Imperial	Vila Florida	Rio da Prata	Recanto Abrantes	Monte Alegre	Pq. Santo André	Res. das Palmeiras	Terra Brasilis	Vila Atlântica	Reserva das Árvores
Launch	fev/14	mar/14	mar/14	apr/14	may/14	mai/14	aug/14	sep/14	oct/14	nov/14	dec/14	dec/14	dec/14	dez/14
State	BA	RJ	PE	SP	RJ	MG	RJ	BA	SP	SP	SP	BA	BA	RJ
Units	340	440	432	100	259	432	312	340	200	160	260	300	240	500
Total PSV (R$ 000)	42.4	63.8	58.8	16.4	38.6	60.4	49.6	41.7	31.0	28.8	41.6	36.8	30.6	72.8
Sales	322	294	314	96	70	229	139	184	131	87	233	101	78	132
% Sales	95%	67%	73%	96%	27%	53%	45%	54%	66%	54%	90%	34%	33%	26%
SoS Avg (Month)	5%	5%	6%	9%	3%	5%	6%	9%	12%	12%	25%	11%	11%	9%
Transferred	273	216	230	94	23	156	87	111	90	45	175	50	0	3
% Transferred (Sales)	85%	73%	73%	98%	33%	68%	63%	60%	69%	52%	75%	50%	0%	2%
Work Progress	94%	92%	48%	99%	4%	6%	61%	52%	82%	42%	17%	1%	12%	18%

	Res. das Orquídeas	Vera Cruz	Campo de Aviação 1	Jardins Itaquera	Laranjeiras	Viena F1
Launch	jan/15	feb/15	feb/15	mar/15	mar/15	mar/15
State	SP	RJ	PE	SP	SP	BA
Units	280	220	304	200	220	440
Total PSV (R$ 000)	46.9	33.7	39.2	33.7	33.6	51.2
Sales	160	4	48	-	-	-
% Sales	57%	2%	16%	-	-	-
SoS Avg (Month)	22%	1%	15%	-	-	-
Transferred	77	0	24	-	-	-
% Transferred (Sales)	48%	0%	50%	-	-	-
Work Progress	3%	2%	2%	-	-	-

The run-off of legacy projects is on schedule and expected to be concluded in 2015, with all remaining units to be delivered within the next months.

Financial Result

Revenues

Tenda’s net revenue in 1Q15 totaled R$179.4 million, an increase of 13.3% compared with the previous quarter, due to the increased volume of net sales as a result of the lower level of dissolutions in the period. As shown in the table below, revenues from new projects, which have increased as a portion of total revenues, accounted for 71.8% of Tenda’s revenues in 1Q15, while revenues from older projects accounted for the remaining 28.2%.

Table 30. Tenda – Pre-Sales and Recognized Revenues (R$000)

		1Q15				1Q14
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2015	45,280	19%	7,864	16%	-	-	-	-
2014	167,696	69%	91,592	51%	20,256	39.1%	-	-
2013	7,033	3%	29,471	16%	40,255	77.8%	58,245	55.0%
≤ 2012	23,528	10%	50,516	28%	-8,744	-16.9%	44,215	41.7%
Landbank Sale	-	0%	-	0%	-	-	3,491	3.3%
Total	243,537	100%	179,443	100%	51,767	100.0%	105,951	100.0%
Legacy	23,528	10%	50,516	28%	-8,744	-16.9%	47,706	45.0%
New Model	220,009	90%	128,927	72%	60,511	116.9%	58,245	55.0%

Gross Profit & Margin

Gross profit in 1Q15 reached R$51.1 million, compared to R$49.5 million in 4Q14, and well above the R$8.5 million in the year ago quarter. Gross margin for the quarter reached 28.5%, compared to 31.3% in 4Q14 and 8.0% in the prior-year period. The year-over-year improvement in gross margin is due to the increased participation of projects launched under the New Business Model, which are more profitable, on Tenda’s revenue levels, as has been observed in recent quarters.  Both the reduction in volume of older projects, with only two projects still under development (to be delivered in the coming months), and the increase in the number of projects launched under the New Model, contributed to the consolidation of results.

The adjusted gross margin ended the 1Q15 at 30.0%, up from the 28.6% recorded in the previous quarter, and substantially higher y-o-y.

Below is Tenda’s gross margin breakdown in 1Q15. It is worth noting that the gross margin for the first projects under Tenda’s New Business Model also benefits from the use of older landbank, resulting in increased profitability.

Table 31. Tenda – Gross Margin (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Net Revenue	179,443	158,329	13%	105,951	69%
Gross Profit	51,053	49,533	3%	8,458	504%
Gross Margin	28.5%	31.3%	-280 bps	8.0%	2,050 bps
(-) Financial Costs	(2,747)	4,271	-164%	(7,105)	-61%
Adjusted Gross Profit	53,800	45,262	19%	15,563	246%
Adjusted Gross Margin	30.0%	28.6%	140 bps	14.7%	1,530 bps

Selling, General and Administrative Expenses (SG&A)

During 1Q15, selling, general and administrative expenses totaled R$27.8 million, a 21.6% decrease compared to R$35.4 million in 4Q14, and of 9.6% y-o-y.

Selling expenses totaled R$13.0 million in 1Q15, a 10.5% increase y-o-y and 16.1% rise q-o-q, due to the ongoing expansion in launches volume and gross sales of the Tenda segment.

Regarding G&A expenses, there was a reduction of 22.1% compared to 1Q14 and 39.0% compared to 4Q14, reaching R$14.8 million, mainly as a result of the reversal of the residual balance of the Profit Sharing provision of R$5.6 million, which was accrued during 2014 and reversed in 1Q15.

Since the beginning of 2013, another step taken by the Tenda segment to improve its operational and financial cycle is a reduction in the cost structure to a level more compatible with the current stage of the Company’s business model, in order to achieve better profitability.

Table 32. Tenda – SG&A Expenses (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Selling Expenses	13,021	11,212	16%	11,787	10%
General & Admin Expenses	14,783	24,235	-39%	18,970	-22%
Total SG&A Expenses	27,804	35,447	-22%	30,757	-10%
Launches	238,354	241,549	-1%	181,445	31%
Net Pre-Sales	243,537	126,594	92%	51,767	370%
Net Revenue	179,443	158,329	13%	105,951	69%

The Other Operating Revenues/ Expenses line totaled an expense of R$5.0 million, a decrease of 80.3% compared to the 4Q14, and of 16.7% compared to the previous year. It is worth noting that in 4Q14, this line was impacted by a R$14.0 million revision related to judicial deposits. The table below contains more details on the breakdown of this expense.

Table 33. Tenda Segment – Other Revenues/Operating Expenses (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Litigation Expenses	(6,105)	(14,331)	-57%	(10,146)	-40%
Other	1,071	(11,199)	110%	4,102	-74%
Total	(5,034)	(25,530)	-80%	(6,044)	-17%

Over the past two years, the strong volume of deliveries related to delayed projects resulted in increased contingencies in the Tenda segment. With the last legacy projects planned to be delivered over the next months, and the increased contribution of New Model projects demonstrating strong operational performance, the Company expects to see a reduction in the volume of such expenses over the coming years.

Adjusted EBITDA

Adjusted EBITDA was positive R$21.1 million in 1Q15, compared to negative R$24.9 million last year and negative R$30.9 million in 4Q14.

The increasing participation of projects under the New Model in Tenda’s revenue mix, due to the conclusion of old projects and increase in launches since 2013, has resulted in better gross margins in recent quarters. Combined with the better performance of and efficiencies in Tenda’s cost structure, the result was a significant increase in 1Q15 EBITDA in the Tenda segment.

Adjusted EBITDA margin reached 11.8% in 1Q15.

Table 34. Tenda – Adjusted EBITDA (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Net (Loss) Profit	11,446	(28,774)	140%	(37,460)	131%
(+) Financial Results	(1,528)	(1,031)	48%	90	-1,798%
(+) Income taxes	4,810	(1,085)	543%	2,575	87%
(+) Depreciation & Amortization	3,390	4,191	-19%	2,816	20%
(+) Capitalized interests	2,747	(4,271)	164%	7,105	-61%
(+) Expenses with Stock Option Plan	527	526	0%	19	2,674%
(+) Minority Shareholders	(278)	(412)	-32%	(58)	379%
Adjusted EBITDA	21,114	(30,856)	168%	(24,913)	185%
Net Revenue	179,443	158,329	13%	105,951	69%
Adjusted EBITDA Margin	11.8%	-19.5%	3,125 bps	-23.5%	3,528 bps

11) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

2) Tenda does not hold equity interest in Alphaville. In 4Q13, the result of the sale of the participation in Alphaville was excluded, which was allocated to Tenda.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$73.5 million in 1Q15. The consolidated margin for the quarter was 39.0%.

Table 35. Results to be recognized (REF) (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Revenues to be recognized	188,447	130,851	44%	212,031	-11%
Costs to be recognized (units sold)	(114,973)	(90,661)	27%	(144,550)	-20%
Results to be Recognized	73,474	40,190	83%	67,482	9%
Backlog Margin	39.0%	30.7%	829 bps	31.8%	720 bps

Balance Sheet and Consolidated Financial Results

Cash and Cash Equivalents

On March 31, 2015, cash and cash equivalents, and securities, totaled R$1.1 billion.

Accounts Receivable

At the end of the 1Q15, total consolidated accounts receivable decreased 24.5% y-o-y to R$2.8 billion, and was 1.8% below the R$2.9 billion recorded in the 4Q14.

Gafisa and Tenda segments have approximately R$540.8 million in accounts receivable from finished units, out of which R$232.4 million is currently being transferred to financial institutions.

Table 36. Total Receivables (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Receivables from developments (off balance sheet)	965,855	1,064,033	-9%	1,703,437	-43%
Receivables from PoC – ST (on balance sheet)	1,476,007	1,440,498	2%	1,721,676	-14%
Receivables from PoC – LT (on balance sheet)	417,746	384,821	9%	332,120	26%
Total	2,837,861	2,889,352	-2%	3,757,233	-24%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Cash Generation

The Company’s operating cash generation reached R$15.1 million in 1Q15. The Gafisa segment contributed with  cash generation of R$44.6 million, anchored by greater efficiency in its operational cycle and the Company’s good performance in transferring/receiving process of units sold to financing agents (R$198.0 million was transferred during the period). The Tenda segment, even taking into consideration good sales speed and performance in its transfer process, with R$107.8 million transferred during the period, had its operating cash impacted by a higher cash disbursement related to the need to realign its landbank. As a result, it reported operating cash consumption of R$29.5 million.

While consolidated operating cash generation reached R$15.1 million, the Company ended 1Q15 with operating cash consumption of R$69.8 million. It is worth highlighting that this result does not include the R$22.1 million used in the share buyback program during the quarter.

Table 37. Cash Generation (R$000)

	1Q14	2Q14	3Q14	4Q14	1Q15
Availabilities	1,563,226	1,279,568	1,463,425	1,157,254	1,116,169
Change in Availabilities(1)	(460,937)	(283,658)	183,857	(306,200)	(41,085)
Total Debt + Investor Obligations	2,967,050	2,687,851	2,848,249	2,597,554	2,651,383
Change in Total Debt + Inventor Obligations (2)	(216,158)	(279,199)	160,399	(250,695)	53,829
Other Investments	329,524	332,711	332,711	426,509	208,740
Change in Other Investments (3)	265,284	3,187	-	93,798	25,162
Cash Generation in the period (1) - (2) + (3)	20,505	(1,273)	23,488	38,293	(69,753)
Cash Generation Final	20,505	19,233	42,721	81,014	(69,753)

Liquidity

At the end of March 2015, the Company’s Net Debt/Equity ratio reached 50.0%, slightly higher than the 47.1% in the previous quarter. Excluding project finance, the Net Debt/Equity ratio was negative 15.7%.

The Company's consolidated gross debt reached R$2.6 billion at the end of 1Q15, in line with the 4Q14 and 10.6% lower than the R$2.9 billion at the end of 1Q14. In the 1Q15, the Company amortized R$177.4 million in debt, of which R$155.1 million was project finance and R$22.3 million was corporate debt. Throughout the year there were disbursements of R$153.1 million, allowing for a net amortization in the quarter of R$24.3 million. It is worth noting that since the end of 2013, after the settlement of the sale of the 70% stake in Alphaville, the Company recorded net amortization of R$1.1 billion of its debt.

Table 38. Debt and Investor Obligations (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Debentures – FGTS (A)	914,209	891,650	3%	985,084	-7%
Debentures – Working Capital (B)	356,359	297,449	20%	473,333	-25%
Project Financing SFH – (C)	1,103,283	1,128,514	-2%	1,011,377	9%
Working Capital (D)	264,102	268,911	-2%	474,041	-44%
Total (A)+(B)+(C)+(D) = (E)	2,637,953	2,586,524	2%	2,943,835	-10%
Investor Obligations (F)	13,430	11,030	22%	23,215	-42%
Total Debt (E)+(F) = (G)	2,651,383	2,597,554	2%	2,967,050	-11%
Cash and Availabilities (H)	1,116,168	1,157,254	-4%	1,563,226	-29%
Net Debt (G)-(H) = (I)	1,535,215	1,440,300	7%	1,403,824	9%
Equity + Minority Shareholders (J)	3,070,891	3,058,403	0%	3,129,511	-2%
(Net Debt) / (Equity) (I)/(J) = (K)	50.0%	47.1%	290 bps	44.9%	513 bps
(Net Debt – Proj Fin) / Equity (I)-((A)+(C))/(J) = (L)	-15.7%	-19.0%	325 bps	-18.9%	323 bps

The Company ended the first quarter of 2015 with R$1.1 billion in total debt due in the short term. It should be noted, however, that 70.7% of this volume relates to debt linked to the Company's projects. Currently, the average cost of consolidated debt is 12.84% p.y, or 102.4% of the CDI.

Table 39. Debt Maturity (R$000)

(R$ 000)	Average Cost (y.y.)	Total	Until Mar/16	Until Mar/17	Until Mar/18	Until Mar/19	After Mar/19
Debentures - FGTS (A)	TR + 9.25% - 9.8205%	914,209	364,986	349,556	199,667	-	-
Debentures – Working Capital (B)	CDI + 1.90% - 1.95% / IPCA + 7.96% - 8.22%	356,359	163,870	26,496	63,942	83,238	18,813
Project Financing SFH (C)	TR + 8.30% - 12.00% / 117.0% CDI / 12.87%	1,103,283	401,210	474,826	164,992	62,255	-
Working Capital (D)	CDI + 2.20% / 117.9% CDI	264,102	144,905	98,095	21,102	-	-
Total (A)+(B)+(C)+(D) = (E)		2,637,953	1,074,971	948,973	449,703	145,493	18,813
Investor Obligations (F)	CDI + 0.59%	13,430	8,717	3,573	1,140	-	-
Total Debt (E)+(F) = (G)		2,651,383	1,083,688	952,546	450,843	145,493	18,813
% Total Maturity per period		-	41%	36%	17%	5%	1%
Volume of maturity of Project finance as % of total debt ((A)+ (C))/ (G)		-	71%	87%	81%	43%	0%
Volume of maturity of Corporate debt as % of total debt ((B)+(D) + (F))/ (G)		-	29%	13%	19%	57%	100%
Ratio Corporate Debt / Mortgages		24% / 76%	-	-	-	-	-

Financial Result

Revenue

On a consolidated basis, net revenue in the 1Q15 totaled R$519.5 million, down 20.0% over the 4Q14 and up 20.1% from the prior-year quarter. In the quarter, the Gafisa segment represented 65.5% of consolidated revenues, while Tenda accounted for 34.5%.

Gross Profit & Margin

Gross profit in 1Q15 was R$149.2 million, compared to R$150.6 million in 4Q14, and R$97.3 million in the prior year quarter. Gross margin for the quarter reached 28.7%, up 6.2 p.p. over the previous year and 5.2 p.p. from 4Q14. Adjusted gross profit reached R$179.3 million, with a margin of 34.5%, compared to 30.2% in the 4Q14 and 30.5% in the previous year. The return of the gross margin to prior quarter levels following 4Q14 non-recurring impacts, combined with the increased contribution of New Model projects at Tenda, accounted for the improvement in the consolidated adjusted gross margin.

The gross margin has improved during the last two years as Gafisa and Tenda legacy projects are concluded, reducing their impact on the Company’s results. At the same time, projects launched in core markets and under the Tenda segment’s New Model, which are more profitable, had a larger contribution to the Company’s consolidated results over recent quarters.

Table 40. Gafisa Group – Gross Margin (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Net Revenue	519,501	649,276	-20%	432,701	20%
Gross Profit	149,200	150,647	-1%	97,348	53%
Gross Margin	28.7%	23.2%	550 bps	22.5%	620 bps
(-) Financial Costs	(30,102)	(45,421)	-34%	(34,745)	-13%
Adjusted Gross Profit	179,302	196,068	-9%	132,093	36%
Adjusted Gross Margin	34.5%	30.2%	430 bps	30.5%	399 bps

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$70.8 million in 1Q15, down 13.9% y-o-y. Compared with 4Q14, there was a decrease of 21.6%.

Table 41. Gafisa Group – SG&A Expenses (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Selling Expenses	27,113	37,142	-27%	30,782	-12%
General and Admin Expenses	43,670	53,182	-18%	51,419	-15%
Total SG&A Expenses	70,783	90,324	-22%	82,201	-14%
Launches	313,581	241,549	30%	535,379	-41%
Net Pre-Sales	423,344	303,888	39%	239,323	77%
Net Revenue	519,501	649,276	-20%	432,701	20%

Given the substantial decrease in the volume of legacy projects and current market conditions, the Company is seeking to streamline its cost and expense structure and SG&A. In the coming quarters, the Company is looking to improve productivity and increase the efficiency and assertiveness of its operations.

The Other Operating Revenues/ Expenses line totaled an expense of R$33.6 million, down 31.1% compared to the 4Q14, and up 29.1% compared to the previous year.

The table below contains more details on the breakdown of this expense.

Table 42. Gafisa Group – Other Operating Revenues/ Expenses (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Litigation expenses	(26,070)	(35,781)	-27%	(26,148)	0%
Expenses w/ upgrading the balance of the stock options program for AUSA shares	-	(3,816)	-	-	-
Other	(7,485)	(9,127)	-18%	156	-4,898%
Total	(33,555)	(48,724)	-31%	(25,992)	29%

Consolidated Adjusted EBITDA

Consolidated adjusted EBITDA, including Alphaville equity income, totaled R$96.4 million in the 1Q15, up from R$71.7 million in 4Q14 and the R$26.5 million in the prior-year period. Consolidated adjusted EBITDA margin using the same criteria was 18.6%, compared with a 6.1% margin reported in the previous year and 11.0% reported in 4Q14.

Table 43. Gafisa Group – Consolidated Adjusted EBITDA (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Net (Loss) Profit	31,651	8,045	293%	(39,791)	180%
(+) Financial Results	8,216	(10,096)	181%	7,914	4%
(+) Income taxes	12,160	(12,157)	200%	6,597	84%
(+) Depreciation & Amortization	11,669	37,537	-69%	14,022	-17%
(+) Capitalized interests	30,102	45,421	-34%	34,745	-13%
(+) Expenses with Stock Option Plan	2,617	2,613	0%	3,589	-27%
(+) Minority Shareholders	(50)	362	-114%	(606)	-92%
Adjusted EBITDA	96,363	71,725	34%	26,470	264%
Net Revenue	519,501	649,276	-20%	432,701	20%
Adjusted EBITDA Margin	18.6%	11.0%	750 bps	6.1%	1,250 bps

1) EBITDA adjusted by expenses associated with stock option plans. as this is a non-cash expense.

2) Consolidated EBITDA considers the equity income from Alphaville.

Depreciation and Amortization

Depreciation and amortization in the 1Q15 reached R$11.7 million, a reduction of 16.8%, compared to R$14.0 million recorded in the 1Q14, due to the higher expense from sales booth depreciation in the period. When compared to 4Q14, there was a reduction of 75.2%, due to the following factors: (i) non-recurring impact of R$ 14.5 million recorded in 4Q14, related to goodwill amortization due to the full incorporation of a subsidiary; and (ii) higher expense with sales booth depreciation in 4Q14.

Financial Results

Net financial result was negative R$8.2 million in the 1Q15, in line with the net financial result of negative R$7.9 million in 1Q14 and lower than the net financial result of positive R$10.1 million in the 4Q14, due to the non-recurring effect related to the full incorporation of a subsidiary. Financial revenues totaled R$32.6 million, a 26.2% y-o-y decrease due to the lower cash volume registered in the period. Financial expenses reached R$40.8 million, compared to R$52.1 million in 1Q14, impacted by the decrease in the level of gross indebtness in the period.

Taxes

Income taxes, social contribution and deferred taxes for 1Q15 amounted to a credit of R$12.2 million, due to the Company’s improved financial performance in the period.

Net Income

Gafisa Group ended the 1Q15 with a net profit of R$31.6 million. Excluding the equity income from Alphaville, the Company recorded net income of R$14.7 million in the quarter, compared to a net loss of R$36.4 million recorded in 1Q14 and of R$12.7 million in 4Q14.

Table 44. Consolidated – Net Income (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Net Revenue	519,501	649,276	-20%	432,701	20%
Gross Profit	149,200	150,647	-1%	97,348	53%
Gross Margin	28.7%	23.2%	550 bps	22.5%	620 bps
Adjusted Gross Profit[1]	179,302	196,068	-9%	132,093	35.7%
Adjusted Gross Margin[1]	34.5%	30.2%	430 bps	30.5%	399 bps
Adjusted EBITDA[2]	96,363	71,725	34%	26,470	264%
Adjusted EBITDA Margin	18.6%	11.0%	750 bps	6.1%	1,250 bps
Net Income (ex- the sale of AUSA)	31,651	8,045	293%	(39,791)	-180%
( - ) Alphaville Equity Income	(16,960)	(20,738)	-18%	3,427	595%
Net Income (ex- AUSA Sale and Equity Income)	14,691	(12,693)	216%	(36,364)	140%

1) Adjusted by capitalized interests;

2) EBITDA adjusted by expenses associated with stock option plans. as this is a non-cash expense;

3) Consolidated EBITDA includes the effect of Alphaville equity income.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$367.6 million in the 1Q15. The consolidated margin for the quarter was 39.5%.

Table 45. Gafisa Group – Results to be recognized (REF) (R$000)

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Revenues to be recognized	930,601	1,025,195	-9%	1,641,262	-43%
Costs to be recognized (units sold)	(563,034)	(628,751)	-10%	(1,047,507)	-46%
Results to be Recognized	367,567	396,444	-7%	593,755	-38%
Backlog Margin	39.5%	38.7%	83 bps	36.2%	332 bps

Alphaville net revenues reached R$ 240 million in 1Q15

São Paulo, May 7th, 2015 – Alphaville Urbanismo SA releases its results for the 1st quarter of the year.

Financial Results

In the first quarter of 2015, net revenues were R$ 240 million, 58.7% above the same period of 2014.

	1Q15	1Q14	∆
Net revenue	240	151	58.7%
Net profit	35	-9	N/A
Net margin	15%	-6%

Net profit in the first quarter of 2015 was R$ 35 million, representing an increase of R$ 44 million considering 1Q14.

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7164

Financial Statements Gafisa Segment

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Net Revenue	340,058	490,947	-31%	326,750	4%
Operating Costs	(241,911)	(389,833)	-38%	(237,860)	2%
Gross Profit	98,147	101,114	-3%	88,890	10%
Gross Margin	28.9%	20.6%	827 bps	27.2%	166 bps
Operating Expenses	(60,622)	(83,658)	-28%	(79,923)	-24%
Selling Expenses	(14,092)	(25,930)	-46%	(18,995)	-26%
General and Administrative Expenses	(28,885)	(28,947)	0%	(32,449)	-11%
Other Operating Revenues/Expenses	(28,521)	(23,194)	23%	(15,991)	78%
Depreciation and Amortization	(8,279)	(33,346)	-75%	(11,206)	-26%
Equity income	19,157	27,759	-31%	(1,282)	1,594%
Operational Result	37,527	17,456	115%	8,967	318%
Financial Income	19,277	22,218	-13%	31,160	-38%
Financial Expenses	(29,021)	(13,153)	121%	(38,984)	-26%
Net Income Before Taxes on Income	27,783	26,521	5%	1,143	2,331%
Deferred Taxes	(2,012)	(1,315)	53%	(292)	589%
Income Tax and Social Contribution	(5,338)	12,387	143%	(3,730)	43%
Net Income After Taxes on Income	20,433	37,593	-46%	(2,879)	810%
Minority Shareholders	228	774	-71%	(548)	142%
Net Result	20,205	36,819	-45%	(2,331)	967%

Financial Statements Tenda Segment

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Net Revenue	179,443	158,329	13%	105,951	69%
Operating Costs	(128,390)	(108,796)	18%	(97,493)	32%
Gross Profit	51,053	49,533	3%	8,458	504%
Gross Margin	28.5%	31.3%	-283 bps	8.0%	2,047 bps
Operating Expenses	(36,603)	(80,835)	-55%	(43,311)	-15%
Selling Expenses	(13,021)	(11,212)	16%	(11,787)	10%
General and Administrative Expenses	(14,783)	(24,235)	-39%	(18,970)	-22%
Other Operating Revenues/Expenses	(5,034)	(25,530)	-80%	(10,003)	-50%
Depreciation and Amortization	(3,390)	(4,191)	-19%	(2,816)	20%
Equity pickup	(375)	(15,667)	-98%	265	-242%
Operational Result	14,450	(31,302)	146%	(34,853)	141%
Financial Income	13,335	15,942	-16%	13,036	2%
Financial Expenses	(11,807)	(14,911)	-21%	(13,126)	-10%
Net Income Before Taxes on Income	15,978	(30,271)	153%	(34,943)	146%
Deferred Taxes	(3,288)	1,851	-278%	759	-533%
Income Tax and Social Contribution	(1,522)	(766)	99%	(3,334)	-54%
Net Income After Taxes on Income	11,168	(29,186)	138%	(37,518)	130%
Minority Shareholders	(278)	(412)	-33%	(58)	379%
Net Result	11,446	(28,774)	140%	(37,460)	131%

Consolidated Financial Statements

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Net Revenue	519,501	649,276	-20%	432,701	20%
Operating Costs	(370,301)	(498,629)	-26%	(335,353)	10%
Gross Profit	149,200	150,647	-1%	97,348	53%
Gross Margin	28.7%	23.2%	552 bps	22.5%	622 bps
Operating Expenses	(97,225)	(164,493)	-41%	(123,234)	-21%
Selling Expenses	(27,113)	(37,142)	-27%	(30,782)	-12%
General and Administrative Expenses	(43,668)	(53,182)	-18%	(51,419)	-15%
Other Operating Revenues/Expenses	(33,555)	(48,724)	-31%	(25,994)	29%
Depreciation and Amortization	(11,669)	(37,537)	-69%	(14,022)	-17%
Equity pickup	18,782	12,092	55%	(1,017)	1,947%
Operational Result	51,977	(13,846)	475%	(25,886)	301%
Financial Income	32,612	38,160	-15%	44,196	-26%
Financial Expenses	(40,828)	(28,064)	45%	(52,110)	-22%
Net Income Before Taxes on Income	43,761	(3,750)	1,267%	(33,800)	229%
Deferred Taxes	(5,300)	536	-1,089%	467	-1,235%
Income Tax and Social Contribution	(6,860)	11,621	-159%	(7,064)	3%
Net Income After Taxes on Income	31,601	8,407	276%	(40,397)	178%
Minority Shareholders	(50)	362	-114%	(606)	92%
Net Result	31,651	8,045	293%	(39,791)	180%

Balance Sheet Gafisa Segment

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Current Assets
Cash and cash equivalents	680,412	662,682	3%	968,514	-30%
Receivables from clients	1,074,721	1,126,045	-5%	1,259,692	-15%
Properties for sale	1,225,675	1,144,604	7%	972,509	26%
Other accounts receivable	199,545	179,103	11%	215,806	-8%
Deferred selling expenses	8,584	9,711	-12%	23,206	-63%
Land for sale	6,074	6,074	0%	7,342	-17%
	3,195,011	3,128,219	2%	3,447,069	-3%

Long-term Assets
Receivables from clients	384,928	358,721	7%	309,318	24%
Properties for sale	572,410	590,030	-3%	515,780	11%
Financial Instruments	0	0	0%	0	0%
Other	163,184	157,644	4%	220,577	-26%
	1,120,522	1,106,395	-1%	1,045,675	7%
Intangible	59,949	62,687	-4%	61,332	-2%
Investments	1,947,616	1,912,233	2%	2,061,910	-6%

Total Assets	6,323,098	6,209,534	2%	6,615,987	-4%

Current Liabilities
Loans and financing	537,032	530,851	1%	479,409	12%
Debentures	329,876	314,770	5%	382,234	-14%
Obligations for purchase of land and clients	274,886	279,987	-2%	315,003	-13%
Materials and service suppliers	81,459	71,670	14%	80,811	1%
Taxes and contributions	65,117	68,911	-6%	52,841	23%
Investor Obligations	8,717	9,935	-12%	12,421	-30%
Other	393,962	339,413	10%	388,434	1%
	1,692,267	1,615,537	3%	1,711,153	-1%

Long-term Liabilities
Loans and financings	796,607	817,641	-3%	838,017	-5%
Debentures	541,712	484,712	12%	656,982	-18%
Obligations for purchase of land and clients	61,234	80,069	-24%	69,222	-12%
Deferred taxes	27,560	26,809	3%	45,132	-39%
Provision for contingencies	75.190	60,718	24%	67,367	-12%
Investor Obligations	4,713	7,145	-34%	10,794	-56%
Other	65,951	59,445	11%	88,747	-25%
	1,560,927	1,536,539	2%	1,776,261	-12%

Shareholders' Equity
Shareholders' Equity	3,066,949	3,055,344	0%	3,106,356	-1%
Minority Shareholders	2,954	2,114	40%	22,216	-87%
	3,069,903	3,057,458	0%	3,128,572	-2%
Total Liabilities and Shareholders' Equity	6,323,097	6,209,534	2%	6,615,987	-4%

Balance Sheet Tenda Segment

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Current Assets
Cash and cash equivalents	435,756	494,572	-12%	594,712	-27%
Receivables from clients	401,285	314,453	28%	461,984	-13%
Properties for sale	563,291	551,213	2%	526,490	7%
Other accounts receivable	117,337	114,352	3%	126,842	-7%
Prepaid expenses	-	-	0%	7.125	-
Land for sale	107,415	104,489	3%	103,675	4%
	1,625,084	1,579,079	3%	1,820,828	-11%
Long-term Assets
Receivables from clients	32,818	26,100	26%	22,802	44%
Properties for sale	196,378	226,495	-13%	137,394	43%
Financial Instruments	-	-	0%	-	0%
Other	72,751	76,629	-5%	83,012	-12%
	301,947	329,224	-8%	243,208	24%
Intangible	33,935	37,431	-9%	35,314	-4%
Investments	188,315	179,455	5%	208,193	-10%

Total Assets	2,149,281	2,125,189	1%	2,307,543	-7%
Current Liabilities
Loans and financing	9,084	19,207	-53%	81,049	-89%
Debentures	198,979	189,617	5%	219,201	-9%
Obligations for purchase of land and clients	223,977	210,618	6%	45,197	396%
Materials and service suppliers	20,932	23,461	-11%	25,694	-19%
Taxes and contributions	71,763	71,251	1%	59,894	20%
Other	168,783	157,581	7%	350,550	-52%
	693,518	671,735	3%	781,585	-11%
Long-term Liabilities
Loans and financings	24,663	29,726	-17%	86,943	-72%
Debentures	200,000	200,000	0%	200,000	0%
Obligations for purchase of land and clients	14,824	21,068	-30%	13,593	9%
Deferred taxes	11,603	7,931	46%	8,872	31%
Provision for contingencies	68,154	69,734	-2%	57,630	18%
Other	29.935	42.649	-30%	66.584	-55%
	349,179	371,108	-6%	433,622	-19%
Shareholders' Equity
Shareholders' Equity	1,070,450	1,058,477	5%	1,067,782	4%
Minority Shareholders	36,134	23,869	51%	24,554	47%
	1,106,584	1,082,346	2%	1,092,336	1%
Total Liabilities and Shareholders' Equity	2,149,281	2,125,189	1%	2,307,543	-7%

Consolidated Balance Sheets

	1Q15	4Q14	Q/Q(%)	1Q14	Y/Y(%)
Current Assets
Cash and cash equivalents	1,116,168	1,157,254	-4%	1,563,226	-29%
Receivables from clients	1,476,007	1,440,498	2%	1,721,676	-14%
Properties for sale	1,788,967	1,695,817	5%	1,498,999	19%
Other accounts receivable	295,846	271,319	9%	176,493	68%
Prepaid expenses and others	15,322	15,441	-1%	30,331	-49%
Land for sale	113,489	110,563	3%	111,017	2%
	4,805,799	4,690,892	2%	5,101,742	-6%

Long-term Assets
Receivables from clients	417,746	384,821	9%	332,120	26%
Properties for sale	768,789	816,525	-6%	653,174	18%
Other	220,969	219,308	1%	288,631	-23%
	1,407,504	1,420,654	-2%	1,273,925	9%
Intangible	119,360	125,594	-5%	139,726	-15%
Investments	1,001,235	968,711	3%	1,102,718	-9%

Total Assets	7,333,898	7,205,851	2%	7,618,111	-4%

Current Liabilities
Loans and financing	546,115	550,058	-1%	560,458	-3%
Debentures	528,856	504,387	5%	601,435	-12%
Obligations for purchase of land and clients	498,857	490,605	2%	360,200	38%
Materials and service suppliers	102,391	95,131	8%	138,536	-26%
Taxes and contributions	110,933	114,424	-3%	112,735	-2%
Investor Obligations	8,717	6,317	38%	12,421	-30%
Other	575,615	509,945	13%	540,850	6%
	2,371,484	2,270,867	4%	2,326,682	2%

Long-term Liabilities
Loans and financings	821,270	847,367	-3%	924,960	-11%
Debentures	741,712	684,712	8%	856,982	-13%
Obligations for purchase of land and clients	76,059	101,137	-25%	82,815	-8%
Deferred taxes	39,164	34,740	13%	54,004	-27%
Provision for contingencies	143,990	83,479	72%	124,997	15%
Investor Obligations	4,713	4,713	0%	10,794	-56%
Other	64,615	120,433	-46%	107,366	-40%
	1,891,523	1,876,581	1%	2,161,918	-13%

Shareholders' Equity
Shareholders' Equity	3,066,952	3,055,345	0%	3,106,358	-1%
Minority Shareholders	3,939	3,058	29%	23,153	-83%
	3,070,891	3,058,403	0%	3,129,511	-2%
Liabilities and Shareholders' Equity	7,333,898	7,205,851	2%	7,618,111	-4%

Cash Flow

	1Q15	1Q14
Income Before Taxes on Income	43,761	(33,798)
Expenses (income) not affecting working capital	44,533	64,453
Depreciation and amortization	11,669	14,022
Impairment allowance	-	(2,294)
Expense on stock option plan	2,618	3,589
Penalty fee over delayed projects	(2,079)	(612)
Unrealized interest and charges. net	16,414	23,956
Equity pickup	(18,782)	1,017
Disposal of fixed asset	216	1,715
Warranty provision	6,925	(3,478)
Provision for contingencies	26,070	26,149
Profit sharing provision	2,914	4,789
Allowance (reversal) for doubtful debts	317	(4,586)
Profit / Loss from financial instruments	2,756	186
Clients	(65,295)	178,657
Properties for sale	(57,683)	(77,087)
Other receivables	10,231	8,236
Deferred selling expenses and pre-paid expenses	120	4,857
Obligations on land purchases	(16,820)	(45,335)
Taxes and contributions	(3,491)	(26,272)
Accounts payable	7,259	59,194
Salaries. payroll charges and bonus provision	4,289	(864)
Other accounts payable	(7,385)	(43,455)
Current account operations	1,514	(58,011)
Paid taxes	(12,160)	(84,682)
Cash used in operating activities	(51,127)	(54,107)
Investments activities
Purchase of property and equipment	(5,651)	(12,738)
Redemption of securities. restricted securities and loans	1,180,350	1,115,783
Investments in marketable securities. restricted securities	(1,024,416)	(680,534)
Investments increase	(175)	(5,514)
Dividends receivables	-	2,625
Cash used in investing activities	150,108	419,622
Financing activities
Contributions from venture partners	2,400	(100,464)
Increase in loans and financing	200,321	175,391
Repayment of loans and financing	(165,306)	(315,039)
Stock repurchase	(22,135)	(22,728)
Dividend payments	-	(117,125)
Mutual Operations	587	(11,240)
Net cash provided by financing activities	15,867	(391,205)
Net increase (decrease) in cash and cash equivalents	114,848	(25,690)
At the beginning of the period	109,895	215,193
At the end of the period	224,743	189,503
Net increase (decrease) in cash and cash equivalents	114,848	(25,690)

About Gafisa

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago, the Company is dedicated to  growth and innovation oriented to enhancing the  well-being, comfort and safety of an increasing number of households. More than 15 million square meters have been built, and approximately 1,100 projects  delivered under the Gafisa brand - more than any other company in Brazil.   Recognized as one of the foremost professionally managed homebuilders, Gafisa’s brand is also one of the most respected, signifying both quality and consistency. In addition to serving the  upper-middle and upper class segments  through the Gafisa brand, the Company also focuses on low income developments through its Tenda brand. And,, it participates through its  30% interest in Alphaville, a leading urban developer, in the national development and  sale of residential lots.  Gafisa S.A. is a Corporation traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III, which ensures best practices in terms of transparency and corporate governance.

This release contains forward-looking statements about the business prospects, estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Explanatory notes to the individual and consolidated quarterly information
March 31, 2015
(Values expressed in Thousand of Reais, except when otherwise indicated)

1.    Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with headquarters in Brazil. The Company’s registered office is at Avenida das Nações Unidas, 8.501, 19th floor, São Paulo, São Paulo. The Company commenced operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf and on behalf of third parties, (in the latter case, as construction company and proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third party real estate ventures; and (v) investing in other companies who share similar objectives.

The Company enters real estate development projects with third parties through specific purpose partnerships (“Sociedades de Propósito Específico” or– “SPEs”) or through the formation of consortia and condominiums. SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures. Controlled entities substantially share the managerial and operating structures and the corporate, managerial and operating costs with the Company.

On April 29, 2015, continuing the material fact of February 7, 2014, the Company disclosed a new material fact, informing to its shareholders and general market that the works for the actual separation of the business units of Gafisa and Tenda Continuation in progress, aiming to reach the conditions considered as enough to its implementation.

However, due to the capital structure, definition process is still under progress, and being this definition a necessary step in the separation process, it is still not possible to clarify the deadline for completion of potential separation, with the possibility that the process extends until 2016.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Explanatory notes to the individual and consolidated quarterly information

March 31, 2015

(Values expressed in Thousand of Reais, except when otherwise indicated)

2.    Presentation of quarterly information and summary of significant accounting practices

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information

On May 07, 2015, the Board of Directors of the Company approved the individual and consolidated quarterly information of the Company and authorized its disclosure.

The individual quarterly information, identified as Company, and consolidated quarterly information were prepared and are being presented based on the technical pronouncement CPC 21(R1) – Interim Financial Reporting, using the same accounting practices, judgments, estimates and assumptions adopted in the presentation and preparation of the financial statements for the year ended December 31, 2014. Therefore, the corresponding quarterly information shall be read together with the financial statements as of December 31, 2014.

The individual quarterly information, identified as “Company” was prepared according to the accounting practices adopted in Brazil and the standards issued by the Accounting Pronouncements Committee (CPCs) and is disclosed together with the consolidated quarterly information.

The individual quarterly information of the Company is not deemed in compliance with the IFRS, once it considers the interests capitalization over the qualified assets of the invested in the separate quarterly information of the controlling company. Because there is no difference between net equity and the consolidated income attributable to shareholders of controlling Company, as the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, and the net equity and the income of the controlling company according to the individual information prepared according to the accounting practices adopted in Brazil, the Company choses to present this individual and consolidated information in a single set.

The quarterly information of the Company was prepared and is being presented according to the accounting practices adopted in Brazil, including, including the pronouncements issued by the Accounting Pronouncements Committee (CPCs), countersigned by Securities Commission (CVM) and according to the International Financial Reporting Standards (IFRS) issued by the

International Accounting Standards Board (IASB).

Specifically, the consolidated quarterly information is in compliance with the International Financial Reporting Standards (IFRS) applicable to the real estate development entities in Brazil, including the Guideline OCPC 04 – Application of Technical Interpretation ICPC 02 to Brazilian real estate development entities, in relation to the treatment of the revenue recognition for this industry and involves issues related to application of the concept of continuous transfer of risks, benefits and control over the real estate units sales.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

2.    Presentation of quarterly information and summary of significant accounting practices--Continued

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information--Continued

The quarterly information was prepared in the regular course of business. Management makes an assessment of the Company's ability to continue its activities during the preparation of financial statements. The Company is in compliance with respect to the all debt covenants at the issue date of this quarterly information.

All amounts reported in the accompanying quarterly information are in thousands of Reais, except as otherwise stated.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 2 to the individual and consolidated financial statements as of December 31, 2014.

2.1.1.    Consolidated Quarterly Information

The accounting practices were uniformly adopted in all subsidiaries included in the consolidated quarterly information and the fiscal year of these companies is the same of the Company. See further details on these subsidiaries and jointly-controlled investees in Note 9.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 2.1.1 to the individual and consolidated financial statements as of December 31, 2014.

3. Pronouncements (new or revised) and interpretation adopted from January 1, 2015 and new and revised standards and interpretation already issued and not yet adopted.

There are no other standards and interpretations issued and not yet adopted that could, in the opinion of Management, produce significant impact on profit or loss for the period or equity reported by the Company.

The explanations regarding the pronouncement and interpretation revisions and issues did not have significant changes in relation to those reported in Note 3 to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

4.    Cash and cash equivalents and short-term investments

4.1.    Cash and cash equivalents

	Company		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014

Cash and Banks	20,803	24,501	83,829	85,059
Securities purchased under resale agreements	13,733	9,291	41,771	24,836
Funds held in trust by third parties (a)	-	-	99,143	-
Total Cash and cash equivalents (Note 21.i.d and 21.ii.a)	34,536	33,792	224,743	109,895

(a)     Amount held in trust by Itaú Corretora de Valores S.A., for settlement, on April 1, 2015, of the twelveth installment of interests related to the first placement of debentures of the subsidiary Tenda and the total paid amount was R$99,143 (Note 32 (i)).

The explanation related to this note was not subject to significant changes in relation to those reported in Note 4.1 to the financial statements as of December 31, 2014.

4.2.    Short-term investments

	Company		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014

Fixed-income investment funds	86,251	183,150	138,686	326,977
Government bonds (LFT)	191,847	43,640	308,477	77,911
Securities purchased under resale agreements	80,718	201,957	130,196	361,226
Bank certificates of deposit	58,479	47,702	125,717	103,219
Restricted cash in guarantees to loans	125,824	98,828	126,391	104,039
Restricted credits	7,266	6,765	61,958	73,987
Total Securities (Note 21,i,d and 21,ii,a)	550,385	582,042	891,425	1,047,359

The explanation related to this note was not subject to significant changes in relation to those reported in Note 4.2 to the financial statements as of December 31, 2014.

5.         Trade accounts receivable of development and services

	Company		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014

Real estate development and sales	1,039,831	1,022,938	1,967,397	1,919,846
( - ) Allowance for doubtful accounts and cancelled contracts	(6,242)	(5,616)	(100,867)	(109,893)
( - ) Present value adjustments	(21,814)	(17,095)	(29,890)	(24,642)
Services and construction and other receivables	24,172	24,214	57,113	40,008
	1,035,947	1,024,441	1,893,753	1,825,319

Current	735,530	748,910	1,476,007	1,440,498
Noncurrent	300,417	275,531	417,746	384,821

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

5.         Accounts receivable of incorporation and services provided--Continued

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	03/31/2015	12/31/2014	03/31/2015	12/31/2014

2015	565,609	771,621	1,338,113	1,575,033
2016	339,099	146,607	443,792	187,719
2017	85,035	63,382	146,625	112,191
2018	16,287	14,291	22,178	18,969
2019 on forward	57,973	51,251	73,802	65,942
	1,064,003	1,047,152	2,024,510	1,959,854
( - ) Present value adjustment	(21,814)	(17,095)	(29,890)	(24,642)
( - ) Provision for bad debt and terminations	(6,242)	(5,616)	(100,867)	(109,893)
	1,035,947	1,024,441	1,893,753	1,825,319

During the period ended March 31, 2015, the changes in the allowance for doubtful accounts and cancelled contracts are summarized as follows:

Company

Balance on December 31, 2014	(5,616)
Additions (Note 23)	(626)
Balance on 30 de March of 2015	(6,242)

	Consolidated
	Accounts Receivables	Real Estate for sale (Note 6)	Net balance

Balance on December 31, 2014	(109,893)	52,309	(57,584)
Additions (Note 23)	(626)	-	(626)
Write-offs (Note 23)	9,652	(9,343)	309
Balance on March 31, 2015	(100,867)	42,966	(57,901)

The explanation related to this note was not subject to significant changes in relation to those reported in Note 5 to the financial statements as of December 31, 2014.

6.    Properties for sale

	Company		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014

Land	807,013	761,061	1,369,475	1,311,847
( - ) Adjustment to present value	(5,036)	(4,907)	(5,550)	(5,503)
Property under construction	576,686	550,982	901,775	905,190
Real estate cost in the recognition of the provision for cancelled contracts - Note 5	-	-	42,966	52,309
Completed units	101,322	121,040	261,399	260,808
( - ) Provision for impairment of properties for sale	(7,760)	(7,760)	(12,309)	(12,309)
	1,472,225	1,420,416	2,557,756	2,512,342

Current	967,383	932,681	1,788,967	1,695,817
Noncurrent	504,842	487,735	768,789	816,525

There was no change in the provision for realization of properties for sale in the period ended March 31, 2015.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 6 to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

7.    Other Accounts Receivables

	Company		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014

Advance payment to suppliers	3,760	1,848	6,612	5,082
Recoverable taxes (IRRF, PIS, COFINS, among others)	19,140	20,830	75,984	76,000
Judicial deposit (Note 17)	120,153	123,510	151,050	154,939
Other	62	64	5,111	5,125

	143,115	146,252	238,757	241,146

Current portion	53,513	61,355	124,268	128,905
Noncurrent portion	89,602	84,897	114,489	112,241

8.    Non-current assets held for sale

8.1 Land available for sale

       The changes in land available for sale are summarized as follows:

	Consolidated
	Cost	Provision for impairment	Net balance

Balance on December 31, 2014	161,737	(51,174)	110,563
Additions	2,926	-	2,926
Balance on March 31, 2015	164,663	(51,174)	113,489

Gafisa and SPEs	32,928	(26,854)	6,074
Tenda and SPEs	131,735	(24,320)	107,415

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 8.1 to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

9.    Investments in ownership interests

(i)      Ownership interests

(a)    Information on subsidiaries and jointly-controlled investees

										Company				Consolidated
		Interest - %		Asset total	Liabilities total	Net equity and adv, payment for future capital increase		Profit (loss) of the period		Investments		Equity accounting		Investments		Equity accounting
Direct invested		03/31/2015	12/31/2014	03/31/2015	03/31/2015	03/31/2015	12/31/2014	03/31/2015	03/31/2014	03/31/2015	12/31/2014	03/31/2015	03/31/2014	03/31/2015	12/31/2014	03/31/2015	03/31/2014

Construtora Tenda S/A	-	100%	100%	2,149,281	1,070,833	1,078,448	1,058,477	11,446	(37,460)	1,070,450	1,058,477	11,446	(37,460)	-	-	-	-
Alphaville Urbanismo S.A	-	30%	30%	2,225,440	1,608,424	617,016	561,664	35,242	9,413	185,472	168,499	16,973	(1,143)	185,472	168,499	16,973	(3,427)
Gafisa SPE 26 Emp. Imob. Ltda.	-	100%	100%	175,745	7,472	168,273	167,946	327	4,029	168,273	167,946	327	-	-	-	-	-
Gafisa SPE-89 Emp. Imob. Ltda.	-	100%	100%	82,528	14,337	68,190	66,561	1,629	(3,328)	68,190	66,561	1,629	(3,328)	-	-	-	-
Gafisa SPE-51 Emp. Imob. Ltda.	-	100%	100%	51,531	4,978	46,553	58,028	309	(131)	46,553	58,028	309	(131)	-	-	-	-
Gafisa SPE 72 Emp. Imob. Ltda.	-	100%	100%	54,789	10,770	44,019	44,102	(83)	658	44,019	44,102	(83)	658	-	-	-	-
Gafisa SPE-116 Emp. Imob. Ltda.	(a)	50%	50%	85,437	3,749	81,688	78,620	3,068	(2,312)	40,844	39,310	1,534	(1,156)	40,844	39,310	1,534	(1,156)
Gafisa SPE- 130 Emp. Imob. Ltda	-	100%	100%	60,375	22,038	38,337	37,255	1,082	(256)	38,337	37,255	1,082	(256)	-	-	-	-
Gafisa SPE - 121 Emp. Imob. Ltda.	-	100%	100%	126,378	90,212	36,167	26,746	9,420	3,675	36,167	26,746	9,420	3,675	-	-	-	-
Manhattan Square Em. Im. Res. 02 Ltda	-	100%	100%	35,474	76	35,398	35,398	-	-	35,398	35,398	-	-	-	-	-	-
SPE Parque Ecoville Emp. Imob. Ltda	-	100%	100%	85,025	50,105	34,920	36,673	(1,753)	(1,523)	34,920	36,673	(1,753)	(1,523)	-	-	-	-
Varandas Grand Park Em. Im. Ltda	(a)	50%	50%	139,205	78,118	61,087	56,761	1,175	5,159	30,543	28,380	718	2,806	30,543	28,380	718	2,806
Gafisa SPE-107 Emp. Imob. Ltda.	-	100%	100%	32,399	3,209	29,191	29,194	(4)	3	29,191	29,194	(4)	3	-	-	-	-
Sitio Jatiuca Emp. Imob. SPE Ltda	(a)	50%	50%	61,062	4,854	56,208	55,654	554	642	28,104	27,827	277	321	28,104	27,827	277	321
Gafisa SPE-41 Emp. Imob. Ltda.	-	100%	100%	27,467	1,017	26,450	26,387	63	134	26,450	26,387	63	134	-	-	-	-
Verdes Pracas Incorp. Imob. SPE Ltda.	-	100%	100%	26,384	147	26,237	26,230	7	228	26,237	26,230	7	228	-	-	-	-
Parque Arvores Empr. Imob. Ltda.	(a)	50%	50%	54,173	3,095	51,078	39,599	271	640	25,539	24,502	1,000	320	25,539	24,502	1,000	320
Gafisa SPE-111 Emp. Imob. Ltda.	-	100%	100%	94,899	69,752	25,148	21,588	3,559	5,246	25,148	21,588	3,559	5,246	-	-	-	-
Gafisa and Ivo Rizzo SPE-47 Ltda	(a)	80%	80%	31,458	34	31,424	31,442	(28)	(1)	25,140	25,153	(22)	(1)	25,140	25,153	(22)	(1)
Gafisa SPE-110 Emp. Imob. Ltda.	-	100%	100%	45,939	23,371	22,568	24,115	(1,547)	3,412	22,568	24,115	(1,547)	3,412	-	-	-	-
Gafisa SPE - 123 Emp. Imob. Ltda.	-	100%	100%	116,994	94,448	22,547	23,600	(1,053)	2,665	22,547	23,600	(1,053)	2,665	-	-	-	-
Gafisa SPE-112 Emp. Imob. Ltda.	-	100%	100%	23,969	2,231	21,739	21,742	(3)	489	21,739	21,742	(3)	489	-	-	-	-
Maraville Gafsa SPE Emp. Imob. Ltda.	-	100%	100%	57,902	39,106	18,795	18,776	20	1,559	18,795	18,776	20	1,559	-	-	-	-
Edsp 88 Participações S.A.	-	100%	100%	33,433	14,734	18,700	18,746	(46)	(472)	18,700	18,746	(46)	(472)	-	-	-	-
Manhattan Square Em. Im. Com. 02 Ltda	-	100%	100%	18,024	68	17,956	17,956	-	-	17,956	17,956	-	-	-	-	-	-
Gafisa SPE 46 Emp. Imob. Ltda.	-	100%	100%	18,094	520	17,574	17,466	109	206	17,574	17,466	109	124	-	-	-	124
Gafisa SPE 30 Emp. Imob. Ltda.	-	100%	100%	63,773	47,593	16,180	16,140	40	26	16,180	16,140	40	26	-	-	-	-
Gafisa SPE-106 Emp. Imob. Ltda.	-	100%	100%	17,257	1,618	15,639	15,642	(4)	(1,321)	15,639	15,642	(4)	(1,321)	-	-	-	-
Gafisa SPE-92 Emp. Imob. Ltda.	-	100%	100%	16,655	1,030	15,625	15,547	78	(36)	15,625	15,547	78	(36)	-	-	-	-
Diodon Participações Ltda	-	100%	100%	15,267	-	15,267	15,080	295	28	15,375	15,080	295	28	-	-	-	-
Fit 13 Spe Empr. Imob. Ltda.	(a)	50%	50%	37,092	6,599	30,493	31,476	(984)	194	15,246	15,738	(492)	97	-	-	-	-
Gafisa SPE 33 Emp. Imob. Ltda.	-	100%	100%	14,333	-	14,333	14,267	66	29	14,333	14,267	66	29	-	-	-	-
Gafisa SPE 71 Emp. Imob. Ltda.	(a)	100%	100%	15,815	1,751	14,065	14,242	(177)	478	14,065	14,242	(177)	382	-	-	-	382
Gafisa SPE - 122 Emp. Imob. Ltda.	-	100%	100%	39,756	27,101	12,655	10,125	2,530	(49)	12,655	10,125	2,530	(49)	-	-	-	-
Gafisa SPE 65 Emp. Imob. Ltda.	-	100%	100%	20,129	8,556	11,573	11,490	83	585	11,573	11,490	83	468	-	-	-	468
Alto Da Barra De Sao Miguel Em. Im. SPE Ltda	(a)	50%	50%	23,875	866	23,009	22,504	505	408	11,505	11,252	252	204	11,505	11,252	252	204
Parque Aguas Empr. Imob. Ltda.	(a)	50%	50%	24,824	1,913	22,911	17,046	(98)	1,830	11,456	11,589	(133)	915	11,456	11,589	(133)	915
Blue I SPE - Plan., Prom., Inc. and Venda Ltda.	-	100%	100%	11,247	401	10,846	10,862	(16)	(94)	10,846	10,862	(16)	(94)	-	-	-	-
Città Ville SPE Emp. Imob. Ltda.	-	50%	50%	24,096	2,974	21,121	21,126	(2)	(173)	10,561	10,563	(1)	(87)	-	-	-	-
Gafisa SPE - 120 Emp. Imob. Ltda.	-	100%	100%	36,189	25,663	10,526	8,682	1,844	1,943	10,526	8,682	1,844	1,943	-	-	-	-
Gafisa SPE 55 Emp. Imob. Ltda.	-	80%	80%	14,847	2,286	12,560	12,459	101	2,486	10,048	9,967	81	-	10,048	9,967	81	-
Gafisa SPE-113 Emp. Imob. Ltda.	(a)	60%	60%	73,961	58,180	15,781	17,122	(1,340)	451	9,469	10,273	(804)	271	9,469	10,273	(804)	271
Gafisa SPE 36 Emp. Imob. Ltda.	-	100%	100%	24,861	16,825	8,035	8,007	29	43	8,035	8,007	29	43	-	-	-	-
Gafisa SPE-81 Emp. Imob. Ltda.	-	100%	100%	68,253	60,242	8,012	6,032	1,980	1,412	8,012	6,032	1,980	1,412	-	-	-	-
Gafisa SPE-38 Emp. Imob. Ltda.	-	100%	100%	8,087	117	7,971	7,971	(1)	8	7,971	7,971	(1)	8	-	-	-	-
(*) It include companies with balance of investments lower than R$ 5,000.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

9.   Investments in ownership interests--Continued

(i)      Ownership interests--Continued

(a)    Information on subsidiaries and jointly-controlled investees --Continued

										Company				Consolidated
		Interest - %		Asset total	Liabilities total	Net equity and adv. payment for future capital increase		Profit (loss) of the period		Investments		Equity accounting		Investments		Equity accounting
Direct invested		03/31/2015	12/31/2014	03/31/2015	03/31/2015	03/31/2015	12/31/2014	03/31/2015	03/31/2014	03/31/2015	12/31/2014	03/31/2015	03/31/2014	03/31/2015	12/31/2014	03/31/2015	03/31/2014

Atins Emp. Imob.s Ltda.	(a)	50%	50%	26,690	10,955	15,735	15,402	2	343	7,868	7,701	1	171	7,868	7,701	1	-
Gafisa SPE-109 Emp. Imob. Ltda.	-	100%	100%	8,780	1,496	7,285	7,292	(7)	221	7,285	7,292	(7)	221	-	-	-	-
Aram Spe Empr. Imob. Ltda.	-	100%	100%	7,634	920	6,714	6,977	266	1,600	6,714	6,977	(264)	1,303	-	-	-	1,303
Gafisa SPE-37 Emp. Imob. Ltda.	-	100%	100%	7,635	925	6,710	6,693	16	38	6,710	6,693	16	38	-	-	-	-
Gafisa SPE-90 Emp. Imob. Ltda.	-	100%	100%	11,853	5,348	6,505	6,536	(32)	63	6,505	6,536	(32)	63	-	-	-	-
Gafisa SPE-85 Emp. Imob. Ltda.	(a)	80%	80%	42,679	35,252	7,426	7,739	(312)	408	5,941	6,191	(250)	326	5,941	6,191	(250)	326
Costa Maggiore Empr. Imob. Ltda.	(a)	50%	50%	14,068	2,263	11,805	11,989	163	340	5,903	5,994	262	293	5,903	5,994	262	293
Gafisa SPE-77 Empreendimentos Imobiliários Ltda.	-	65%	65%	24,907	16,466	8,441	6,039	189	(1,316)	5,487	3,925	1,562	(855)	-	-	-	-
Dubai Residencial Empr. Imob. Ltda.	(a)	50%	50%	11,307	505	10,802	11,061	(46)	755	5,401	5,531	2	377	5,401	5,531	2	377
Prime Empr. Imob. Ltda.	-	50%	50%	16,892	6,124	10,768	10,874	(69)	437	5,384	5,437	(149)	219	5,384	5,437	(149)	219
O Bosque Empr. Imob. Ltda.	(a)	60%	60%	8,664	243	8,421	8,453	(13)	(459)	5,053	5,072	(19)	(275)	5,053	5,072	(19)	(275)
Gafisa SPE-22 Emp. Imob. Ltda.	-	100%	100%	5,749	749	5,000	5,063	(62)	-	5,000	5,063	(62)	-	-	-	-	-
Adjustment OCPC01 - juros capitalizados	(b)			-	-	-	-	-	-	32,600	27,237	5,363	(505)	-	-	-	-
Other (*)				428,857	451,252	(22,399)	91,297	1,151	(36,253)	53,479	145,162	5,737	(8,321)	20,781	16,784	671	(1,204)

Gafisa SPE 55 Emp. Imob. Ltda.	-	80%	80%	-	-	-	-	101	2,486	-	-	-	-	-	-	-	1,989
Saí Amarela S.A.	-	50%	50%	2,332	67	2,265	2,354	(102)	(26)	-	-	-	-	1,126	918	(51)	(13)
Gafisa SPE-51 Emp. Imob. Ltda.	-	60%	60%	2,851	1,084	1,768	3,954	768	63	-	-	-	-	1,061	2,372	461	38
Others (*)	-			1,044	84	959	934	12	11	-	-	-	-	429	417	87	(31)
Indirect jointly-controlled investees of Gafisa	-			6,227	1,235	4,992	7,242	779	2,534	-	-	-	-	2,616	3,707	497	1,983

Acedio SPE Emp. Imob. Ltda.	-	55%	55%	4,950	20	4,930	4,883	-	6	-	-	-	-	2,711	2,685	-	3
Maria Inês SPE Emp. Imob. Ltda.	-	60%	60%	21,345	398	20,947	20,914	34	38	-	-	-	-	12,568	12,548	20	23
Fit 02 SPE Emp. Imob. Ltda.	-	60%	60%	12,607	618	11,989	11,942	47	42	-	-	-	-	7,194	7,165	28	25
Fit Jardim Botânico SPE Emp. Imob. Ltda.	-	55%	55%	39,944	1,328	38,616	38,559	58	(162)	-	-	-	-	21,239	21,207	32	(89)
Fit 11 SPE Emp. Imob. Ltda.	-	70%	70%	48,615	16,794	31,821	29,604	(47)	(768)	-	-	-	-	22,274	20,723	(33)	(538)
Fit 31 SPE Emp. Imob. Ltda.	-	70%	70%	22,211	2,730	19,481	11,759	(678)	(336)	-	-	-	-	13,637	8,231	(475)	(235)
Fit 34 SPE Emp. Imob. Ltda.	-	70%	70%	33,570	1,389	32,181	31,746	438	444	-	-	-	-	22,527	22,221	306	311
Fit 03 SPE Emp. Imob. Ltda.	-	80%	80%	11,631	725	10,906	10,807	98	510	-	-	-	-	8,725	8,646	79	408
Fit Campolim SPE Emp. Imob. Ltda.	-	55%	55%	6,754	14	6,740	6,727	-	-	-	-	-	-	3,707	3,699	-	-
Fit 13 SPE Emp. Imob. Ltda.	-	50%	50%	37,092	6,599	30,493	31,476	(984)	194	-	-	-	-	17,397	18,399	(979)	194
Imbuí I SPE Emp. Imob. Ltda.	-	50%	50%	9,387	687	8,700	8,813	(112)	42	-	-	-	-	4,350	4,406	(56)	15
Città Ipitanga SPE Emp. Imob. Ltda.	-	50%	50%	12,696	1,095	11,599	11,703	(104)	(54)	-	-	-	-	5,800	5,852	(52)	(25)
Grand Park - Pq. dos Pássaros SPE Emp. Imob. Ltda.	-	50%	50%	44,587	3,211	41,376	26,453	1,644	804	-	-	-	-	20,688	18,646	822	410
Citta Itapua Emp. Imob. SPE Ltda.	-	50%	50%	14,089	1,851	12,238	12,431	8	(27)	-	-	-	-	6,119	6,215	4	(28)
SPE Franere Gafisa 08 Emp. Imob. Ltda.	-	50%	50%	61,453	22,697	38,756	37,618	(145)	413	-	-	-	-	19,378	18,809	(72)	207
Other	-	0%	0%	-	-	-	-	-	(507)	-	-	-	-	1	-	-	(416)
Indirect jointly-controlled investees of Tenda	-			380,931	60,156	320,773	295,435	257	639	-	-	-	-	188,315	179,452	(376)	265

Subtotal				7,466,595	4,075,302	3,391,291	3,374,638	70,975	(29,727)	2,513,304	2,558,937	61,772	(26,536)	625,382	592,621	20,515	4,514

(*) It include companies with balance of investments lower than R$ 5,000.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

9.   Investments in ownership interests--Continued

(i)      Ownership interests--Continued

(a)    Information on subsidiaries and jointly-controlled investees—Continued

										Company				Consolidated
		Interest - %		Asset total	Liabilities total	Net equity and adv. payment for future capital increase		Profit (loss) of the period		Investments		Equity accounting		Investments		Equity accounting
Direct invested		03/31/2015	12/31/2014	03/31/2015	03/31/2015	03/31/2015	12/31/2014	03/31/2015	03/31/2014	03/31/2015	12/31/2014	03/31/2015	03/31/2014	03/31/2015	12/31/2014	03/31/2015	03/31/2014

Goodwill on acquisition of subsidiaries	(c)									25.476	25.476	-	-	-	-	-	-
Goodwill based on inventory surplus	-									62.343	62.343	-	-	-	-	-	-
Addition to remeasurement of investment in associate	(d)									375.853	375.853	-	-	375.853	375.853	-	-
Total Investments										2.976.976	3.022.609	61.772	(26.536)	1.001.235	968.393	20.515	4.514

(*) It include companies with balance of investments lower than R$ 5.000.

									Company				Consolidated
	Interest - %		Asset total	Liabilities total	Net equity and adv. payment for future capital increase		Profit (loss) of the period		Provision for overdrawn liabilities		Equity accounting		Provision for overdrawn liabilities		Equity accounting
Direct invested	03/31/2015	12/31/2014	03/31/2015	03/31/2015	03/31/2015	12/31/2014	03/31/2015	03/31/2014	03/31/2015	12/31/2014	03/31/2015	03/31/2014	03/31/2015	12/31/2014	03/31/2015	03/31/2014
Provision for net capital deficiency (e):
Manhattan Residencial 01 Spe Ltda	50%	50%	51,302	121,391	(70,089)	(65,678)	(2,097)	(5,364)	(35,045)	(32,839)	(2,205)	(3,270)	(35,045)	(32,839)	(2,205)	(3,270)
Gafisa Vendas Interm. Imobiliaria Ltda	100%	100%	6,759	23,683	(16,924)	(15,604)	(1,320)	(1,297)	(16,924)	(15,604)	(1,320)	(1,297)	-	-	-	-
Gafisa SPE 69 Emp. Imob. Ltda.	100%	100%	557	7,530	(6,973)	(5,810)	(1,162)	(1,772)	(6,973)	(5,810)	(1,162)	(1,772)	-	-	-	-
Gafisa SPE-117 Emp. Imob. Ltda.	100%	100%	15,905	21,439	(5,534)	(5,144)	(390)	(421)	(5,534)	(5,144)	(390)	(421)	-	-	-	-
Others (*)			31,685	37,528	(5,842)	6,616	(531)	(204)	(5,788)	(6,525)	(519)	1,922	(9,148)	(42)	472	(2,261)
Total provision for capital deficiency			106,208	211,571	(105,362)	(85,620)	(5,500)	(9,058)	(70,264)	(65,922)	(5,596)	(4,838)	(44,193)	(32,881)	(1,733)	(5,531)

Total Income from equity method investments											56,176	(31,374)			18,782	(1,017)

(a)   Jointly controlled entities.

(b)   Charges of the parent company not appropriated to the profit or loss of subsidiaries, as required by paragraph 6 of OCPC01.

(c)   See composition in Note 11.

(d)   Amount related to the addition of the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$375,853.

(e)   Provision for capital deficiency is recorded in account “Other payables” (Note 16)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

9.   Investments in ownership interests--Continued

(b)    Change in investments

	Company	Consolidated

Balance on December 31, 2014	3,022,609	968,393
Income from equity method investments	61,772	20,515
Capital contribution (decrease)	(68,038)	17,629
Dividends received	(35,835)	-
Other Investments	(3,532)	(5,302)
Balance on March 31, 2015	2,976,976	1,001,235

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 9 to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

10.  Property and equipment

		Company				Consolidated
Description	12/31/2014	Additions	Write-offs	100% deprecated items	03/31/2015	12/31/2014	Additions	Write-offs	100% deprecated items	03/31/2015
Cost
Hardware	11,732	939	-	(115)	12,556	22,333	949	-	(204)	23,078
Leasehold improvements and installations	9,049	78	-	-	9,127	24,516	143	-	(401)	24,258
Furniture and fixtures	679	-	-	-	679	5,453	43	-	-	5,496
Machinery and equipment	2,640	-	-	-	2,640	4,020	-	-	-	4,020
Molds	-	-	-	-	-	10,035	123	-	-	10,158
Sales stands	11,781	100	(142)	(1,060)	10,679	15,083	712	(216)	(1,060)	14,519
	35,881	1,117	(142)	(1,175)	35,681	81,440	1,970	(216)	(1,665)	81,529

Accrued depreciation
Hardware	(6,047)	(612)	-	115	(6,544)	(11,457)	(1,142)	-	204	(12,395)
Leasehold improvements and installations	(4,171)	(516)	-	-	(4,687)	(12,225)	(1,530)	-	401	(13,354)
Furniture and fixtures	(218)	(17)	-	-	(235)	(3,115)	(138)	-	-	(3,253)
Machinery and equipment	(1,080)	(66)	-	-	(1,146)	(1,498)	(101)	-	-	(1,599)
Molds	-	-	-	-	-	(915)	(502)	-	-	(1,417)
Sales stands	(2,236)	(2,115)	142	1,060	(3,149)	(3,539)	(2,607)	216	1,060	(4,870)
	(13,752)	(3,326)	142	1,175	(15,761)	(32,749)	(6,020)	216	1,665	(36,888)

	22,129	(2,209)	-	-	19,920	48,691	(4,050)	-	-	44,641

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 10 to the financial statements as of December 31, 2014.

11.  Intangible Assets

		Company
	12/31/2014				03/31/2015
	Balance	Additions	Write-offs/ amortization	100% amortized items	Balance

Software – Cost	76,535	3,160	-	(10,085)	69,610
Software – Depreciation	(42,624)	-	(3,771)	10,085)	(36,310)
Other	4,796	797	(775)	-	4,818
	38,707	3,957	(4,546)	-	38,118

		Consolidated
	12/31/2014				03/31/2015
	Balance	Additions	Write-offs/ amortization	100% amortized items	Balance
Goodwill
AUSA (Note 9)	25,476	-	-	-	25,476
Cipesa	40,687	-	-	-	40,687
Provision for impairment of goodwill	(40,687)	-	-	-	(40,687)
	25,476	-	-	-	25,476

Software – Cost	101,581	3,228	-	(13,687)	91,122
Software – Depreciation	(58,555)	-	(4,845)	13,687	(49,713)
Other	8,401	797	(1,364)	-	7,834
	51,427	4,025	(6,209)	-	49,243

	76,903	4,025	(6,209)	-	74,719

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 11 to the financial statements as of December 31, 2014.

The Company evaluates the recovery of the carrying amount of goodwill at the end of each year. As of March 31, 2015, the Company did not identify any indication of impairment in the carrying amount of goodwill.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

12.  Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	03/31/2015	12/31/2014	03/31/2015	12/31/2014

National Housing System - SFH /SFI	April 2015 to February 2019	8.30% to 11.00% + TR 117% do CDI 12.87% Fixed	931,410	925,163	1,103,283	1,128,514
Certificate of Bank Credit - CCB	June 2015 to June 2017	117.9% do CDI 2.20% + CDI 13.20% Fixed	264,102	268,911	264,102	268,911
			1,195,512	1,194,074	1,367,385	1,397,425

Current portion			450,831	443,802	546,115	550,058
Noncurrent portion			744,681	750,272	821,270	847,367

The maturities of the current and non-current installments are as follows:

	Company		Consolidated
Maturity	03/31/2015	12/31/2014	03/31/2015	12/31/2014

2015	282,394	443,802	345,563	550,058
2016	594,710	431,312	669,202	506,207
2017	237,236	235,752	264,165	252,605
2018	81,172	83,208	88,391	88,555
2019	-	-	64	-
	1,195,512	1,194,074	1,367,385	1,397,425

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants as of March 31, 2015 and December 31, 2014 are disclosed in Note 13.

The following table shows the summary of financial expenses and charges and the capitalized rate in the accounts “properties for sale”.

	Company		Consolidated
	03/31/2015	03/31/2014	03/31/2015	03/31/2014

Total of financial charges of the period	61,678	49,631	70,237	59,271
Capitalized financial charges	(42,621)	(19,534)	(46,405)	(23,597)

Financial expenses (Note 25)	19,057	30,097	23,832	35,674

Financial charges included under “Properties for sale”:

Opening Balance	220,959	142,860	276,613	214,298
Capitalized financial charges	42,621	19,534	46,405	23,597
Charges allocated to income (Note 24)	(24,962)	(19,009)	(30,102)	(34,745)

Closing Balance	238,618	143,385	292,916	203,150

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 12 to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

13.  Debentures

				Company		Consolidated
Program/placement	Principal - R$	Annual interest	Final Maturity	03/31/2015	12/31/2014	03/31/2015	12/31/2014

Seventh placement	525,000	TR + 9.8205%	December 2017	515,229	502,033	515,229	502,033
Eighth placement/first series	144,214	CDI + 1.95%	October 2015	152,661	147,640	152,661	147,640
Eighth placement/second series	11,573	IPCA + 7.96%	October 2016	16,034	15,185	16,034	15,185
Ninth placement (i)	130,000	CDI + 1.90%	July 2018	130,525	134,624	130,525	134,624
Tenth placement (ii)	55,000	IPCA + 8.22%	January 2020	57,139	-	57,139	-
First placement (Tenda)	380,000	TR + 9.25%	October 2016	-	-	398,980	389,617
				871,588	799,482	1,270,568	1,189,099

Current portion				329,876	314,770	528,856	504,387
Non-current portion				541,712	484,712	741,712	684,712

(i)   On January 28, 2015, the Company made the payment in the amount of R$8,728 related to the interest payable of this placement.

(ii)  On December 10, 2014, the Board of Directors of the Company approved the placement for private distribution of the 10th placement, being the 2nd private placement of unconvertible debentures, with floating and secured guarantee, in sole series in the amount of R$55,000, fully paid on January 30, 2015 and with final maturity on January 20, 2020. The funds raised in the placement shall be used for developing select real estate ventures and its secured guarantee is represented by the collateral of the lands owned by the Company to be developed in future periods. The Face Value of the Placement shall be adjusted by the cumulative variation of the IPCA and on it interest of 8.22% p.a. shall be accrued.

The maturities of the current and non-current installments are as follows:

	Company		Consolidated
Maturity	03/31/2015	12/31/2014	03/31/2015	12/31/2014

2015	329,467	314,770	528,447	504,387
2016	176,760	175,778	376,760	375,778
2017	244,690	244,690	244,690	244,690
2018	83,051	64,244	83,051	64,244
2019 on forward	37,620	-	37,620	-
	871,588	799,482	1,270,568	1,189,099

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

13.  Debentures--Continued

The ratio and minimum and maximum amounts required under these restrictive covenants as of March 31, 2015 and December 31, 2014 are as follows:

	03/31/2015	12/31/2014
Seventh placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	-11.11 times	-9.33 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-16.14%	-19.32%
Total account receivable plus unearned revenue plus total inventory of finished units required to be at least 1.5 times over net debt plus payable for purchase of properties plus unappropriated cost	2.01 times	2.10 times

Eighth placement - first and second series and Loans and Financing
Total account receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	-6.23 times	-5.32 times
Total debt less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-16.14%	-19.32%

Ninth placement
Total account receivable plus inventory required to be below zero or greater than 2.0 times over net debt	3.62 times	3.86 times
Net debt cannot exceed 100% of equity plus noncontrolling interests	49.56%	46.73%

Tenth placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	-11.11 times	n/a
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-16.14%	n/a

	03/31/2015	12/31/2014
First placement – Tenda

Total accounts receivable plus inventory required to be either greater than or equal to 2.0 times net debt less debt with secured guarantee (3) or below zero, considering that TR(2) plus TE(4) is always above zero.

	-3.43 times	-2.75 times
Net debt less debt with secured guarantee (3) shall not be in excess of 50% of equity.	-40.71%	-46.72%

Total account receivable plus unearned revenue plus total inventory of finished units required to be greater than 1.5 times the net debt plus payable for purchase of properties plus unappropriated cost or below zero

	2.50 times	2.89 times

(1)   Available funds is referred to cash and cash equivalents and Securities.

(2)   Total of receivables, whenever mentioned, is related to the amount reflected in the Balance Sheet plus the installment not stated in the Balance Sheet

(3)   Debt of projects and debts with in real guarantee is referred to debts SFH, as well as sum of every agreement of loans disbursed, the funds of which are arising from SHF, as well as debt related to seventh issue.

(4)   Total of inventories.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 13 to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

14.  Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables portfolio  are as follows:

	Company		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014

Assignment of credit rights:
Obligation CCI jun/11	5,103	5,678	7,841	8,851
Obligation CCI dec/11	2,491	2,897	3,462	3,985
Obligation CCI jul/12	1,343	1,483	1,343	1,483
Obligation CCI nov/12	-	-	5,642	6,151
Obligation CCI dec/12	7,627	8,604	7,627	8,604
Obligation CCI nov/13	3,630	3,451	8,799	9,459
Obligation CCI nov/14	8,125	9,407	10,240	11,513
Obligation FIDC	2,563	2,976	5,288	6,083

	30,882	34,496	50,242	56,129

Current portion	12,431	14,128	21,761	24,135
Non-current portion	18,451	20,368	28,481	31,994

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 14 to the financial statements as of December 31, 2014.

15.  Payables to venture partners

	Company		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014

Usufruct of shares	10,794	10,794	13,430	11,030

	10,794	10,794	13,430	11,030

Current portion	6,081	6,081	8,717	6,317
Noncurrent portion	4,713	4,713	4,713	4,713

The maturities of current and non-current portions are as follows:

	Company		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014

2015	6,081	6,081	8,717	6,317
2016	3,573	3,573	3,573	3,573
2017	1,140	1,140	1,140	1,140
Total	10,794	10,794	13,430	11,030

       The other explanation related to this note was not subject to significant changes in relation to those reported in Note 15 to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

16.  Other payables

	Company		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014

Acquisition of interests	-	-	-	2,395
Provision for penalties for delay in construction works	2,714	3,541	5,584	7,663
Cancelled contract payable	12,994	10,557	29,813	27,607
Warranty provision	38,102	30,858	59,092	52,167
Deferred sales taxes (PIS and COFINS)	10,749	9,507	16,053	14,163
Provision for net capital deficiency (Note 9)	70,264	65,923	44,193	32,882
Long-term suppliers	5,834	6,158	7,541	12,117
Other liabilities	10,588	19,185	36,504	39,446

	151,245	145,729	198,780	188,440

Current portion	135,361	128,567	165,453	157,896
Non-current portion	15,884	17,162	33,327	30,544

17.  Provisions for legal claims and commitments

During the period ended March 31, 2015, the changes in the provisions are summarized as follows:

Company	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2014	124,175	218	45,447	169,840
Additional provision (Note 24)	11,545	20	7,146	18,711
Payments and reversal of provision not used	(7,710)	(20)	(1,668)	(9,398)
Balance at March 31, 2015	128,010	218	50,925	179,153

Current portion	90,603	218	12,496	103,317
Non-current portion	37,407	-	38,429	75,836

Consolidated	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2014	157,842	414	81,318	239,574
Additional provision (Note 24)	16,156	32	9,882	26,070
Payments and reversal of provision not used	(12,098)	(39)	(6,200)	(18,337)
Balance at March 31, 2015	161,900	407	85,000	247,307

Current portion	90,603	218	12,496	103,317
Non-current portion	71,297	189	72,504	143,990

(a)      Civil lawsuits, tax procceedings and labor claims

As of March 31, 2015, the Company and its subsidiaries have deposited in court the amount of R$120,153 (R$123,510 in 2014) in the Company’s statement , and R$151,050 (R$154,939 in 2014) in the consolidated statement (Note 7).

	Company		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014

Civil lawsuits	81,243	88,378	99,726	106,731
Tax proceedings	12,311	12,311	12,350	12,350
Labor claims	26,599	22,821	38,974	35,858
	120,153	123,510	151,050	154,939

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

17.  Provisions for legal claims and commitments --Continued

(i)      Lawsuits in which likelihood of loss is rated as possible

As of March 31, 2015, the Company and its subsidiaries are aware of other claims and civil, labor and tax risks. Based on the history of probable processes and the specific analysis of main claims, the measurement of claims with likelihood of loss considered possible amounted to R$581,482 (R$561,056 in 2014), based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for possible losses. The change in the period was caused by the higher volume of lawsuits with smaller amounts and review of the involved amounts.

	Company		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014

Civil lawsuits	239,241	233,371	451,088	441,083
Tax proceedings	44,977	38,053	60,608	53,586
Labor claims	43,512	42,355	69,786	66,387
	327,730	313,779	581,482	561,056

(b)     Payables related to the completion of real estate ventures

There was no significant change in relation to the information disclosed in Note 17(i)(b) to the financial statements of December 31, 2014.

(c)      Others commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has commitments related to the rental of 30 properties, where its facilities are located, at a the monthly cost of R$1,048 adjusted by the IGP-M/FGV variation. The rental term is from one to ten years and there is a fine in case of cancelled contracts corresponding to three months' rent or in proportion to the contract expiration time.

       The other explanation related to this note was not subject to significant changes in relation to those reported in Note 17 to the financial statements as of December 31, 2014.

18.  Payables for purchase of properties and advances from customers

	Company		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014

Payables for purchase of properties	124,260	127,123	327,475	331,436
Adjustment to present value	(5,202)	(5,077)	(5,670)	(5,619)
Advances from customers
Development and sales	10,592	12,939	20,753	21,236
Barter transaction - Land	155,677	168,028	232,358	244,689

	285,327	303,013	574,916	591,742

Current portion	229,168	228,991	498,857	490,605
Non-current portion	56,159	74,022	76,059	101,137

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

19.  Equity

19.1.  Capital

As of March 31, 2015 and December 31, 2014, the Company's authorized and paid-in capital amounts to R$2,740,662, represented by 378,066,162 (408,066,162 as of December 31, 2014) registered common shares, without par value, of which 10,806,616 (29,881,286 as of December 31, 2014) were held in treasury.

According to the Company’s articles of incorporation, capital may be increased without the need of making amendment to it, upon resolution of the Board of Directors, which may set the conditions for issuance up to the limit of 600,000,000 (six hundred million) common shares.

On February 02, 2015, the Company created a repurchase programs of its common shares aimed at holding them in treasury and later selling or cancelling them, limiting the acquisition to 27,000,000 shares to be carried out within 365 days. On the same date, it also approved the cancellation of 30,000,000 common shares issued by the Company and held in treasury, without a capital decrease. In the period ended March 31, 2015, the Company acquired 10,925,330 shares in the total amount of R$22,135.

Treasury shares - 03/31/2015
Type	GFSA3	R$	%	R$ thousand	R$ thousand
Acquisition Date	Amount	Weighted average price	% - On outstanding shares	Market Value (*)	Carrying amount
20/11/2001	599,486	2.8880	0.14%	1,289	1,731
1st quarter of 2013	1,000,000	4.3316	0.23%	2,150	4,336
2nd quarter of 2013	9,000,000	3.9551	2.07%	19,350	35,634
4th quarter of 2013	8,500,000	3.6865	1.95%	18,275	31,369
1st quarter of 2014	14,900,000	3.2297	3.42%	32,035	48,168
2nd quarter of 2014 (transfer)	(4,169,157)	3.2168	-1.03%	(8,964)	(13,424)
2nd quarter of 2014	1,000,000	3.1843	0.25%	2,150	3,187
3º quarter of 2014 (transfer)	(1,294,238)	3.2135	-0.30%	(2,783)	(4,159)
3º quarter of 2014	752,900	2.9283	0.17%	1,619	2,206
4th quarter of 2014	27,085,334	2.0956	6.64%	58,233	61,704
4th quarter of 2014 (cancellations)	(27,493,039)	3.3351	-6.74%	(59,110)	(91,693)
1st quarter of 2015	10,925,330	2.0244	2.89%	23,489	22,135
1st quarter of 2015 (cancellations)	(30,000,000)	2.4738	-7.94%	(64,500)	(74,214)
	10,806,616	2.4967	1.75%	23,233	26,981

(*)          Market value calculated based on the closing share price at March 31, 2015 (R$ 2.15), not considering the effect of any volatility.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

19. Equity--Continued

19.1.  Capital--Continued

Treasury shares - 12/31/2014
Type	GFSA3	R$	%	R$ thousand	R$ thousand
Acquisition Date	Amount	Weighted average price	% - On outstanding shares	Market Value (*)	Carrying amount
20/11/2001	599,486	2.8880	0.14%	1,319	1,731
1st quarter of 2013	1,000,000	4.3316	0.23%	2,200	4,336
2nd quarter of 2013	9,000,000	3.9551	2.07%	19,800	35,634
4th quarter of 2013	8,500,000	3.6865	1.95%	18,700	31,369
1st quarter of 2014	14,900,000	3.2297	3.42%	32,780	48,168
2nd quarter of 2014 (transfer)	(4,169,157)	3.2168	-1.03%	(9,172)	(13,424)
2nd quarter of 2014	1,000,000	3.1843	0.25%	2,200	3,187
3º quarter of 2014 (transfer)	(1,294,238)	3.2135	-0.30%	(2,847)	(4,159)
3º quarter of 2014	752,900	2.9283	0.17%	1,656	2,206
4th quarter of 2014	27,085,334	2.0956	6.64%	59,588	61,704
4th quarter of 2014 (cancellations)	(27,493,039)	3.3351	-6.74%	(60,485)	(91,693)
	29,881,286	2.6458	6.80%	65,739	79,059

(*)           Market value calculated based on the closing share price at December 31, 2015 (R $ 2.20), not considering the effect of any volatility.

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of legal claims.

The change in the number of outstanding shares is as follows:

Common shares - In thousands
Outstanding shares as of December 31, 2014	378,184
Repurchase of treasury shares	(10,925)
Outstanding shares as of March 31, 2015	367,259

Weighted average of outstanding shares	367,259

19.2.  Stock option plan

Expenses for granting stocks recorded under the account “General and administrative expenses” (Note 24) in the periods ended March 31, 2015 and 2014 are as follows:

	03/31/2015	03/31/2014

Gafisa	2,091	3,570
Tenda	527	19
	2,618	3,589

(i)    Gafisa

The Company has a total of five stock option plans comprising common shares, launched in 2010, 2011, 2012, 2013 and 2014 which follows the rules established in the Stock Option Plan of the Company.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

19.  Equity--Continued

19.2.  Stock option plan

The granted options entitle their holders (employees) to purchase common shares of the Company’s capital, after periods that vary from one to five years of employment in the Company (essential condition to exercise the option), and expire ten years after the grant date.

In the period ended March 31, 2015, there was no change in the amount of outstanding stock options.

As of March 31, 2015, the stock options outstanding and exercisable are as follows:

Outstanding options			exercisable options
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

9,542,643	3,88	1,49	1,178,113	2,53

During the period ended March 31, 2015, the Company did not grant options in connection with its stock option plans comprising common shares (4,361,763 granted options in the year ended December 31, 2014).

(ii)    Tenda

Due to the acquisition by Gafisa of the total shares outstanding issued by Tenda, the stock option plans related to Tenda shares were transferred to Gafisa, responsible for share issuance. As of March 31, 2015 and December 31, 2014, the amount of R$14,965, related to the reserve for granting options of Tenda is recognized under the account “Related Parties” of the parent company Gafisa.

During the period ended March 31, 2015, Tenda did not granted options in connection with its stock option plans comprising common shares (42,259,687 granted options in the year ended December 31, 2014).

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

20.  Income tax and social contribution

(i)      Current income tax and social contribution

The reconciliation to the effective tax rate for the periods ended March 31, 2015 and of 2014 is as follows:

	Consolidated
	03/31/2015	03/31/2014

Income (loss) before income tax and social contribution, and statutory interest	43,761	(33,798)
Income tax benefit (expense) calculated at the applicable rate - 34%	(14,878)	11,491
Net effect of subsidiaries taxed by presumed profit	(3,343)	1,685
Tax losses (tax loss carryforwards used)	(1,744)	(2,389)
Income from equity method investments	6,191	(347)
Stock option plan	(890)	(1,220)
Other permanent differences	(5,119)	(11,263)
Charges on payables to venture partners	355	898
Tax benefits recognized (not recognized	7,268	(5,452)
	(12,160)	(6,597)

		(
Tax expenses - current	(6,860)	(7,064)
Tax income (expenses) – deferred	(5,300)	467

(ii)   Deferred income tax and social contribution

As of March 31, 2015 and December 31 2014, deferred income tax and social contribution are from the following sources:

	Company		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014
Assets
Provisions for legal claims	60,912	57,746	84,084	81,455
Temporary differences - PIS and COFINS deferred	10,339	9,754	16,400	14,960
Provision for realization of non-financial assets	2,638	2,638	12,678	12,793
Temporary differences - CPC adjustment	13,371	11,765	20,152	18,656
Other provisions	58,731	58,363	78,659	92,384
Income tax and social contribution loss carryforwards	78,015	79,499	301,861	301,598
Tax credits from downstream merger	28,165	28,165	28,165	28,165
Tax benefits not recognized	(5,795)	-	(269,490)	(276,758)
	246,376	247,930	272,509	273,253

Liabilities
Negative goodwill	(92,385)	(92,385)	(92,385)	(92,385)
Temporary differences –CPC adjustment	(108,202)	(112,258)	(107,962)	(111,294)
Differences between income taxed on cash basis and recorded on an accrual basis	(71,915)	(69,413)	(111,326)	(104,314)
	(272,502)	(274,056)	(311,673)	(307,993)

Total net	(26,126)	(26,126)	(39,164)	(34,740)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

20.  Income tax and social contribution--Continued

(ii)      Deferred income tax and social contribution --Continued

The Company has income tax and social contribution loss carryforwards for offset in the following amounts:

Company
03/31/2015			12/31/2014
Income tax	Social contribution	Total	Income tax	Social contribution	Total

Balance of income tax and social contribution loss carryforwards

229,456	229,456		233,820	233,820

Deferred tax asset (25%/9%)

57,364	20,651	78,015	58,455	21,044	79,499

Recognized deferred tax asset

53,103	19,117	72,220	58,455	21,044	79,499

Unrecognized deferred tax asset

4,261	1,534	5,795	-	-	-

Consolidated
03/31/2015			12/31/2014
Income tax	Social contribution	Total	Income tax	Social contribution	Total

Balance of income tax and social contribution loss carryforwards

887,826	887,826		887,052	887,052

Deferred tax asset (25%/9%)

221,957	79,904	301,861	221,763	79,835	301,598

Recognized deferred tax asset

53,103	19,117	72,220	58,455	21,044	79,499

Unrecognized deferred tax asset

168,854	60,787	229,641	163,308	58,791	222,099

Based on the estimate of projections for generation of future taxable profit of Gafisa, the estimated recovery of the Company’s balance of deferred income tax and social contribution assets is as follows:

	Company
	Tax loss and negative basis	Income tax and Social Contribution

2015	5,347	1,818
2016	3,193	1,086
2017	26,060	8,860
2018	19,030	6,470
2019 on forward	175,826	59,781
	229,456	78,015

       The other explanation related to this note was not subject to significant changes in relation to those reported in Note 20 to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

21.  Financial Instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments with the objective of hedging is achieved through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and performance of the proposed strategy. The control policy consists of continuously monitoring the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not use derivatives or any other risky assets for speculative purposes. The result from these operations is consistent with the policies and strategies devised by Company management. However, the Company does not adopt the hedge accounting practice. The Company and its subsidiaries operations are subject to the following risk factors:

(i)     Risk considerations

a)    Credit risk

There was no significant change in relation to the credit risks disclosed in Note 21(i)(a) to the financial statements as of December 31, 2014.

b)    Derivative financial instruments

The Company adopts the policy of participating in operations involving derivative financial instruments with the objective of mitigating or eliminating currency, index and interest rate risks to its operations, when considered necessary.

The Company holds derivative instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

As of March 31, 2015, the Company had derivative contracts for hedging purposes in relation to interest fluctuations, with final maturity between June 2015 and January 2020. The derivative contracts are as follows:

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

21. Financial Instruments--Continued

(i)    Risk considerations --Continued

b)    Derivative financial instruments-Continued

		Reais	Percentage		Term		Fair value of derivative instruments

Company	Swap agreements (Fixed for CDI)	Nominal value	Original index rate	"Swap"	Beginning	End	03/31/2015	12/31/2014

Gafisa S/A	Banco Votorantim S.A.	82,500	Pre 13.7946%	CDI + 1.6344%	12/22/2014	06/22/2015	(188)	(208)
Gafisa S/A	Banco Votorantim S.A.	55,000	Pre 11.8752%	CDI + 0.2801%	06/22/2015	12/21/2015	(515)	(401)
Gafisa S/A	Banco Votorantim S.A.	55,000	Pre 14.2672%	CDI + 1.6344%	12/21/2015	06/20/2016	(251)	(160)
Gafisa S/A	Banco Votorantim S.A.	27,500	Pre 11.1136%	CDI + 0.2801%	06/20/2016	12/20/2016	(239)	(185)
Gafisa S/A	Banco Votorantim S.A.	27,500	Pre 15.1177%	CDI + 1.6344%	12/20/2016	06/20/2017	22	58
Gafisa S/A	Banco Votorantim S.A.	130,000	CDI + 1.90%	118% CDI	07/22/2014	07/26/2018	(1,128)	(941)
Gafisa S/A	Banco HSBC	194,000	Pre 12.8727%	120% CDI	09/29/2014	10/08/2018	(7,898)	(6,336)
Gafisa S/A	Banco Votorantim S.A. (a)	55,000	CDI + 8.22%	120% CDI	03/17/2015	01/20/2020	(687)	-
							(10,884)	(8,173)

					Current		(8,077)	(3,340)
					Noncurrent		(2,807)	(4,833)

(a)      On March 17, 2015, the Company bought derivative swap transactions to mitigate the exposure to the fixed index of the tenth debentures placement, changing the position from IPCA + 8.22% p.a. to 120% of CDI (Note 13).

During the period ended March 31, 2015, the amount of R$2,756 (R$186 in 2014), in the Company’s statements and in the consolidated statements, which refers to net result of the interest swap transaction, was recognized in the “financial income (expenses)” line in the statement of operations for the year, allowing correlation between the impact of such transactions and interest rate fluctuation in the Company’s consolidated financial statements (Note 25).

The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific valuation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction, which may vary upon the financial settlement of transactions.

c)    Interest rate risk

There was no significant change in relation to the interest rate risks disclosed in Note 21(i)(c) to the financial statements as of December 31, 2014.

d)    Liquidity risk

There was no significant change in relation to the interest rate risks disclosed in Note 21(i)(d) to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

21.  Financial Instruments--Continued

(i)    Risk considerations --Continued

d)    Liquidity risk-Continued

The maturities of financial instruments, loans, financing, suppliers, payables to venture partners and debentures are as follows:

	Company
As of March 31, 2015	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Loans and financing (Note 12)	450,831	687,904	56,777	-	1,195,512
Debentures (Note 13)	329,876	439,849	101,863	-	871,588
Payables to venture partners (Note 15)	6,081	4,713	-	-	10,794
Suppliers	66,900	-	-	-	66,900
	853,688	1,132,466	158,640	-	2,144,794

	Company
As of December 31, 2014	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Loans and financing (Note 12)	443,802	667,064	83,208	-	1,194,074
Debentures (Note 13)	314,770	420,468	64,244	-	799,482
Payables to venture partners (Note 15)	6,081	4,713	-	-	10,794
Suppliers	57,369	-	-	-	57,369
	822,022	1,092,245	147,452	-	2,061,719

	Consolidated
Year ended March 31, 2015	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Loans and financing (Note 12)	546,115	759,015	62,255	-	1,367,385
Debentures (Note 13)	528,856	639,848	101,864	-	1,270,568
Payables to venture partners (Note 15)	8,717	4,713	-	-	13,430
Suppliers	102,391	-	-	-	102,391
	1,186,079	1,403,576	164,119	-	2,753,774

	Consolidated
Year ended December 31, 2014	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Loans and financing (Note 12)	550,058	758,812	88,555	-	1,397,425
Debentures (Note 13)	504,387	620,468	64,244	-	1,189,099
Payables to venture partners (Note 15)	6,317	4,713	-	-	11,030
Suppliers	95,131	-	-	-	95,131
	1,155,893	1,383,993	152,799	-	2,692,685

Fair value classification

The Company uses the same classification disclosed in Note 21(i)(d) to the financial statements as of December 31, 2014 to determine and disclose the fair value of financial instruments by the valuation technique.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company, presented as of March 31, 2015 and December 31, 2014 is as follows:

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

21.  Financial Instruments--Continued

(i)    Risk considerations --Continued

d)    Liquidity risk-Continued

Fair value classification

	Company			Consolidated
	Fair value classification
As of March 31, 2015	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	550,383	-	-	891,425	-

	Company			Consolidated
	Fair value classification
As of December 31, 2014	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	582,042	-	-	1,047,359	-

In addition, the fair value of financial instruments liabilities is as follows:

	Company			Consolidated
	Fair value classification
As of March 31, 2015	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial liabilities
Loans and financing (Note 21.ii.a)	-	1,178,871	-	-	1,343,123	-
Debentures (Note 21.ii.a)	-	879,882	-	-	1,268,289	-
Payables to venture partners (Note 21.ii.a)	-	12,633	-	-	12,633	-
Derivative financial instruments (Note 21.i.b)	-	10,884	-	-	10,884	-

	Company			Consolidated
	Fair value classification
As of December 31, 2014	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial liabilities
Loans and financing (Note 21.ii.a)	-	1,184,202	-	-	1,333,399	-
Debentures (Note 21.ii.a)	-	802,948	-	-	802,948	-
Payables to venture partners (Note 21.ii.a)	-	12,304	-	-	12,304	-
Derivative financial instruments (Note 21.i.b)	-	8,173	-	-	8,173	-

During the period ended March 31, 2015 and the year ended December 31, 2014, there were no transfers between the Levels 1 and 2 fair value valuation, nor were there transfers between Levels 3 and 2.

There was no significant change in relation to the other information disclosed in Note 21(ii)(a) to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

21.  Financial Instruments--Continued

 (ii)   Fair value of financial instruments

a)    Fair value measurement

       The Company uses the same methods and assumptions disclosed in Note 21(ii)(a) to the financial statements as of December 31, 2014 in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

       The most significant consolidated carrying amounts and fair values of financial assets and liabilities at March 31, 2015 and December 31, 2014 are as follows:

	Company
	03/31/2015		12/31/2014
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	34,536	34,536	33,792	33,792
Short-term investments (Note 4.2)	550,385	550,385	582,042	582,042
Trade accounts receivable (Note 5)	1,035,947	1,035,947	1,024,441	1,024,441

Financial liabilities
Loans and financing (Note 12)	1,195,512	1,178,871	1,194,074	1,184,202
Debentures (Note 13)	871,588	879,882	799,482	802,948
Payables to venture partners (Note 15)	10,794	12,633	10,794	12,304
Derivative financial instruments (Note 21(i)(b))	10,884	10,884	8,173	8,173
Suppliers	66,900	66,900	57,369	57,369

	Consolidated
	03/31/2015		12/31/2014
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	224,743	224,743	109,895	109,895
Short-term investments (Note 4.2)	891,425	891,425	1,047,359	1,047,359
Trade accounts receivable (Note 5)	1,893,753	1,893,753	1,825,319	1,825,319

Financial liabilities
Loans and financing (Note 12)	1,367,385	1,343,123	1,397,425	1,333,399
Debentures (Note 13)	1,270,568	1,268,289	1,189,099	802,948
Payables to venture partners (Note 15)	13,430	12,633	11,030	12,304
Derivative financial instruments (Note 21(i)(b))	10,884	10,884	8,173	8,173
Suppliers	102,391	102,391	95,131	95,131

b)    Risk of debt acceleration

       There was no significant change in relation to the other information disclosed in Note 21(ii)(b) to the financial statements as of December 31, 2014.

c)    Market risk

       There was no significant change in relation to the other information disclosed in Note 21(ii)(c) to the financial statements as of December 31, 2014.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

21.  Financial Instruments-Continued

(iii)   Capital stock management

There was no significant change in relation to the other information disclosed in Note 21(iii) to the financial statements as of December 31, 2014.

The Company included in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables and payables to venture partners less cash and cash equivalents and short-term investments:

	Company		Consolidated
	03/31/2015	12/31/2014	03/31/2015	12/31/2014

Loans and financing (Note 12)	1,195,512	1,194,074	1,367,385	1,397,425
Debentures (Note 13)	871,588	799,482	1,270,568	1,189,099
Obligations assumed on assignment of receivables (Note 14)	30,882	34,496	50,242	56,129
Payables to venture partners (Note 15)	10,794	10,794	13,430	11,030
( - ) Cash and cash equivalents and short-term investments (Note 4.1 e 4.2)	(584,921)	(615,834)	(1,116,168)	(1,157,254)
Net debt	1,523,855	1,423,012	1,585,457	1,496,429
Equity	3,066,952	3,055,345	3,070,891	3,058,403
Equity and net debt	4,590,807	4,478,357	4,656,348	4,554,832

 (iv) Sensitivity analysis

The sensitivity analysis of financial instruments for the period ended March 31, 2015 and year ended December 31, 2014, except swap contracts, which are analyzed through their due dates, aims to present the scenarios that may incur material losses on the Company’s profit or loss, as provided for by CVM, through Rule No. 475/08, in order to show a 25% and 50% increase/decrease in the risk variable considered.

As of March 31, 2015 and December 31, 2014, the Company has the following financial instruments:

a)   Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)   Loans and financing and debentures linked to the Referential Rate (TR) and CDI, and debentures indexed to the CDI, IPCA and TR;

c)   Trade accounts receivable, linked to the National Civil Construction Index (INCC).

For the sensitivity analysis for the period ended March 31, 2015 and year ended December 31 2014, the Company considered the interest rates of investments, loans and accounts receivables, the Interbank Deposit Certificate rate (CDI) at 12.53% (11.51% in 2014), the  Reference Rate (TR) at 1.53% (0.52% in 2014), the National Construction Cost Index (NCCI) at 7.34% (6.95% in 2014), the Market Prices Indexes (IGP-M) at 3.15% (3.67% in 2014) and the Extended National Consumer Price Index (IPCA) at 8.13% (6.41% in 2014). The scenarios considered were as follows:

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

21.  Financial Instruments--Continued

(iv)   Sensitivity Analysis--Continued

Scenario I: 50% increase in the risk variables used for pricing

Scenario II: 25% increase in the risk variables used for pricing

Scenario III: 25% decrease in the risk variables used for pricing

Scenario IV: 50% decrease in the risk variables used for pricing

As of March 31, 2015:

		Scenario
		I	II	III	IV
Operation	Risk	50% Increase	25% Decrease	25% Decrease	50% Decrease

Short-term investments	Increase/decrease of CDI	48,514	24,257	(24,257)	(48,514)
Loans and financing	Increase/decrease of CDI	(32,704)	(16,352)	16,352	32,704
Debentures	Increase/decrease of CDI	(15,769)	(7,884)	7,884	15,769
Derivative financial instruments	Increase/decrease of CDI	(32,207)	(16,894)	18,415	38,851

Net effect of CDI variation		(32,166)	(16,873)	18,394	38,810

Loans and financing	Increase/decrease of TR	(5,325)	(2,663)	2,663	5,325
Debentures	Increase/decrease of TR	(6,882)	(3,441)	3,441	6,882

Net effect of TR variation		(12,207)	(6,104)	6,104	12,207

Debentures	Increase/decrease of IPCA	(2,750)	(1,375)	1,375	2,750

Net effect of IPCA variation		(2,750)	(1,375)	1,375	2,750

Accounts receivable	Increase/decrease of INCC	64,780	32,390	(32,390)	(64,780)
Properties for sale	Increase/decrease of INCC	65,078	32,539	(32,539)	(65,078)

Net effect of INCC variation		129,858	64,929	(64,929)	(129,858)

As of December 31, 2014:

		Scenario
		I			I
Operation	Risk	50% Increase	Operation	Risk	50% Increase

Short-term investments	Increase/decrease of CDI	51,528	25,764	(25,764)	(51,528)
Loans and financing	Increase/decrease of CDI	(31,786)	(15,893)	15,893	31,786
Debentures	Increase/decrease of CDI	(14,571)	(7,285)	7,285	14,571
Derivative financial instruments	Increase/decrease of CDI	(36,708)	(19,243)	21,282	44,892

Net effect of CDI variation		(31,537)	(16,657)	18,696	39,721

Loans and financing	Increase/decrease of TR	(1,851)	(925)	925	1,851
Debentures	Increase/decrease of TR	(2,321)	(1,160)	1,160	2,321

Net effect of TR variation		(4,172)	(2,085)	2,085	4,172

Debentures	Increase/decrease of IPCA	(457)	(229)	229	457

Net effect of IPCA variation		(457)	(229)	229	457

Accounts receivable	Increase/decrease of INCC	59,351	29,675	(29,675)	(59,351)
Properties for sale	Increase/decrease of INCC	58,774	29,387	(29,387)	(58,774)

Net effect of INCC variation		118,125	59,062	(59,062)	(118,125)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

22.  Related Parties

22.1.  Balances with Related Parties

The balances between the Company and related companies are realized under conditions and prices established between the parties.

	Company		Consolidated
Current Accounts	03/31/2015	12/31/2014	03/31/2015	12/31/2014

Assets
Current account:
SPEs Total	53,083	96,071	156,053	139,947
Condominium, consortium and third party work	15,525	2,785	15,525	2,785
Loans receivable	69,911	68,120	106,480	107,067
Dividends receivable	5,861	5,909	-	-
	144,380	172,885	278,058	249,799

Current	74,469	104,765	171,578	142,732
Non-current	69,911	68,120	106,480	107,067

Liabilities
Checking Account:
Total SPEs and Tenda	(447,755)	(596,047)	(204,763)	(156,503)
	(447,755)	(596,047)	(204,763)	(156,503)

Current portion	(447,755)	(596,047)	(204,763)	(156,503)

The composition, nature and conditions of the Company’s loans receivables are demonstrated below:

	Company
	03/31/2015	12/31/2014	Nature	Interest Rate

Engenho	18	17
Tembok Planej. E Desenv. Imob. Ltda. (Vistta Laguna)	10,034	9,891	Construction	12% p.a. + IGPM
Acquarelle Civilcorp Incorporações Ltda.	517	493	Construction	12% p.a. + IGPM
Manhattan Residencial I	50,569	49,358	Construction	10% p.a. + TR
Scena Laguna - Tembok Planej. e Desenv. Imob. Ltda.	8,773	8,361	Construction	12% p.a. + IGPM
Total Company	69,911	68,120

	Company
	03/31/2015	12/31/2014	Nature	03/31/2015

Engenho	18	17	Construction	12% p.a. + IGPM
Tembok Planej. E Desenv. Imob. Ltda. (Vistta Laguna)	10,034	9,891	Construction	12% p.a. + IGPM
Acquarelle - Civilcorp Incorporações Ltda.	517	493	Construction	12% p.a. + IGPM
Manhattan Residencial I	50,569	49,358	Construction	10% p.a. + TR
Scena Laguna - Tembok Planej. E Desenv. Imob. Ltda.	8,773	8,361	Construction	12% p.a. + IGPM
Fit Jardim Botanico SPE Emp. Imob. Ltda.	10,164	10,164	Construction	113.5% of 126.5% of CDI
Fit 09 SPE Emp. Imob. Ltda.	8,422	8,422	Construction	120% of 126.5% of CDI
Fit 19 SPE Emp. Imob. Ltda.	4,043	4,037	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	956	936	Construction	113.5% of 126.5% of CDI
Atua Construtora e Incorporadora S.A.	12,168	12,168	Construction	113.50% to 112% of CDI
Bild Desenvolvimento Imobiliário Ltda	-	2,471	Construction	IGPM + 12% interest p.a.
Other	816	749	Construction	Several
Total consolidated	106,480	107,067

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

22.  Related Parties--Continued

22.1.  Balances with related parties--Continued

In the period ended March 31, 2015, the recognized financial income from interest on loans amounted to R$2,133 (R$1,371 in 2014) in the Company’s statements and R$2,174 (R$1,486 in 2014) in the consolidated statements (Note 25).

Information regarding management transactions and compensation is described in Note 26.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 22 to the financial statements as of December 31, 2014.

22.2.  Endorsements, guarantees and sureties

The financial transactions of the special purpose entities of the Company are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$1,039,685 as of March 31, 2015 (R$973,808 in 2014).

23.  Net operating revenue

Company		Consolidated
03/31/2015	03/31/2014	03/31/2015	03/31/2014

Gross operating revenue

Real estate development, sale, barter transactions and construction services

297,807	259,919	555,828	438,604

(Recognition) Reversal of allowance for doubtful accounts and provision for cancelled contracts (Note 5)

(626)	(263)	9,026	30,038

Taxes on sale of real estate and services

(26,780)	(23,546)	(45,353)	(35,941)

Net operating revenue

270,401	236,110	519,501	432,701

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

24.  Costs and expenses by nature

These are represented by the following:

	Company		Consolidated
	03/31/2015	03/31/2014	03/31/2015	03/31/2014
Cost of real estate development and sale:
Construction cost	(116,316)	(106,387)	(227,823)	(202,484)
Land cost	(35,952)	(25,467)	(62,508)	(40,839)
Development cost	(10,999)	(9,202)	(24,697)	(24,301)
Capitalized financial charges (Note 12)	(24,962)	(19,009)	(30,102)	(34,745)
Maintenance / warranty	(14,945)	(5,342)	(15,828)	(7,532)
Provision for cancelled contracts (Note 5)	-	-	(9,343)	(25,452)
	(203,174)	(165,407)	(370,301)	(335,353)

Commercial expenses:
Marketing expenses	(5,927)	(4,760)	(13,945)	(9,183)
Brokerage and sale commission	(3,406)	(5,730)	(8,014)	(11,055)
Customer Relationship Management expenses	(1,929)	(4,032)	(4,539)	(7,778)
Other	(261)	(1,434)	(615)	(2,766)
	(11,523)	(15,956)	(27,113)	(30,782)

General and administrative expenses:
Salaries and payroll charges	(9,523)	(11,248)	(18,774)	(20,536)
Employee benefits	(1,195)	(1,079)	(1,955)	(1,864)
Travel and utilities	(299)	(369)	(608)	(555)
Services	(3,147)	(5,108)	(5,543)	(9,740)
Rents and condominium fees	(2,603)	(2,452)	(3,748)	(4,194)
IT	(4,170)	(3,702)	(7,379)	(5,829)
Stock option plan (Note 19.3)	(2,091)	(3,570)	(2,618)	(3,589)
Reserve for profit sharing (Note 26.iii)	(6,000)	(3,828)	(2,914)	(4,789)
Other	144	(145)	(129)	(323)
	(28,884)	(31,501)	(43,668)	(51,419)

Other income (expenses), net:
Expenses with lawsuits (Note 17)	(18,711)	(15,519)	(26,070)	(26,148)
Equity pick-up in unincorporated venture (“SCP”)	-	4,839	-	-
Other	(8,482)	(806)	(7,485)	156
	(27,193)	(11,486)	(33,555)	(25,992)

25.  Financial income (expenses)

	Company		Consolidated
	03/31/2014	03/31/2015	03/31/2014	03/31/2015
Financial income
Income from financial investments	15,504	25,227	28,320	37,410
Financial income on loans (Note 22)	2,133	1,371	2,174	1,486
Interest income	409	1,052	460	1,878
Other financial income	110	1,985	1,658	3,422
	18,156	29,635	32,612	44,196
Financial expenses
Interest on funding, net of capitalization (Note 12)	(19,057)	(30,097)	(23,832)	(35,674)
Amortization of debenture cost	(983)	(937)	(983)	(937)
Payables to venture partners	(576)	-	(576)	(44)
Banking expenses	(862)	(1,866)	(1,207)	(1,730)
Derivative transactions (Note 21 (i) (b))	(2,756)	(186)	(2,756)	(186)
Discount in securitization transaction	(12)	(1,790)	(23)	(2,137)
Offered discount and other financial expenses	(6,717)	(2,230)	(11,451)	(11,402)
	(30,963)	(37,106)	(40,828)	(52,110)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

26.  Transactions with management and employees

(i)     Management compensation

The amounts recorded in the account “general and administrative expenses” for the period ended March 31, 2015 and 2014, related to the compensation of the Company’s key management personnel are as follows:

	Management Compensation
Period ended March 31, 2015	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	5	3
Annual fixed compensation (in R$)	423	921	50
Salary / Fees	423	825	50
Direct and indirect benefits	-	96	-
Monthly compensation (in R$)	141	307	17
Total compensation	423	921	50
Profit sharing	-	1,138	-

	Management Compensation
Period ended March 31, 2014	Board of Directors	Statutory Board	Fiscal Council

Number of members	9	5	3
Annual fixed compensation (in R$)	478	1,011	45
Salary / Fees	463	900	45
Direct and indirect benefits	15	111	-
Monthly compensation (in R$)	159	337	15
Total compensation	478	1,011	45
Profit sharing	-	958	-

The maximum aggregate compensation of the Company’s management members for the year 2015 was established at R$13,228, as approved at the Annual Shareholders’ Meeting held on April 16, 2015.

On the same occasion the compensation limit of the Fiscal Council members for their next term of office that ends in the Annual Shareholders’ Meeting to be held in 2016 was approved at R$205.

(ii)    Commercial operations

For the period ended March 31, 2015, there were no sales of units to the management (R$1,513 for the period ended March 31, 2014) and the total receivables for the these transactions is R$4,439 (R$4,686 at December 31, 2014).

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

26.  Transactions with management and employees --Continued

(iii)   Profit sharing

In the period ended March 31, 2015, the Company recorded an expense for profit sharing amounting to R$6,000 in the Company’s statement (R$3,828 in 2014) and R$2,914 in the consolidated statement (R$4,789 in 2014) in the account “General and Administrative Expenses” (Note 24).

	Company		Consolidated
	03/31/2015	03/31/2014	03/31/2015	03/31/2014

Executive officers	1,138	958	2,607	958
Other employees	4,863	2,870	7,607	3,831
Reclassification at Tenda			(1,636)
Reversal at Tenda	-	-	(5,664)	-
	6,000	3,828	2,914	4,789

Other explanation related to this note was not subject to significant changes in relation to those reported in Note 26 to the financial statements as of December 31, 2014.

27.  Insurance

For the period ended March 31, 2015, insurance contracts were not subject to significant changes in relation to those disclosed in Note 27 to the financial statements as of December 31, 2014.

28.  Earnings (loss) per share

The following table presents the calculation of basic and diluted earnings and loss per share, basic and diluted. Due to the losses for the period ended March 31, 2015, shares with dilutive potential are not considered, because the impact would be antidilutive.

	03/31/2015	03/31/2014
Basic numerator
Proposed dividends and interest on capital	-	-
Undistributed earnings (loss)	31,651	(39,789)
Undistributed earnings (loss), available for the holders of common shares	31,651	(39,789)

Basic denominator (in thousands of shares)
Weighted average number of shares	367,259	407,150

Basic earnings (loss) per share in Reais	0.0862	(0.0977)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

28.  Profit and loss per share --Continued

	03/31/2015	03/31/2014
Diluted numerator
Proposed dividends and interest on capital	-	-
Undistributed earnings (loss)	-	-
Undistributed earnings (loss), available for the holders of common shares	31,651	(39,789)
	31,651	(39,789)
Diluted denominator (in thousands of shares)
Weighted average number of shares	367,259	407,150
Stock options	2,491	-
Diluted weighted average number of shares	369,750	407,150

Diluted earnings (loss) per share in Reais	0.0856	(0.0977)

Other explanation related to this note was not subject to significant changes in relation to those reported in Note 28 to the financial statements as of December 31, 2015.

29.  Segment information

The following table presents the quarterly information for the Company’s business segments:

			Consolidated
	Gafisa S.A.	Tenda	03/31/2015
Net operating revenue	340,058	179,443	519,501
Operating costs	(241,911)	(128,390)	(370,301)

Gross profit	98,147	51,053	149,200

Selling expenses	(14,092)	(13,021)	(27,113)
General and administrative expenses	(28,885)	(14,783)	(43,668)
Depreciation and amortization	(8,279)	(3,390)	(11,669)
Financial expenses	(29,021)	(11,807)	(40,828)
Financial income	19,277	13,335	32,612
Tax expenses	(7,350)	(4,810)	(12,160)

Net profit (loss) for the period from continuing operations	20,205	11,446	31,651

Customers (short and long term)	1,459,650	434,103	1,893,753
Inventories (short and long term)	1,798,087	759,669	2,557,756
Other assets	1,926,880	955,509	2,882,389

Total assets	5,184,617	2,149,281	7,333,898

Total liabilities	3,220,310	1,042,697	4,263,007

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

29. Segment information--Continued

			Consolidated
	Gafisa S.A.	Tenda	03/31/2014
Net operating revenue	326,750	105,951	432,701
Operating costs	(237,860)	(97,493)	(335,353)

Gross profit	88,890	8,458	97,348

Selling expenses	(18,995)	(11,787)	(30,782)
General and administrative expenses	(32,449)	(18,970)	(51,419)
Depreciation and amortization	(11,206)	(2,816)	(14,022)
Financial expenses	(38,984)	(13,126)	(52,110)
Financial income	31,160	13,036	44,196
Tax expenses	(4,022)	(2,575)	(6,597)

Net profit (loss) for the period from continuing operations	(2,329)	(37,460)	(39,789)

Customers (short and long term)	1,569,010	484,786	2,053,796
Inventories (short and long term)	1,488,390	663,884	2,152,274
Other assets	2,253,220	1,158,873	3,412,093

Total assets	5,310,620	2,307,543	7,618,163

Total liabilities	3,273,346	1,215,208	4,488,554

Other explanation related to this note was not subject to significant changes in relation to those reported in Note 29 to the financial statements as of December 31, 2014.

30.  Real estate units under construction – information and commitments

Pursuant to paragraphs 20 and 21 of ICPC 02, The recognized revenue amounts and incurred costs are presented in the consolidated statement of operations, and the advances received in the heading “Payables for purchase of property and advances from customer”. The Company shows below information on the units under construction as of March 31, 2015:

Consolidated
03//312015

Unappropriated sales revenue of units sold	952,496
Unappropriated estimated cost of units sold	(554,763)

(i) unappropriated sales revenue of units sold
Ventures under construction:
Contracted sales revenue	3,215,441
Appropriated sales revenue	(2,262,945)
Unappropriated sales revenue (a)	952,496

(ii) Unappropriated estimated cost of units sold
Ventures under construction:
Estimated cost of units	(1,951,685)
Incurred cost of units	1,396,922
Unappropriated estimated cost (b)	(554,763)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

30.  Real estate units under construction – information and commitments --Continued

(iii) Unappropriated estimated cos of units not yet sold
Ventures under construction:
Estimated cost of units	(1,171,595)
Incurred cost of units	495,803
Unappropriated estimated cost	(675,792)

(a)   The unapropriated sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted from cancellations, net of the levied taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development) and therefore is not appropriated to profit or loss.

(b)   The unappropriated estimated cost of units sold do not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold at the extent they are incurred, and also the warranty provision, which is appropriated to real estate units as the construction work progresses.

       Presented below is a table of the percentage of asset related to the Company’s ventures that are included in the structures of equity segregation of the purchase as of March 31, 2015.

03/31/2015

Total assets included in asset segregation structures from incorporation (*)	7,327,139
Total consolidated assets	7,333,898
Percentage	99.91%

(*)Total assets of the Company, except for the Gafisa Vendas subsidiary, a company that sells the ventures of Gafisa. Regarding the ventures of subsidiaries, the administration of the cash and cash equivalents and corporate debts are carried out through the National Corporate Taxpayers’ Registry (CNPJ) of the company and not separately by venture.

31.  Communication with regulatory bodies

Other explanation related to this note was not subject to significant changes in relation to those reported in Note 31 to the financial statements as of December 31,2014.

32.  Subsequent Events

(i)      Funds held in trust by third parties

On April 1st, 2015, the Company paid the twelfth installment of interest and the sixth installment of amortization related to the first debentures placement of the subsidiary Tenda, totaling R$99,143, with R$80,000 of principal and R$19,143 of interest.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information -Continued

March 31, 2015

(Amounts in thousands of Reais, except as otherwise stated)

32.  Subsequent Events --Continued

(ii)     General Shareholders Meeting

The company’s General Shareholders Meeting was conducted on April 16, 2015. The main resolutions were: (i) the approval of financial statements for the year ended December 31, 2015; (ii) the consignation that no dividends shall be distributed due to the registration of losses for 2015; (iii) the definition of the aggregate compensation amount to be distributed among the management and fiscal council members and  (iv) election of members to the Fiscal Council.

(iii)    Relevant Fact

In April 29, 2015, the Company disclosed a relevant fact informing its shareholders and the general Market that the works towards a potential separation of Gafisa and Tenda business units are still in progress, aiming at reaching conditions considered as efficient for implementation.

However, due to the ongoing definition process for the structure of capital, which is needed for the segregation process, we cannot yet define a deadline for the potential separation, with the possibility that the process may be extended until 2016.

In parallel to this process, the Management of the Companies were consulted by groups interested in studying a potential operation for acquisition of interests in Gafisa and Tenda, either together or separately. At the moment, there is no proposal or celebrated document by the Companies. Such dealings do not affect the progress of work related to the potential segregation of Gafisa and Tenda or the continuity of the business plans for the Companies and the current initiatives for adding value, seeking a positioning that maximizes the return to shareholders with increasing financial performance.

.

***

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Other information deemed relevant by the Company 1. SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

	3/31/2015
	Common shares
Shareholder	Shares	%

Treasury shares	10,806,616	2.86
FUNCEF – Fundação dos Economiários Federais	23,835,800	6.30
Polo	52,547,486	13.90
Outstanding shares	290,876,260	76.94

Total shares	378,066,162	100.00

	3/31/2014
	Common shares
Shareholder	Shares	%

Treasury shares	33,999,486	7.81
FUNCEF – Fundação dos Economiários Federais	30,472,246	7.00
Polo	23,835,800	5.47
Skagen Global	22,265,026	5.11
Orbis	22,228,676	5.10
Outstanding shares	302,757,967	69.51

Total shares	435,559,201	100.00

(A free translation from the original in Portuguese into English)

Gafisa S.A.

2. SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	3/31/2015
	Common shares
	Shares	%

Shareholders holding effective control of the Company	76,383,286	20.20
Board of Directors	592,609	0.16
Executive directors	1,534,445	0.41
Fiscal council	-	0.00

Executive control, board members, officers and fiscal council	78,510,340	20.77

Treasury shares	10,806,616	2.86
Outstanding shares in the market (*)	288,749,206	76.38

Total shares	378,066,162	100.00

	3/31/2014
	Common shares
	Shares	%

Shareholders holding effective control of the Company	98,801,748	22.68
Board of Directors	670,558	0.15
Executive directors	2,959,426	0.68
Fiscal council	20	-

Executive control, board members, officers and fiscal council	102,431,752	23.51

Treasury shares	33,999,486	7.81
Outstanding shares in the market (*)	299,127,963	68.68

Total shares	435,559,201	100.00

(*) Excludes shares of effective control, management, board and in treasury.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Other relevant information

3.COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6,404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Report on the revision of quarterly information - ITR

To

Shareholders and Management of

Gafisa S.A.

São Paulo - SP

We have reviewed the individual and consolidated interim financial information from Gafisa S.A. (“Company”), contained within the Quarterly Information Report (ITR) for the quarter ended March 31st, 2015, including the balance sheet as of March 31st, 2015 and the related statement of income, comprehensive income, changes in equity and in cash flow for the three-month period then ended, including explanatory notes.

The Company’s management is responsible for the individual interim financial information in accordance with the Technical Pronouncement of the Accounting Pronouncements Committee (CPC) 21 – Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and Intermantional Accounting Standard IAS 34 – Interim Financial Reporting, which considers the Technical Orientation - OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities Commission (CVM) and the Brazilian Federal Accounting Council (CFC), as well as for the presentation of these interim information in compliance with the standards issued by the CVM, applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review according to the Brazilian and international review standards of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of inquiries, mainly of the people responsible for the financial and accounting matters, and the application of analytical and other review procedures. An interim review is substantially less in scope than an audit conducted in accordance with auditing standards. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit. Therefore, we did not express an audit opinion.

Conclusion from the individual and consolidated interim financial information prepared in accordance with CPC 21(R1)

Based on our review, we are not aware of any fact that could lead us to believe that the individual and consolidated interim financial information included in the Quarterly Information referred above was not prepared, in all material aspects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information -  ITR, and presented in accordance with the standards issued by the Brazilian Securities Commission - CVM.

Conclusion about the consolidated interim financial information prepared in accordance with IAS 34, which considers the Guideline OCPC 04 on the application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, issued by the Committee for Accounting Pronouncements (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and by the Federal Accounting Council (CFC)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Based on our review, we are not aware of any fact that makes us believe that the consolidated interim financial information included in the Quarterly Information referred above was not prepared, in all material aspects, in accordance with IAS 34, which considers Guidance OCPC 04 on the application of Technical Interpretation ICPC02 to the Brazilian Real Estate Development Entities, issued by the Committee for Accounting Pronouncements (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM) and the Federal Accounting Council (CFC), applicable to the preparation of Quarterly Information and presented in accordance with the standards issued by the Brazilian Securities Commission - CVM.

Emphasis of matter

As described in Note 2, the individual  and consolidated interim financial information was prepared in accordance with accounting practices adopted in Brazil (CPC21 (R1)). The consolidated interim financial information prepared in accordance with IFRS applicable to the Brazilian Real Estate Development Entities (IAS34, for interim financial information), also considers the Technical Orientation - OCPC04, edited by the Accounting Pronouncements Committee (CPC). This Technical Orientation refers to the revenue recognition of this sector and involves matters related to the meaning and application of the concept of continuous transfer of the risks, benefits and control over real estate unit sales, as further described in Note 2. Our conclusion is not modified regarding this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statement of value added for the three-month period ended March 31, 2015, prepared under the responsibility of the Company’s management, the presentation of which in the interim financial information is required in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to Quarterly Information - ITR, and considered as supplemental information by the International Financial Reporting Standards (IFRS), which do not require the disclosure of the statement of value added. These statements have been submitted to the same review procedures previously described above and, based on our review, we are not aware of any fact that leads us to believe that they were not fairly stated, in all material respects, according to the individual and consolidated interim financial information taken as a whole.

São Paulo, May 7th, 2015

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Giuseppe Masi

Accountant CRC 1SP176273/O-7

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Gafisa S.A

Reports and statements \ Management statement of interim financial

Information

Management statement of interim financial information

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i) Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended March 31, 2015; and

ii)  Management has reviewed and agreed with the interim information for the period ended March 31, 2015.

Sao Paulo, May 7, 2015.

GAFISA S.A.

Management

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Gafisa S.A

Reports and Statements \ Management statement on the report on review of interim financial information

Management Statement on the Review Report

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i) Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended March 31, 2015; and

ii) Management has reviewed and agreed with the interim information for the period ended March 31, 2015.

Sao Paulo, May 7, 2015

GAFISA S.A.

Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 22, 2015

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer